Exhibit 99.1

Joint spin-off report
September 3, 2009
of the Board of Management of Deutsche Telekom AG and the Management of T-Mobile Deutschland GmbH
pursuant to § 127 of the German Reorganization and Transformation Act (Umwandlungsgesetz – UmwG)
put forward as Item 1 of the agenda of the extraordinary shareholders' meeting of Deutsche Telekom AG on November 19, 2009

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

1

I.	PRELIMINARY REMARKS AND SUBJECT OF THE REPORT

II.	Legal and economic reasons for the spin-off
1.	Description of the Companies Involved in the SPIN-OFF
2.	spin-off assets and liabilities
3.	Reason and objective of the SPIN-OFF
4.	Alternatives to the SPIN-off
5.	ORGANIZATIONAL AND MANAGEMENT STRUCTURE AFTER THE SPIN-OFF
6.	Costs of the Spin-OFF

III.	PERFORMANCE of the SPIN-OFF
1.	Spin-off by aquisition
2.	Spin-off procedure
3.	Major Steps in the SPIN-OFF

IV.	Legal, Tax, and Economic Consequences of the Spin-off
1.	Legal consequences of the spin-Off
2	Tax consequences of the spin-off
3.	Economic consequences of the spin-off

V.	Explanatory information on the spin-off agreement
1.	Section 1 (Preamble)
2.	Section 2 (General provisions)
3.	Section 3 (Spin-off assets and liabilities)
4.	Section 4 (Modalities of transfer)
5.	Section 5 (Consideration)
6.	Section 6 (Consequences of spin-off for the employees and employee representatives)
7.	Section 7 (Civil service employment relationships)
8.	Section 8 (Miscellaneous)

VI.	Effects of the spin-off on the shareholders of Deutsche Telekom AG, the shares, and exchange trading
1.	No effects of the spin-off on the shareholders of Deutsche Telekom AG
2.	No effects of the spin-off on the shares of Deutsche Telekom AG
3.	No effects of the spin-off on exchange trading of the securities
4.	No effects of the spin-off on the dividend policy

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

I.           PRELIMINARY REMARKS AND SUBJECT OF THE REPORT

The German fixed network business and the German mobile communications business of the Deutsche Telekom Group are to be legally and organizationally merged. To this end, T-HOME and T-MOBILE in Germany are to be integrated into a single legal entity. The objective is to leverage additional revenue opportunities in existing customer relationships. In particular, the number of so-called dual customers (fixed network and mobile communications) is to be increased. Furthermore, customer loyalty is to be improved and cost synergies exploited through integrated offers and service from a single source.

On September 3, 2009, therefore, Deutsche Telekom AG and T-Mobile Deutschland GmbH concluded a spin-off and take-over agreement (“spin-off agreement”) notarized by public notary Dr. Ingrid Doyé with offices in Cologne, regarding the spin-off of the T-HOME business area of Deutsche Telekom AG, as more precisely defined in the spin-off agreement (“newly defined T-HOME business area”), to T-Mobile Deutschland GmbH (“spin-off”). This spin-off agreement is to be presented to the extraordinary shareholders’ meeting of Deutsche Telekom AG on November 19, 2009 for approval. The Board of Management and Supervisory Board of Deutsche Telekom AG will propose that the extraordinary shareholders’ meeting on November 19, 2009 approve the spin-off agreement.

The Board of Management of Deutsche Telekom AG and the management of T-Mobile Deutschland GmbH hereby make a joint report pursuant to § 127 UmwG (“spin-off report”), in which they explain and give reasons for the spin-off and the spin-off agreement in legal and economic terms. From the time that the shareholders’ meeting of Deutsche Telekom AG is convened, the spin-off agreement and this spin-off report will be available for inspection at Deutsche Telekom AG’s business premises. Shareholders will be given a copy free of charge on request.

Legal and economic reasons for the spin-off are given below in Section II. Section III. describes how the spin-off will be executed. Section IV. reports on the legal, economic and tax consequences of the spin-off. Section V. explains the spin-off agreement. Section VI. presents the effects of the spin-off on the shareholders of Deutsche Telekom AG, the shares and the stock exchange trading.

II.           LEGAL AND ECONOMIC REASONS FOR THE SPIN-OFF

The following section describes the companies involved in the spin-off (see Section II. 1.) and the assets to be spun off (see Section II. 2.), presents the motivation behind the spin-off and its objective (see Section II. 3.), details alternatives to the spin-off (see Section II.4.) and, finally, explains the organizational and management structure after the spin-off (see Section II. 5.) and the costs of the spin-off (see Section II. 6.).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Description of the Companies Involved in the SPIN-OFF

1.1	Deutsche Telekom AG and its Group

(a)           Registered office, financial year and corporate purpose of Deutsche Telekom AG

Deutsche Telekom AG has its registered offices in Bonn and its business address at Friedrich-Ebert-Allee 140, 53113 Bonn. It is registered in the commercial register of the Bonn Local Court under  HRB 6794. Deutsche Telekom AG's financial year corresponds with the calendar year.

According to its Articles of Incorporation, the company's corporate purpose is to engage in business across the entire field of telecommunications, information technology, multimedia, information and entertainment as well as security services, to provide related services and to operate in related areas both domestically and abroad. Deutsche Telekom AG is authorized to engage in all acts and transactions that appear expedient to further its corporate purpose. It may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participation. It may spin off its operations wholly or partly to affiliated undertakings.

(b)	History and development

Historically, the provision of public telecommunications services in Germany was a government monopoly as formerly provided by the German Constitution (Grundgesetz). In 1989, the Federal Republic of Germany began transforming the postal and telecommunications services managed by the former monopoly provider Deutsche Bundespost into market-oriented business areas. The services were accordingly divided into three separate units, one of which was the predecessor of Deutsche Telekom AG. At the same time, the Federal Republic of Germany gradually started to liberalize the German telecommunications market. Under the reorganization, Deutsche Bundespost Telekom came into being. It formed one part separated out from the Deutsche Bundespost “special fund” by the federal government. Effective as of January 1, 1995, Deutsche Bundespost Telekom was transformed into a German stock corporation under the Posts and Telecommunications Reorganization Act (“Postreform II”). The operation of telecommunications networks (including cable networks) in Germany for all telecommunications services except public voice telephony in fixed networks was opened up to competition as early as August 1, 1996. The complete liberalization of the telecommunications sector in Germany followed as of January 1, 1998. Since then, Deutsche Telekom AG has been facing intense competition and is obligated to grant its competitors access to its network at regulated rates.

Reorganization

The constant competition has resulted in reorganizations in the past. The most important changes of the last few years were as follows:

·	Spin-off of a business unit from Deutsche Telekom Network Projects & Services GmbH to Vivento Technical Services GmbH effective as of December 1, 2004;

·	Transfer of negative assets by Deutsche Telekom AG to PASM Power and Air Condition Solution Management GmbH & Co. KG effective as of January 1, 2005;

·	Change in legal form of Vivento Technical Services KG into a German limited liability company (GmbH) effective as of August 22, 2005;

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	Change in legal form of Vivento Customer Services KG into a German limited liability company (GmbH) effective as of August 22, 2005;

·	Spin-off of the “International Carrier Sales and Service” (ICSS) / “Global Network“ (GN) business units from T-Systems International GmbH to Deutsche Telekom AG effective as of August 26, 2005;

·
Spin-off of the “Network Services” (NWS) / “Telecommunications Operations” (TCO) and “Media & Broadcast” (MB) business units from T-Systems International GmbH to Deutsche Telekom Network Projects & Services GmbH (operating under the name T-Systems Business Services GmbH from September 16, 2006) effective August 26, 2005;

·	Transfer of the “Billing and Collection” business unit by Deutsche Telekom AG to ActiveBilling GmbH & Co. KG effective as of January 1, 2006;

·	Merger of T-Online International AG into Deutsche Telekom AG effective as of June 6, 2006;

·	Spin-off of “MediaBroadcast” from T-Systems Business Services GmbH into a wholly-owned subsidiary GmbH of Deutsche Telekom AG effective as of December 31, 2006;

·	Spin-off of T-HOME’s customer service from Deutsche Telekom AG and T-Mobile Deutschland GmbH’s customer service into Deutsche Telekom Kundenservice GmbH in June 2007;

·	Spin-off of T-HOME’s technical service from Deutsche Telekom AG into Deutsche Telekom Technischer Service GmbH in June 2007;

·	Spin-off of significant parts of T-HOME’s Technology area from Deutsche Telekom AG into Deutsche Telekom Netzproduktion GmbH in June 2007;

·
Transfer of the ECHO business unit (service unit for directory inquiry business) of Deutsche Telekom AG to PrimeSeek GmbH under the agreement dated August 27, 2007 (has since been reintegrated into Deutsche Telekom AG through a remerger);

·
Spin-off of T-Systems Business Services GmbH’s corporate customer business to T-Systems Enterprise Services GmbH and merger of T-Systems Business Services GmbH with the remaining business customers area into Deutsche Telekom AG effective as of April 1, 2009;

·
Spin-off of the wholly-owned subsidiary T-Mobile Global Holding GmbH from T-Mobile International AG to an intermediate holding company and subsequent merger of T-Mobile International AG into Deutsche Telekom AG effective as of July 6, 2009.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	Development of business

    Other key events for the development of Deutsche Telekom AG’s business include the following:

·	The expansion and modernization of the telecommunications infrastructure in former East Germany in the 1990s;

·	The public offering in November 1996 and the placement of additional shares (second and third public offering) in June 1999 and June 2000;

·	The complete digitization of the German telecommunications network in 1997;

·
The expansion of business in Central and Eastern Europe through the acquisition of a substantial interest in Matáv, the Hungarian national telecommunications company, in 1993 and the acquisition of telecommunications subsidiaries in Slovakia, Macedonia, the Czech Republic and Croatia during 2000 and 2001;

·	A joint venture with France Télécom and Sprint in the period from 1996 until 2000 and a cooperation agreement with France Télécom in the period from 1998 until 2000;

·	The acquisition of One 2 One in 1999;

·	The acquisition of debis Systemhaus in 2000 and 2002;

·	The public offering of T-Online International AG in 2000;

·	The acquisition of licenses to operate UMTS networks in Germany, the United Kingdom, Austria and the Netherlands in 2000, and in the Czech Republic in 2001;

·	The divestment of the cable television businesses in 2001 and 2003;

·	The acquisition of VoiceStream and Powertel in 2001;

·	The acquisition of Ben Nederland Holding in 2000 and 2002;

·	The refocusing of the business on the core areas and debt reduction;

·	The acquisition of the remaining 49 % in the mobile network operator EuroTel Bratislava by a subsidiary of Deutsche Telekom AG (Slovak Telekom) in 2004;

·	The acquisition of the GSM network and certain mobile communications licenses in California and Nevada in connection with the dissolution of a joint venture with Cingular Wireless in 2004 and 2005;

·	The reduction of the non-strategic shareholding in the Russian mobile network operator, Mobile TeleSystems (MTS) in 2003 and 2004;

·	The sale of the non-strategic shareholding in the European satellite operator SES Global in 2004;

·	The strategic reorganization with the three business areas “Broadband/Fixed Network,” “Mobile Communications” and “Business Customers” from 2005;

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	The sale of the remaining shareholding in the Russian mobile communications operator Mobile TeleSystems (MTS) in 2005;

·	The acquisition of a 76.5% shareholding in Telekom Montenegro (Telekom Crne Gore a.d.) through the Hungarian subsidiary Magyar Telecom in 2005;

·	The acquisition of the Austrian mobile communications operator tele.ring in 2006;

·	The acquisition of the IT service provider gedas AG (gedas) (a subsidiary of Volkswagen AG), which operates mainly in the automotive industry;

·	The acquisition of additional shares in PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland, and the start of its full consolidation effective November 1, 2006;

·	The acquisition of 120 additional mobile communications licenses in the United States through T-Mobile USA in November 2006;

·	The launch of Triple Play, a broadband product that combines DSL, telephony and television/video services based on T-COM’s new VDSL high-speed network, in November 2006;

·	The acquisition of the Dutch telecommunications provider Orange Nederland in 2007;

·	The sale of Media & Broadcast to Télédiffusion de France in January 2008;

·	The conclusion of the purchase of the U.S. mobile network operator SunCom in February 2008;

·	The acquisition of a share of 25% plus one share in the Greek telecommunications operator Hellenic Telecommunications Organization S.A. in November 2008;

·	The sale of the DeTe Immobilien to Strabag SE effective as of October 1, 2008;

·	The full consolidation of Hellenic Telecommunications Organization S.A. in February 2009:

·	The realignment of the organizational and management structure effective July 1, 2009.

(c )           Business activities and investments

(i)	Overview of the Deutsche Telekom Group

Deutsche Telekom AG is the parent company of the Deutsche Telekom Group. It is one of the world’s leading telecommunications companies with some 235,000 employees Group-wide (average for financial year 2008, based on full-time equivalents excluding trainees and student interns) and global consolidated revenues of EUR 61.7 billion (financial year 2008; IFRS) and Group EBITDA adjusted for special factors1 of EUR 19.5 billion (financial year 2008; IFRS). As an integrated telecommunications provider, the Deutsche Telekom Group offers products and services for consumers and business customers and for carriers (other network operators) in the following business segments:

1 EBITDA and EBITDA adjusted for special factors (adjusted EBITDA) are pro forma figures that are not governed by the International Financial Reporting Standards (IFRS). The Deutsche Telekom Group defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. The Deutsche Telekom Group defines EBITDA adjusted for special factors (adjusted EBITDA) as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors. The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	Fixed network telephony and broadband services as well as Internet and entertainment offers;

·	Mobile voice and data services;

·	Telecommunications and IT solutions for selected corporate customers and MNCs (multinational companies) and for the public and healthcare sector.

In Germany, these three business areas are reflected by the brands T-HOME (fixed network telephony and broadband services as well as Internet and entertainment offers), T-MOBILE (mobile voice and data services) and T-SYSTEMS (telecommunications and IT solutions for selected corporate customers and MNCs and for the public and healthcare sector).

Evolutionary development into an integrated telecommunications company

Parallel to the developments in the telecommunications markets, the Deutsche Telekom Group's business activities have fundamentally changed over the last ten years. The factors contributing most to this change have been dynamic technological development, regulatory impact in order to promote competition and the rapidly changing customer needs.

Since the complete liberalization of the telecommunications sector in Germany at the beginning of 1998, the Deutsche Telekom Group has been exposed to intense competition in its fixed network business, both for long-distance calls and local calls accompanied by continually declining prices. Initially, competition focused on the price per call minute, but now it increasingly affects telephone lines as well. One of the drivers of this development is the continuing substitution of traditional fixed network voice telephony by mobile communications, an area in which there has been strong customer growth in Germany, particularly since the end of the 1990s. Technological developments have focused in particular on the digitization of telecommunications networks and broadband transmission, so that (assisted by the fact that broadband makes it possible to transfer larger and larger packets of data in ever shorter periods) content such as music, photos and movies is being increasingly transmitted via the telecommunications network, initially through the fixed network and later also through the mobile network via UMTS. This gives rise to both the technological basis as well as customer demand for numerous new applications. As a result, the distinctions between previously separately successful industries and business models have neutralized and, on the other hand, applications have converged. The previous structures of the telecommunications and IT industry are in some ways changing fundamentally. In some cases new and established technologies and products complement each other, but in other cases the new technology fully supersedes the old. Visible trends include the digitization of many spheres of life, the fragmentation of the life and work environment, the personalization of products and services, growing mobility and increasing globalization and international value creation.

The Deutsche Telekom Group has responded to the aforementioned trends and developments by consistently changing and broadening its portfolio of products and

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

services. It has thus developed from a pure fixed network provider to an integrated provider of fixed network services, mobile communications, Internet, data communications and systems solutions. This is also reflected in the development and structure of revenues and earnings: In financial year 1995, approx. 90 percent of net revenue and almost all EBITDA in the Group was generated from the fixed network business. By contrast, in financial year 2008, around 57 percent of net revenue and 59 percent of adjusted EBITDA came from the mobile communications business alone, and 29 percent of net revenue and 38 percent of adjusted EBITDA from the Broadband/Fixed Network operating segment.

At the same time, between 1995 and the end of 2008, net revenue increased from EUR 33.8 billion to EUR 61.7 billion. In financial year 2008, the Deutsche Telekom Group’s revenues in the “Mobile Communications USA” segment increased compared with financial years 2006 and 2007. Revenues fell, however, in the “Mobile Communications Europe,” “Broadband/Fixed Network” and “Business Customers” segments.

The Deutsche Telekom Group is currently represented in some 50 countries worldwide and, in financial year 2008, generated around 53 percent of its net revenue outside of Germany (all the above figures are based on IFRS). EBITDA figures are based on divisional EBITDA (adjusted) in relation to Group EBITDA (adjusted) in financial year 2008.

Outlook

The Deutsche Telekom Group continues to focus on the following strategic objectives:

·	Improve competitiveness in Germany and in Central and Eastern Europe.

·	Grow abroad with mobile communications;

·	Mobilize the Internet;

·	Build network-centric information and communication technology

The Deutsche Telekom Group's long-term aim is to become a leader in connected life and work. The consolidation of the fixed network and mobile communications business in Germany proposed to the shareholders’ meeting for approval constitutes an important step on the road to improving competitiveness in Germany.

(ii)	Organizational and management structure of the Deutsche Telekom Group up to June 30, 2009

Until June 30, 2009, the Deutsche Telekom Group's organizational and management structure comprised five operating segments: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Systems Solutions, and Group Headquarters & Shared Services.

Mobile Communications Europe

The Mobile Communications Europe operating segment bundled all activities of T-Mobile International AG in Germany, the United Kingdom, Poland, the Czech Republic, the Netherlands, and Austria, as well as the Deutsche Telekom Group’s other mobile communications activities in Hungary, Croatia, Slovakia, Macedonia, Montenegro, Greece, Bulgaria, Romania, and Albania.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Mobile Communications USA

The Mobile Communications USA operating segment combined all activities of T-Mobile International AG in the U.S. market.

All entities in the Mobile Communications Europe and Mobile Communications USA operating segments offered mobile voice and data services to consumers and business customers. The T-MOBILE companies also marketed mobile devices and other hardware in connection with the services offered. In addition, T-MOBILE services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators or MVNOs).

Broadband/Fixed Network

The Broadband/Fixed Network operating segment offered consumers and business customers traditional fixed network services, broadband Internet access, and multimedia services on the basis of a state-of-the-art telecommunications infrastructure. This segment also conducted business with national and international network operators and with resellers (wholesale including resale). In addition, it provided wholesale telecommunications services for Deutsche Telekom AG’s other operating segments. Outside Germany, the Broadband/Fixed Network operating segment had a presence in Central and Eastern Europe, namely in Hungary, Croatia, Slovakia, Macedonia, Greece, Romania, and Montenegro.

Systems Solutions

The merger of T-Systems Business Services GmbH into Deutsche Telekom AG became effective upon entry in the commercial register of Deutsche Telekom AG on April 1, 2009 (see Section II. 1.1 (b) above). In this move, Deutsche Telekom AG transferred some 160,000 business customers of T-Systems Business Services GmbH to the Broadband/Fixed Network operating segment with retroactive economic effect from January 1, 2009 as part of the implementation of the “Focus, fix and grow” strategy. At the same time, the Business Customers operating segment was renamed Systems Solutions.

The Systems Solutions operating segment is primarily represented by T-Systems Enterprise Services GmbH and its subsidiaries. As a full-service partner for “ICT solutions, information and communication technology (ICT),” T-SYSTEMS focuses on business with around 400 national and international corporate customers and furthermore, is the first point of contact for public sector customers and the healthcare sector.

T-SYSTEMS offers its customers a full range of information and communication technology from a single source. T-Systems realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. It develops and operates infrastructure and industry solutions for its corporate customers.

T-SYSTEMS is represented by subsidiaries in more than 20 countries, with a particular focus on the European countries of Austria, Belgium, France, Germany, Hungary, Italy, the Netherlands, Spain, Switzerland, and the United Kingdom.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Group Headquarters & Shared Services

The Group Headquarters & Shared Services operating segment comprises all Group units and subsidiaries that cannot be allocated directly to one of the four aforementioned operating segments. Within the segment the “Service Headquarters“ (“SHQ“) performs strategic management functions across all segments. The “Shared Services” unit is responsible for all other operating functions not directly related to the aforementioned segments' core business. This includes Vivento, which is responsible for providing employees with new employment opportunities as part of the workforce restructuring program, as well as Real Estate Services, whose activities include the management of Deutsche Telekom AG's real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Shared Services primarily provides services in Germany.

(iii)	The new segments since July 1, 2009

The segments of the Deutsche Telekom Group were previously organized with a product focus by business areas (see Section II. 1.1 (c) (ii) above), taking into account the infrastructure. This division is also largely reflected in the legal structure of the Deutsche Telekom Group.

On April 14, 2009, the Board of Management of Deutsche Telekom AG decided to realign the organizational and management structure effective July 1, 2009. The Supervisory Board approved the realignment on April 29, 2009. The organization of the operating segments applicable since July 1, 2009 has a greater regional market focus compared with the previous organization in the combined fixed network and mobile communications business as well as functional integration in operations.

Four functional and three regional decision-making boards below the Board of Management level form an essential interface between the regional and functional areas of responsibility of the Board of Management members.

As part of this development, responsibility for standard business with consumers and business customers in Germany has been consolidated into a single Board department. The newly created Board department “Operations” (COO) manages the functions of “Products & Innovation” (P&I), “IT” and “Technology” across Europe as well as global procurement and assumes management of business in the Netherlands, Austria, the Czech Republic, Poland and the United Kingdom, which is primarily dominated by mobile communications. In order to reflect the growing importance of the Southern and Eastern Europe region at the Board of Management level, and to bundle management for the investments existing there following the takeover of management control at Hellenic Telecommunications Organization S.A., a new Board department was established for Southern and Eastern Europe, responsible for managing the units there in the combined fixed network and mobile communications business. The Mobile Communications USA operating segment will continue to be managed by the Chairman’s department. Systems Solutions remains integrated as a segment.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The realignment of the organizational and management structure of the Deutsche Telekom Group results in a change in the structure of the operating segments. Future reports, starting with the quarterly financial statements as of September 30, 2009, will use the following segment structure:

·	Germany (GER);

·	United States (USA);

·	Europe (EUR);

·	Southern and Eastern Europe (SEE)

·	Systems Solutions (SYS);

·	Group Headquarters & Shared Services (GHS)

(iv)	Internal organizational structure since July 1, 2009

In addition to the reorganization of the Deutsche Telekom Group’s reporting segments, changes to the internal organizational structure were also introduced at the level of Deutsche Telekom AG effective July 1, 2009. In view of the new segmentation, the T-HOME business area was redefined to focus on fixed network telephony and broadband services as well as access line-related Internet and entertainment offers on the German market for consumers and business customers and for carriers. Units performing tasks beyond this remit or operating internationally for Deutsche Telekom AG were, or – if the targeted new organizational structure has not yet been finalized – will be, separated out from the T-HOME business area. The internal structure of the organizational unit T-Mobile International AG, which was merged into Deutsche Telekom AG (please see Section II. 1.2 (e) (iii) below), currently remains unchanged, and the unit continues to be managed within the Group Headquarters & Shared Services segment. It will be transferred to the present units of Deutsche Telekom AG as of January 1, 2010.

Thus Deutsche Telekom AG currently comprises the T-HOME business area, the Group Headquarters & Shared Services unit (excluding its subsidiaries) and the assets and employees of T-Mobile International AG transferred to it under the merger.

“Group Headquarters & Shared Services” is largely identical with the operating segment “Group Headquarters & Shared Services“. Only parts of the “Europe“ and “Products & Innovation“ units integrated in “Group Headquarters & Shared Services“ are allocated to the operating segments “Germany“ or “Europe“.

In turn, the Group Headquarters & Shared Services unit comprises Service Headquarters (SHQ) and those subsidiaries of Deutsche Telekom AG that are not allocated to the other segments.

The Group Headquarters & Shared Services unit breaks down into the Group Service Units – which provide services for the entire Group, the Shared Service Units – which are independent organizational units that provide services for parts of the Group, focusing on Germany, and the Service Units – which provide services for individual Group departments. These are as follows:

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
The units allocated to the Chairman’s department: “Public and Regulatory Affairs” (PRA), “Marketing Strategy and Market Communication” (MM), “Corporate Communications” (COM), “Group Strategy and Policy” (KSP) with the related “Center for Strategic Projects” (CSP), “Security Commissioner” (SiBe), and “Corporate Office” (CO);

·
The units allocated to the Finance Board department: “Tax” (ST), “Corporate Real Estate Management” (CREM), “Group Facility Management” (GFM), “Treasury” (TR), “Group Internal Audit” (GIA), “Merger and Acquisitions” (M&A), “Group Risk Management” (GRM), “Investor Relations” (IR), “Group Accounting and Controlling” (KRC), “Board Member Support for Finance” (VS F) and “Reshaping F-Functions Project Management” (RFF);

·
The units allocated to the Human Resources Board department: “Top Executive Management” (TEM), “Human Resources International” (HRI), “Human Resources Management” (HRM), “Vivento” (Vivento), “Group Change Management” (GCH), “Group Diversity Management” (GDM), “Human Resources Development” (HRD), “Human Resources Projects & Operations” (HPO), “Human Resources Services Telekom” (PST), “Human Resources Demand & Vendor Management” (HDV) and “Board Member Support for Human Resources” (VS P);

·	The units allocated to the Germany Board department: “Service Academy” (SAK) and “Group Business Security” (GBS);

·
The units allocated to the Operating Officer (COO) Board department: “Technology” (NT), “Information Management and Processes” (IMP), “Products & Innovation” (P&I), “Corporate Procurement” (CP), “Board Member Support for Operating Officer” (VS COO), “Central European Investments & Regional Management” (ZEG), “DT OTE Value Management” (DOVE) and “TMO” (TMO);

·	The unit allocated to the T-Systems Board department: “Board Member Support for T-Systems” (VS TS);

·
The units allocated to the Data Privacy, Legal Affairs and Compliance (DRC) Board department: “Business Criminal Law” (WSR), “Group Security Policy” (GSP), “Group Privacy” (GPR), “Group IT Security” (GIS), “Corporate Legal Affairs” (CLA) with “Group Legal Affairs” (GLA), and “Group Compliance Management” (GCM);

·	The unit allocated to the Southern and Eastern Europe (SEE) Board department: “Board Member Support for Southern and Eastern Europe.”

(v)	The principal direct and indirect shareholdings of Deutsche Telekom AG as of June 30, 2009 are presented in the table below:

Name and registered office	Deutsche Telekom AG share in % June 30, 2009	Revenue in € million	Employees average 2008
T-Mobile USA, Inc., Bellevue, Washington, USAa, b	100.00	14.957	36.076
T- Mobile Deutschland GmbH, Bonn, Germany	100.00	7.770	5.474
T-Systems Enterprise Services GmbH, Frankfurt/Main, Germanya	100.00	5.048	16.215
Hellenic Telecommunications Organization S.A., Athens, Greecea	25.00	6.407	11.972h
T-Mobile Holdings Ltd., Hatfield, United Kingdoma, b	100.00	4.051	6.128
Magyar Telekom Nyrt., Budapest, Hungarya, g	59.21	2.678	10.679
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Polandc	97.00	2.260	5.155
T-Mobile Netherlands Holding B.V., The Hague, Netherlandsa, b	100.00	1.806	2.234
T-Mobile Czech Republic a.s., Prague, Czech Republice	60.77	1.329	2.559
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatiaa	51.00	1.223	6.462
T-Mobile Austria Holding GmbH, Vienna, Austriaa, d	100.00	1.085	1.539
Slovak Telekom a.s., Bratislava, Slovakiaa	51.00	994	5.258
T-Systems GEI GmbH, Aachen, Germanyf	100.00	351	2.405

aConsolidated subgroup financial statements.
bIndirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
cIndirect shareholding via T-Mobile Deutschland GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%).
dIndirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
eIndirect shareholding via CMobil B.V., Amsterdam, Netherlands (Deutsche Telekom AG’s indirect share: 100%).
fIndirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).
gIndirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	Business development in 2009 and key figures

Deutsche Telekom Group

In financial years 2006 to 2008 and in the first half of 2009, the Deutsche Telekom Group (review report) disclosed the following key figures in accordance with IFRS:

Deutsche Telekom Group (billion €)	First half of 2009	2008	2007	2006
Net revenue	32.1	61.7	62.5	61.3
EBITDA	10.0	18.0	16.9	16.3
Operating results	2.3	7.0	5.3	5.3
Net profit (loss)	-0.6	1.5	0.6	3.2
Total assets	132.9	123.1	120.7	130.2
Shareholders’ equity	41.5	43.1	45.2	49.7
Net cash provided by operating activities	3.5	15.4	13.7	14.2
Average number of employees for the year (based on full-time equivalents excluding trainees and student interns) (thousands)	255	235	244	248

In financial year 2008, net revenue fell 1.4 percent compared with 2007 to EUR 61.7 billion. Particularly exchange rate effects, mainly from the translation of U.S. dollars and pound sterling, had a negative effect on net revenue. While above all Broadband/Fixed Network business in Germany recorded a fall in revenue, the proportion of net revenue generated abroad increased to 53.2 percent.

In the first half of the 2009 financial year, the Deutsche Telekom Group generated a year-on-year revenue increase of EUR 2.0 billion or 6.8 percent, with a key contribution of EUR 2.4 billion from the first-time full consolidation of Hellenic Telecommunications Organization S.A. Adjusted for the effects of changes in the consolidated group and positive exchange rate effects (EUR 0.3 billion), net revenue was EUR 0.8 billion down on the prior-year level. The proportion of net revenue generated abroad increased to 57.2 percent.

Group EBITDA increased by EUR 1.1 billion or 6.6 percent year on year in financial year 2008. Special factors amounting to EUR 1.4 billion had a negative effect on Group EBITDA, mainly on account of expenses incurred in connection with staff-related and restructuring measures. These special factors amounted to EUR 2.4 billion in the previous year.

EBITDA in the first half of 2009 amounted to EUR 10.0 billion compared with EUR 9.5 billion in the prior-year period. While EBITDA generated by the Mobile Communications

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

USA and Broadband/Fixed Network operating segments improved, the Systems Solutions and Mobile Communications Europe operating segments reported an EBITDA decrease. EBITDA was impacted negatively by special factors totaling EUR 0.1 billion. These special factors primarily consisted of staff-related and other restructuring measures in the Broadband/Fixed Network and Systems Solutions operating segments.

In the financial year 2008, total assets increased, chiefly due to the acquisition of the shareholding in Hellenic Telecommunications Organization S.A. The increase was tempered by exchange rate effects and the reduction in inventories and trade receivables. Liabilities were dominated by an increase in current and noncurrent financial liabilities, other liabilities and deferred taxes. Shareholders’ equity fell, mainly due to the dividend paid for financial year 2007.

In the first half of 2009, total assets increased, principally due to the full consolidation of Hellenic Telecommunications Organization S.A.

The increase in net cash provided by operating activities in the financial year 2008 was mainly attributable to positive changes in working capital and decreases in interest payments. Income tax payments had an offsetting effect.

Net cash provided by operating activities in the first half of 2009 decreased primarily as a result of the development of working capital, which was chiefly marked in the first half of 2009 by higher payments for restructuring. In addition, interest payments and income tax payments increased year-on-year, in particular as a result of the first-time full consolidation of Hellenic Telecommunications Organization S.A. from February 2009.

The fall in the average number of employees in the financial year 2008 mainly resulted from the workforce reduction in Germany and Eastern Europe as well as from the sale of DeTe Immobilien’s business activities, Vivento Technical Services GmbH, and call center sites. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

The increase in the average number of employees in the first half of 2009 was primarily due to the consolidation of Hellenic Telecommunications Organization S.A.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Deutsche Telekom AG

In financial years 2006 to 2008 (according to the audited single-entity financial statements) and in the first half of 2009 (according to the review report), Deutsche Telekom AG reported the following key figures in accordance with German GAAP:

Deutsche Telekom AG (billion €)	First half of 2009	2008	2007	2006
Net revenue	9.1	18.2	19.4	20.9
Results from ordinary business activities	-0.1	2.1	-4.0	-0.5
Net profit (loss) for the period*	-0.3	2.0	13.3	1.5
Total assets	111.1	109.1	108.5	96.2
Shareholders’ equity	55.3	59.0	60.4	50.2
Average number of employees for the year (based on full-time equivalents excluding trainees and student interns) (thousands)	50	49	70	102

·	1. First half of 2009: The net profit (loss) for the first half of 2009 does not include profit transfers from subsidiaries.

Net revenue includes all revenues from the ordinary business activities of Deutsche Telekom AG. These include, for example, revenues from traditional fixed network services, monthly fixed Internet fees, complete packages for telephony and broadband Internet access as well as usage-driven fees and revenues from the sale, leasing and maintenance of telecommunications and Internet installations.

Net revenues declined in each year from 2006 to 2008. Apart from structural effects in 2006, this trend primarily resulted from line losses in the fixed network/narrowband area, which were attributable to customer churn, mobile substitution and the offer of complete packages with flat-rate components, among other factors. Other causes of the decline in revenue included, for instance, price and volume effects in network access charges (interconnection services).

In the first half of financial year 2009, net revenue remained on a par with the prior-year period. In the fixed network/narrowband area, revenues declined mainly as a result of customer churn and the offer of complete packages with flat-rate components. This was offset by a revenue increase due to the merger of T-Systems Business Services GmbH into Deutsche Telekom AG during the year.

In 2006 to 2008, the results from ordinary business activities were mainly affected by special factors arising from reorganizations as part of the strategic realignment of the Group and personnel adjustment measures, as well as factors arising from the development of operating activities. These special factors include, in particular, the spin-off of MVBS and Active Billing, the merger of T-Online International AG, the transfer of the Customer

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Service, Technical Service and Network Production units to legally separate subsidiaries and the recognition of accruals for the early retirement of civil servants. Another key factor for the results from ordinary business activities in each of these financial years was the development of profit and loss transfers from subsidiaries and the special factors included therein. Furthermore, the net profit for 2006 and 2007 includes extraordinary income from the merger of T-Online International AG into Deutsche Telekom AG and the merger of T-Mobile International Holding GmbH into T-Mobile International AG, respectively.

The results from ordinary business activities for the first half of financial year 2009 are not comparable with the results from ordinary business activities for financial years 2006 to 2008 since the profit transfers are not recognized in net income or loss during the year. Obligations from loss transfers and receivables from profit transfers do not legally arise until the end of the respective subsidiary’s financial year. On the basis of the realization principle, therefore, Deutsche Telekom AG’s interim balance sheet as of June 30, 2009 does not recognize any receivables – and accordingly also no income – from profit transfers. In line with the imparity principle, however, Deutsche Telekom AG recognized accruals as of the balance sheet date for obligations arising from loss transfers in the amount of losses incurred by subsidiaries up to June 30, 2009.

The development of total assets in financial years 2006 to 2008 was particularly marked by reorganizations and restructurings. Changes in property, plant and equipment, for example, due to investments and write-downs, changes in financial assets, for example, due to the acquisition of shares in Hellenic Telecommunications Organization S.A., and the change in financial liabilities also contributed to the development of total assets.

The change in total assets as recognized in the interim balance sheet as of June 30, 2009 from the figure in the financial statements as of December 31, 2008 was only slight. It primarily resulted from changes in property, plant and equipment, receivables from and liabilities to subsidiaries, and the dividend payment, which was reflected as a reduction in shareholders’ equity.

The change in the average number of employees is shaped principally by reorganizations as part of the strategic realignment of the Deutsche Telekom Group, as well as by personnel adjustment measures.

(e)	Interim balance sheet of Deutsche Telekom AG as of June 30, 2009

Presented below are Deutsche Telekom AG’s interim balance sheet as of June 30, 2009 (taking into account the balance sheet in Deutsche Telekom AG’s single-entity financial statements as of December 31, 2008) which, due to the intended spin-off of the newly defined T-HOME business area from Deutsche Telekom AG, is to be prepared in accordance with § 125 sentence 1 in conjunction with § 63 (1) No. 3 UmwG (all figures in accordance with German GAAP; interim balance sheet as of June 30, 2009: in accordance with review report; single-entity financial statements as of December 31, 2008: audited).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Assets
	June 30, 2009 millions of €	Dec. 31, 2008 millions of €
A.     Noncurrent assets

I.     Intangible assets

1.Concessions, industrial and similar rights and assets, and licenses in such rights and assets
2.Advance payments
Total intangible assets

II.     Property, plant and equipment

1.Land and equivalent rights and buildings, including buildings on land owned by third parties
2.     Technical equipment and machinery
3.     Other equipment, plant and office equipment
4.     Advance payments and construction in progress
Total property, plant, and equipment

III. Financial assets

1.     Investments in subsidiaries
2.     Loans to subsidiaries
3.     Investments in associated and related companies
4.     Other long-term loans
Total financial assets
	697 330 1.027 5.150 12.040 219 581 17.990 82.076 739 136 9 82.960	610 420 1.030 5.382 12.508 209 716 18.815 9.855 432 2.981 9 83.277
Total noncurrent assets

B.     Current assets

I.     Inventories, materials and supplies

1.     Raw materials and supplies
2.     Work in process
3.     Finished goods and merchandise
Total inventories

II.     Receivables and other assets
1.     Trade accounts receivable
2.     Receivables from subsidiaries
3.Receivables from associated and related companies
4.     Other assets
Total receivables and other assets

III.           Marketable securities
1.     Treasury shares
2.     Other marketable securities
Total securities

IV.Cash on hand, German central bank balance, other bank balances, checks
	101.977 10 10 58 78 1.064 3.168 5 1.030 5.267 5 211 216 2.875	103.122 11 12 65 88 1.059 2.277 8 803 4.147 5 201 206 960
Total current assets 1. Discounts on loans 2. Other prepaid expenses and deferred charges C. Prepaid expenses and deferred charges	8.436 100 576 676	5.401 80 456 536
Total assets	111.089	109.059

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Shareholder’s equity and liabilities
	June 30, 2009 Mio. €	Dec. 31, 2008 Mio. €
A.     Shareholders' equity

I.     Capital stock
II.     Additional paid-in capital
III.           Retained earnings
1.     Treasury stock
2.     Other retained earnings
IV.           Unappropriated net income / net loss
Total shareholders’ equity / net assets

B.     Accruals
1.     Accruals for pensions and similar obligations
2.     Tax accruals
3.     Other accruals
Total accruals

C.     Liabilities
1.     Bonds and debentures
2.     Liabilities to banks
3.     Advances received
4.     Trade accounts payable
5.     Liabilities to subsidiaries
6.Liabilities to associated and related companies
7. Other liabilities
Total liabilities

D.     Deferred income
	11.165 26.649 15.900 5 15.895 1.629 55.343 2.753 201 5.517 8.471 1.529 6.403 5 857 33.961 7 4.382 47.144 131	11.165 26.648 15.900 5 15.895 5.297 59.010 2.630 179 5.049 7.858 1.438 4.870 4 886 30.625 13 4.305 42.141 50
Total shareholder’s equity and liabilities	111.089	109.059

The intangible assets relate in particular to software licenses.

Property, plant and equipment mainly comprises equipment and machinery, in particular outside plant and transmission equipment, as well as land and buildings. The decline in property, plant and equipment was mainly a result of higher depreciation expenses compared with investments.

Financial assets include in particular investments in subsidiaries. The change in financial assets is primarily attributable to the merger of T-Systems Business Services GmbH into

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Deutsche Telekom AG and additions to loans to subsidiaries. Compared with December 31, 2008, the shares in Hellenic Telecommunications Organization S.A. were reclassified from investments to investments in subsidiaries, since Deutsche Telekom AG had since taken control of 50 percent plus two voting shares and therefore the financial and operating policies of Hellenic Telecommunications Organization S.A.

Trade receivables result from operating activities and primarily comprise receivables from services billed to carriers, from residential households and from small and medium-sized business customers.

Receivables from subsidiaries relate in particular to financial receivables and intragroup trade receivables. The increase in receivables from subsidiaries compared with the financial statements as of December 31, 2008 is primarily attributable to the increase in intragroup financial receivables.

Other assets mainly include income tax receivables and accrued interest.

The portfolio of other marketable securities comprised securities that had been transferred to a trustee as security for entitlements from partial retirement obligations under what is known as the contractual trust agreement (CTA).

Prepaid expenses and deferred charges include in particular deferred personnel costs, discounts on loans and other prepaid expenses.

The reduction in shareholders’ equity principally resulted from the dividend payment.

The pension obligations to non-civil servant employees are based on indirect and direct pension commitments.

Tax accruals include income tax accruals and accruals for other taxes.

Other accruals mainly relate to employee benefits, collateral promise for pension and partial retirement obligations, and obligations arising from loss transfers. The increase in other accruals compared with the financial statements as of December 31, 2008 primarily resulted from the recognition of accruals for obligations arising from loss transfers in the amount of losses incurred by subsidiaries up to June 30, 2009.

Bonds and debentures relate primarily to treasury notes issued by Deutsche Post AG, Bonn, Germany.

Liabilities to banks chiefly comprise loan notes and commercial papers.

Trade payables mainly resulted from operating activities and principally relate to liabilities to network operators.

Payables to subsidiaries mainly consist of financial liabilities and liabilities arising from cash pooling. Payables to subsidiaries increased compared with the financial statements as of December 31, 2008. This was primarily due to the increase in financial liabilities to Deutsche Telekom International Finance B.V., Amsterdam, Netherlands, and to T-Mobile International AG (which has since been merged into Deutsche Telekom AG).

Other liabilities mainly include obligations arising from early retirement arrangements for civil servants, liabilities from loan notes and tax liabilities.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(f)  Deutsche Telekom AG’s pro-forma balance sheet (following the merger with T-Mobile International AG) as of June 30, 2009

The following section presents the pro-forma financial information as of June 30, 2009 for Deutsche Telekom AG for preparing the extraordinary shareholders’ meeting of Deutsche Telekom AG which is to decide on the spin-off of the newly defined T-HOME business area (all figures in accordance with German GAAP).

The starting point for the pro-forma balance sheet is Deutsche Telekom AG’s interim balance sheet as of June 30, 2009, prepared in accordance with § 125 sentence 1 in conjunction with § 63 (2) UmwG and for which a review report has been issued, and the interim balance sheet of T-Mobile International AG as of June 30, 2009, prepared in accordance with the same reporting principles and for which a review report has been issued. Both interim balance sheets are also referred to as historical financial information below.

The pro-forma balance sheet has been prepared for illustrative purposes only. It essentially represents a merely hypothetical situation and therefore does not reflect the actual assets, liabilities, financial position and profit or loss of Deutsche Telekom AG as of June 30, 2009. Hence, the pro-forma balance sheet is only meaningful in conjunction with Deutsche Telekom AG’s interim balance sheet as of June 30, 2009 which will be laid open to the extraordinary shareholders’ meeting.

The pro-forma financial information is prepared in compliance with the IDW Accounting Practice Statement “Preparation of Pro-Forma Financial Information” (IDW AcPS AAB 1.004). In view of the objectives of the pro-forma financial information, no pro-forma statement of income was prepared.

The historical financial information has been prepared in accordance with uniform reporting principles. There is no difference in the accounting policies applied, such that no adjustments to the underlying historical financial information are necessary. The accounting policies applied are described in detail in Deutsche Telekom AG’s explanatory notes on the interim balance sheet in accordance with § 125 UmwG in connection with § 63 (1) no. 3 UmwG as of June 30, 2009.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Assets	Pro forma balance sheet
June 30, 2009 millions of €
A.     Noncurrent assets

I.     Intangible assets
1.Concessions, industrial and similar rights and assets, and licenses in such rights and assets
2.     Advance payments
Total intangible assets

II.     Property, plant and equipment
1.Land and equivalent rights and buildings, including buildings on land owned by third parties
2.     Technical equipment and machinery
3.     Other equipment, plant and office equipment
4.     Advance payments and construction in progress
Total property, plant, and equipment

III.           Financial assets
1.     Investments in subsidiaries
2.     Loans to subsidiaries
3.     Investments in associated and related companies
4.     Other long-term loans
Total financial assets
701 336 1.037 5.150 12.054 222 585 18.011 75.464 739 137 9 76.349
Total noncurrent assets

B.     Current assets
I.     Inventories, materials and supplies
1.     Raw materials and supplies
2.     Work in process
3.     Finished goods and merchandise
Total inventories

II.     Receivables and other assets
1.     Trade accounts receivable
2.     Receivables from subsidiaries
3.Receivables from associated and related companies
4.     Other assets
Total receivables and other assets

III.           Marketable securities
1.     Treasury shares
2.     Other marketable securities
Total securities

IV.Cash on hand, German central bank balance, other bank balances, checks
95.397 10 10 58 78 1.064 6.003 5 1.112 8.184 5 211 216 2.875
Total current assets 1. Discounts on loans 2. Other Prepaid expenses and deferred charges C. Prepaid expenses and deferred charges	11.353 100 589 689
Total assets	107.439

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Shareholder’s equity and liabilities	Pro forma balance sheet
June 30, 2009 Mio. €
A.     Shareholders' equity
I.     Capital stock
II.     Additional paid-in capital
III.           Retained earnings
1.     Treasury stock
2.     Other retained earnings
IV.           Unappropriated net income / net loss
Total shareholders’ equity / net assets

B.     Accruals
1.     Accruals for pensions and similar obligations
2.     Tax accruals
3.     Other accruals
Total accruals

C.     Liabilities
1.     Bonds and debentures
2.     Liabilities to banks
3.     Advances received
4.     Trade accounts payable
5.     Liabilities to subsidiaries
6.Liabilities to associated and related companies
7.     Other liabilities
Total liabilities

D.     Deferred income
11.165 26.649 15.900 5 15.895 1.751 55.465 2.786 539 5.546 8.871 1.529 6.426 5 871 29.566 7 4.398 42.802 301
Total shareholder’s equity and liabilities	107.439

The pro-forma balance sheet reflects the corporate transactions described below that are not taken into account in Deutsche Telekom AG’s interim balance sheet as of June 30, 2009 and the explanatory notes, since the requirements had not yet been met as of June 30, 2009.

Upon entry in the commercial register on July 6, 2009, T-Mobile International AG transferred its shares in T-Mobile Global Holding GmbH (§ 123 (2) No. 1 UmwG) into ETA Telekommunikationsdienste GmbH by way of a spin-off by acquisition. In return for the transfer of shares in T-Mobile Global Holding GmbH, ETA Telekommunikationsdienste GmbH granted Deutsche Telekom AG a new capital share. At the time of the spin-off, both T-Mobile International AG and ETA Telekommunikationsdienste GmbH were wholly-owned subsidiaries of Deutsche Telekom AG.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Directly after the spin-off described above, the remaining assets of T-Mobile International AG were transferred as a whole for incorporation into Deutsche Telekom AG by way of a merger, also upon entry in the commercial register on July 6, 2009. At the time of the merger, Deutsche Telekom AG was the sole shareholder of T-Mobile International AG.

The spin-off of T-Mobile Global Holding GmbH changed the structure of Deutsche Telekom AG’s investment holdings. Even after the spin-off from T-Mobile International AG, T-Mobile Global Holding GmbH remained a second-tier subsidiary of Deutsche Telekom AG. However, ETA Telekommunikationsdienste GmbH became the sole shareholder of T-Mobile Global Holding GmbH in the place of T-Mobile International AG.

Under the subsequent merger, all assets and liabilities of T-Mobile International AG were transferred to Deutsche Telekom AG. This included in particular the subsidiaries of T-Mobile International AG, which, due to the merger, became direct investments of Deutsche Telekom AG.

The pro-forma balance sheet is presented as if the conditions pursuant to St HFA 2/1997 for the transfer of beneficial ownership of the investment in T-Mobile Global Holding GmbH formerly held by T-Mobile International AG (spin-off) and for the transfer of beneficial ownership of the remaining assets and liabilities of T-Mobile International AG to Deutsche Telekom AG (merger) had already been met as of June 30, 2009.

The spin-off of T-Mobile Global Holding GmbH from T-Mobile International AG is presented in Deutsche Telekom AG’s pro-forma balance sheet as a reclassification within investments in subsidiaries recognized directly in equity. Pursuant to St HFA 1/1998, the carrying amount of the investment in T-Mobile International AG is reduced in the ratio of the fair value of the total assets of T-Mobile International AG to the fair value of the spun-off assets. In line with the principles governing exchanges under commercial law, as described, for example, in St HFA 2/1997, Deutsche Telekom AG determines the acquisition cost of the new investment in ETA Telekommunikationsdienste GmbH as the carrying amount of the surrendered assets, i.e., the amount by which the carrying amount of the investment in T-Mobile International AG is reduced.

From the perspective of T-Mobile International AG, the investment in T-Mobile Global Holding GmbH is disposed of. The contra-entry for this disposal is posted in the freely available accruals.

Under the merger of T-Mobile International AG into Deutsche Telekom AG, Deutsche Telekom AG’s investment in T-Mobile International AG is eliminated. It is replaced by all the assets and liabilities of T-Mobile International AG (hereinafter referred to as the transferred assets), for which the total acquisition cost is determined in accordance with general exchange principles (§ 255 HGB, St HFA 2/1997). In line with these exchange principles, the total acquisition costs of the transferred assets are determined using the carrying amount of the canceled investment. The total acquisition costs are distributed across the transferred assets and liabilities in proportion to their fair values, such that the overall value of the transferred assets equals the carrying amount of the canceled investment. From the perspective of Deutsche Telekom AG, therefore, the overall merger is an acquisition transaction recognized directly in equity.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In order to map this transaction, therefore, the carrying amount of the investment in T-Mobile International AG is derecognized in the pro-forma balance sheet and at the same time, the carrying amounts of the transferred investments are increased through the distribution of the total acquisition costs.

T-Mobile International AG’s interim balance sheet discloses loan receivables from Deutsche Telekom AG under loans to subsidiaries. In the merger, these loan receivables coincide with the corresponding Deutsche Telekom AG liabilities (confusion), which are disclosed under payables to subsidiaries. They are therefore offset against each other when preparing the pro-forma balance sheet.

T-Mobile International AG’s interim balance sheet discloses receivables from Deutsche Telekom AG that primarily result from cash pooling. Under the merger, these receivables coincide with Deutsche Telekom AG’s corresponding liabilities (confusion) and are therefore offset against each other in the pro-forma balance sheet.

The merger of T-Mobile International AG did not result in a change in Deutsche Telekom AG’s capital stock, since capital increases may not be carried out in the merger of a wholly-owned subsidiary pursuant to § 54 (1) No. 1 UmwG. In the pro-forma balance sheet, therefore, the capital stock is reduced by the proportion attributable to T-Mobile International AG, such that the capital stock in the pro-forma balance sheet remains unchanged from that disclosed in Deutsche Telekom AG’s interim balance sheet.

From the perspective of T-Mobile International AG, the spin-off constituted an asset distribution to Deutsche Telekom AG. As a contra-entry for the disposal of the investment in T-Mobile Global Holding GmbH, therefore, the freely available capital reserves of T-Mobile International AG are reduced.

This reduction in the capital reserves by the carrying amount of the investment in T-Mobile Global Holding GmbH is taken into account in the pro-forma balance sheet.

Under the merger, the investment in T-Mobile International AG is eliminated from Deutsche Telekom AG’s balance sheet. In return, all assets and liabilities of T-Mobile International AG are transferred. Because the acquisition costs of these assets and liabilities are measured based on the carrying amount of the surrendered assets, i.e., the carrying amount of the investment in T-Mobile International AG, the transfer of assets as part of the merger constitutes an acquisition transaction recognized directly in equity. The shareholders’ equity of Deutsche Telekom AG does not change.

In the pro-forma balance sheet, therefore, in order to reflect the merger, the shareholders’ equity balances allocable to T-Mobile International AG, i.e., both the capital stock and the capital reserves, but not the profit/loss for the period from January 1 to June 30, 2009 are offset against the carrying amount of the investment in T-Mobile International AG.

Under the merger, the receivables and liabilities and other balance sheet items between Deutsche Telekom AG and T-Mobile International AG coincide (confusion). If the amounts of these items do not match, their elimination produces profit effects (“confusion gains”). Such profit effects only arise on the elimination of other accruals that are taken into account when preparing the pro-forma balance sheet. In addition, the unappropriated net income in the pro-forma balance sheet includes T-Mobile International AG’s profit/loss for the period from January 1 to June 30, 2009.

An accrual for a recourse claim of Deutsche Telekom AG in particular is recognized in T-Mobile International AG’s interim balance sheet. Due to the merger, T-Mobile International

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

AG’s obligation ceases to apply. Accruals are therefore derecognized through net income or loss in the pro-forma balance sheet.

Deutsche Telekom AG’s interim balance sheet discloses liabilities to T-Mobile International AG that primarily result from cash pooling and loan liabilities. Under the merger, these liabilities coincide with the corresponding T-Mobile International AG receivables (confusion). These liabilities and receivables are therefore offset against each other in the pro-forma balance sheet.

(g)	Capital and shareholders

(vi)	Capital, treasury shares

Share capital

Deutsche Telekom AG’s share capital amounts to EUR 11,164,979,182.08 and is composed of 4,361,319,993 no par value shares (as of August 31, 2009).

Authorized capital

The Board of Management is authorized pursuant to § 5 (2) of its Articles of Incorporation as amended on April 30, 2009 (as registered in the commercial register on May 26, 2009) to increase the share capital by up to EUR 2,176,000,000 by issuing up to 850,000,000 registered no par value shares for non-cash contributions in the period up to April 29, 2014. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude shareholders’ subscription rights when issuing new shares for mergers or acquisitions of companies, parts thereof or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company. The Board of Management is also authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2009/I).

The Deutsche Telekom AG Board of Management is authorized, pursuant to § 5 (3) of the Articles of Incorporation as amended on April 30, 2009 (as registered in the commercial register on May 26, 2009) and subject to the approval of the Supervisory Board, to increase the share capital by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to April 29, 2014. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The subscription rights of shareholders shall be precluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5) sentence 1 of the German Stock Corporation Act (Aktiengesetz – AktG) that assumes the obligation to use these shares for the sole purpose of granting employee shares. Where permitted by law, the employee shares may also be issued in such a way that the contribution to be paid in return is taken from the part of the net income that the Board of Management and the Supervisory Board may transfer to other retained earnings in accordance with § 58 (2) AktG. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2009/II).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Contingent capital

In addition, there is contingent capital of EUR 31,813,089.28 (contingent capital II) and of EUR 600,000,000 (contingent capital IV), which is also governed by § 5 of the Articles of Incorporation.

Treasury shares

By resolution of the shareholders’ meeting dated April 30, 2009, Deutsche Telekom AG’s Board of Management is authorized to acquire up to a total of 436,131,999 no par value shares in the Company with a total notional share in capital stock of up to EUR 1,116,497,917.44 – which is 10 percent of the capital stock – by October 29, 2010, subject to the proviso that the shares acquired under this authorization together with the Company’s other treasury shares at no point exceed 10 percent of the Company’s capital stock. So far Deutsche Telekom AG has not made use of this authorization of the shareholders’ meeting of April 30, 2009.

On August 10, 2006, Deutsche Telekom AG’s Board of Management decided to acquire 62,730,182 shares in the Company and to call in the own shares acquired. Thus Deutsche Telekom AG made use of the resolution of the shareholders’ meeting from May 3, 2006 which authorized the buy-back of own shares until November 2, 2007 and the calling in of the acquired shares.

The buy-back served the purpose of reducing the capital stock of Deutsche Telekom AG so that the merger with T-Online International AG, which took effect on June 6, 2006, did not lead to a permanent increase in the number of Deutsche Telekom AG shares.

Deutsche Telekom AG currently holds 1,881,508 treasury shares (no par value shares). These are a remainder of shares that Deutsche Telekom AG acquired or created under employee stock purchase plans.

(vii)	Shareholders and relationships with the Federal Republic of Germany/KfW

68.30 percent of the shares in Deutsche Telekom AG are in free float, with 55.90 percent held by institutional investors and 12.40 percent by private investors (as of June 30, 2009). The Federal Republic of Germany (Federal Republic) is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 31.70 percent of the share capital of Deutsche Telekom AG.

As the Federal Republic represents a solid majority at the shareholders’ meeting despite its minority shareholding due to the average attendance of the shareholders’ meeting, Deutsche Telekom is a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom AG.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency’s responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost – VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2008 financial year, Deutsche Telekom AG made payments in the amount of EUR 55 million (2007: EUR 52 million; 2006: EUR 53 million). Furthermore, payments are made in accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG).

The Federal Republic of Germany is a customer of Deutsche Telekom AG who sources services from the Company. Deutsche Telekom maintains direct business relationships with individual government departments and agencies as independent individual customers. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom AG’s net revenue.

The Company’s financing subsidiary, Deutsche Telekom International Finance B.V., has taken out a loan of GBP 150 million with KfW Bankengruppe. The loan was extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating. The loan has a remaining life of under two years.

(h) The Board of Management and the Supervisory Board

The Board of Management

Pursuant to § 6 of the Articles of Incorporation, Deutsche Telekom AG’s Board of Management comprises at least two members. Otherwise the Supervisory Board determines the number of Board of Management members. Deutsche Telekom AG’s Board of Management comprised eight members upon conclusion of the spin-off agreement and continues to do so.

Upon conclusion of the spin-off agreement, Deutsche Telekom AG’s Board of Management included, and currently includes, the following members, who are assigned to the business areas described below:

René Obermann, Chairman of the Board of Management: Group Development (Strategy; Group Organization); Corporate Communications and Corporate Social Responsibility; Brand Management; Government Relations and Regulatory law; T-Mobile USA;

Hamid Akhavan, Chief Operating Officer (COO): Mobile Communications Companies (UK, NL, A, P, CZ); Technology; IT; Products & Innovation for Standard Business (Consumers and Business Customers); Procurement;

Dr. Manfred Balz, Board member for Data Privacy, Legal Affairs and Compliance: Data Privacy, Data Security/IT Security; Compliance; Legal Affairs; Group Security Coordinator;

Reinhard Clemens, Board member for T-Systems: Direct Sales to Corporate Customers (T-Systems); Product Development for Corporate Customers; ICT Solutions Business;

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Niek Jan van Damme, Board member for Germany: Standard Market (Consumers and Business Customers) in Germany (Sales; Customer Service; Marketing); Global Group Security;

Timotheus Höttges, Board member for Finance: Controlling; Treasury and International Financing; Mergers & Acquisitions; Accounting and Taxes; Investor Relations; Audit; Risk Management; Real Estate; Shared Services;

Guido Kerkhoff, Board member for Southern and Eastern Europe: Southern and Eastern European Investments; Business Development;

Thomas Sattelberger, Board member for Human Resources: Director of Industrial Relations; HR Strategy; HR Management; HR Development; Executive Staff; Vivento; HR Services Telekom; Telekom Training.

At the time of the conclusion of the spin-off agreement, Deutsche Telekom AG was, and currently is, pursuant to § 7 of the Articles of Incorporation, legally represented by two members of the Board of Management or by one member of the Board of Management acting jointly with a holder of commercial power of attorney (Prokurist).

The Supervisory Board

Upon conclusion of the spin-off agreement, Deutsche Telekom AG’s Supervisory Board comprised, and currently comprises, 20 members and is composed in accordance with the German Codetermination Act of 1976 (Mitbestimmungsgesetz). Ten members are elected by the employees and ten members are elected by the shareholders meeting.

At the time of conclusion of the spin-off agreement, Deutsche Telekom AG’s Supervisory Board included, and currently includes, the following members:

Shareholders’ representatives
Prof. Dr. Ulrich Lehner (Chairman)	Member of the Shareholders’ Committee of Henkel AG & Co. KGaA, Düsseldorf
Jörg Asmussen.	State Secretary, Federal Ministry of Finance, Berlin
Hans Martin Bury	Managing Partner, Hering Schuppener Consulting Strategieberatung für Kommunikation GmbH, Düsseldorf
Dr. Hubertus von Grünberg	Supervisory Board member, including the president of the Supervisory Board of ABB Ltd., Zurich;
Lawrence H. Guffey	Senior Managing Director, The Blackstone Group International Ltd., London, United Kingdom
Ulrich Hocker	Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf
Prof. Dr. Wolfgang Reitzle	Chairman of the Executive Board, Linde AG, Munich
Prof. Dr. Wulf von Schimmelmann	Former Chairman of the Board of Management, Deutsche Postbank AG, Bonn
Dr. Ulrich Schröder	Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main
Dr. h. c. Bernhard Walter	Former Chairman of the Board of Managing Directors, Dresdner Bank AG, Frankfurt/Main

Employee representatives
Lothar Schröder (Deputy Chairman)	Member of the ver.di National Executive Board, Berlin;
Hermann Josef Becker
Member of the management of Deutsche Telekom Direct Sales and Consulting and Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee at Deutsche Telekom AG, Bonn;

Monika Brandl	Chairwoman of the Central Works Council at Group Headquarters / GHS, Deutsche Telekom AG, Bonn;
Josef Falbisoner	Chairman of the District of Bavaria, ver.di trade union, Munich;
Lothar Holzwarth	Chairman of the Central Works Council, Deutsche Telekom Business Customers, Bonn;
Hans-Jürgen Kallmeier	Chairman of the Central Works Council, T-Systems Enterprise Services GmbH, Frankfurt/Main;
Sylvia Kühnast	Expert consultant to the Central Works Council at T-Mobile Deutschland GmbH, Hanover;
Waltraud Litzenberger	Chairwoman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn;
Michael Löffler	Member of the Works Council at Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District;
Michael Sommer	Chairman of the German Confederation of Trade Unions (DGB), Berlin.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(i) Employees and employee representatives

On average in the financial year 2008, the Deutsche Telekom Group employed approximately 235,000 employees; the average number of employees for the financial year 2007 was approximately 244,000 (figures in each case are based on full-time equivalents excluding trainees and student interns).

As the ultimate parent company of the Group, Deutsche Telekom AG has a Supervisory Board of 20 members, composed equally of employee and shareholders' representatives in accordance with the German Codetermination Act. Employees of Group companies are entitled to vote and be elected to the Supervisory Board in accordance with the German Codetermination Act. Supervisory Boards also exist at other Group companies, including T-Mobile Deutschland GmbH, in accordance with the provisions applicable to those companies.

In addition to the works councils of individual units, Deutsche Telekom AG has three Central Works Councils. Moreover, a Group Works Council and a European Works Council have been set up.

1.2	T-Mobile Deutschland GmbH

(a)	Registered office, financial year, corporate purpose and dependency

T-Mobile Deutschland GmbH has its registered offices in Bonn and its business address at Landgrabenweg 151, 53227 Bonn, Germany. It is registered in the commercial register of the Bonn Local Court under HRB 5919. T-Mobile Deutschland GmbH’s financial year corresponds with the calendar year.

According to its Articles of Incorporation, the purpose of the company is the performance of activities in all areas of mobile communications and related areas in Germany and abroad. T-Mobile Deutschland GmbH is also entitled to conduct all transactions and to take any measures that appear suitable to serve the purpose of the company. This includes the acquisition and sale of companies operating in T-Mobile Deutschland GmbH’s area of activity. It may form subsidiaries in Germany and abroad and establish branches if this is beneficial to the company's business purpose.

(b)	History and development

In June 1992, Deutsche Bundespost Telekom established T-Mobile Deutschland GmbH as an economically independent company. T-Mobile Deutschland GmbH was entered in the commercial register of the Bonn Local Court under HRB 5919 on July 21, 1992, and was initially named De.Te.Mobil Deutsche Telekom Mobilfunk GmbH.

In July 1993, approx. 1,500 employees were transferred to the company from Deutsche Telepost Consulting GmbH and Deutsche Bundespost Telekom. At the beginning of 1994, some 1,500 more employees and other mobile communications services were migrated from Deutsche Bundespost Telekom to De.Te.Mobil Deutsche Telekom Mobilfunk GmbH.

As of May 22, 1995, De.Te.Mobil Deutsche Telekom Mobilfunk GmbH was renamed DeTeMobil Deutsche Telekom MobilNet GmbH.

At the start of 2000, the then T-Mobile International AG (formerly PVG Vierte Vermögensverwaltungs AG) was established with its registered offices in Bonn. Its parent company was Deutsche Telekom AG. T-Mobile International AG was a holding company that pooled Deutsche Telekom AG’s international mobile communications activities. DeTeMobil Deutsche Telekom MobilNet GmbH was a wholly-owned subsidiary of T-Mobile International AG.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Effective January 11, 2002, DeTeMobil Deutsche Telekom MobilNet GmbH was renamed T-Mobile Deutschland GmbH.

In accordance with the resolution of the shareholders’ meeting dated February 25, 2003, T-Mobile International AG was transformed into T-Mobile International AG & Co. KG upon entry in the commercial register of the Bonn Local Court under HRB 8716 on March 18, 2003. Its general partner was 7. VV AG, which was renamed T-Mobile Management AG in February 2003, and renamed again in April 2003 as T-Mobile International AG.

In July 2007, T-Mobile-International AG (formerly 7. VV AG) assumed the rights and obligations of T-Mobile International AG & Co. KG as universal successor. Effective July 6, 2009, this T-Mobile-International AG was merged into Deutsche Telekom AG. T-Mobile Deutschland GmbH thereby became a direct, wholly-owned subsidiary of Deutsche Telekom AG (please see also Section II. 1.2 (e) (iii) below).

Other key events for the business development of T-Mobile Deutschland GmbH include the following:

·	“Global Roam” service launched together with GTE PCS, which at that time was the second largest mobile communications provider in the United States;

·	Voted “Network of the Year” by readers of the German trade journal connect Mobile in March 1997;

·	D1 network became accessible to 98 percent of the population and covered more than 90 percent of the area of the Federal Republic of Germany at the end of 1997;

·	Range of call numbers extended to include additional prefix code of 0170 in August 1998;

·	Five million customer mark passed at the end of 1998;

·	Additional mobile frequencies in the 1800 Megahertz (MHz) band acquired at auction, thereby increasing the capacity of the D1 network in October 1999;

·	Customer numbers increased to nine million at the end of 1999;

·	Range of call numbers extended again in 2000 to include the prefix codes 0160, 0175 and 0151;

·	UMTS licenses acquired at auction in summer 2000;

·	GPRS (General Packet Radio Service) launched in February 2001;

·	MMS (Multimedia Messaging Service) launched in July 2002;

·	First mobile network operator in Germany to launch a public wireless LAN offer, HotSpot, in November 2002;

·	25 million customer mark passed in May 2003;

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	First German mobile communications company to offer a data card that allowed data communication in all T-MOBILE multimedia networks, from November 2004;

·	Full Internet access on cell phones made possible under the name web’n’walk in June 2005;

·	Acceleration of the launch of mobile data transmission using HSDPA (High Speed Downlink Packet Access) technology in large parts of the UMTS network from CeBit 2006;

·	30 million customer mark passed in the first quarter of 2006;

·	Exclusive sale of Apple iPhone in Germany from November 2007;

·	New mobile communications standard NGMN (Next Generation Mobile Network) unveiled at CeBIT 2009;

·	Voted Mobile Network Operator of the Year by Connect readers for the tenth time in a row in early 2009.

(c)	Business activities and investments

(i)	Overview of T-Mobile Deutschland GmbH

T-Mobile Deutschland GmbH is one of the leading companies in the German mobile communications industry with some 5,700 employees (average for financial year 2008, based on full-time equivalents excluding trainees and student interns) and revenue of around EUR 7.7 billion in financial year 2008 and around EUR 3.7 billion in the first half of 2009 (all figures in accordance with German GAAP). As a mobile communications company, it offers its customers a comprehensive portfolio of state-of-the-art services in the areas of mobile communications and IT.

The aim of the Deutsche Telekom Group is to become a global leader in connected life and work. As a company in the Deutsche Telekom Group, T-Mobile Deutschland GmbH aims to become the most highly regarded service provider in the mobile communications industry. In order to get there, the company is focusing on three strategic areas:

·
With customer-centricity, T-Mobile Deutschland GmbH places its focus on customers. This means thinking and acting with a segment and service focus and offering customers appropriate products and differentiated services.

·	Outstanding network experience forms the technical basis for all products and services.

·
Operational excellence means continuously improving capabilities, processes and costs. To this end, T-Mobile Deutschland GmbH defines specific top initiatives every year that operationalize the strategic building blocks.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Customer relations

T-Mobile Deutschland GmbH had some 39 million mobile customers in the first quarter of 2009. The number of customers was counted as the number of mobile communications cards (SIM cards), including M2M cards (machine-to-machine cards), i.e., cards that exchange data via the mobile communications network in various machines (e.g., Toll Collect, ATMs).

A large proportion were “human” cards, which can be broken down into postpaid and prepaid cards. Postpaid payment systems relate to telephone contracts with subsequent billing. Revenue from postpaid contracts comprises a basic monthly rate and usage-related charges. Due to the trend towards flat rates, however, the proportion of usage-related charges is shrinking more and more while the proportion of fixed monthly rates climbs. Postpaid contracts generally have a term of two years and are billed monthly. Prepaid refers to the use of services through prepaid credit accounts, which is widespread in the telecommunications sector. Billing is generally usage-based.

The business model (postpaid and prepaid payment methods) applies to both voice and data rates.

The customer segments are consumers (C), business customers (BC) and service providers (SP).

Product portfolio

T-Mobile Deutschland GmbH offers contract customers a rate portfolio based on two voice-rate lines, “Relax” and “Max,” with four rates each for contract customers.

For the exclusively marketed iPhone, T-Mobile offers contract customers the dedicated voice and data rate-line “Complete,” with a total of ten rate permutations.

By booking additional options on existing T-MOBILE fixed-term contracts, such as T-Mobile@home or Family, customers can make cheaper calls to the Deutsche Telekom AG fixed network. By combining a T-Mobile contract with a T-HOME complete package of their choice, customers can benefit from the “Telekom Vorteil” loyalty scheme (discount).

In T-Mobile Deutschland GmbH’s prepaid business, the Xtra rate portfolio is marketed in Germany. On the basis of Xtra Card and Xtra Nonstop, additional options are marketed. In addition to Xtra Card, the SIM-only product, Xtra PACs are available offering an Xtra Card in combination with terminal equipment. On the basis of traditional prepaid features – complete cost control, no contractual tie-in period – customers can use GSM network services (call forwarding, etc.), Internet access and value-added services (ringtones, wallpaper, etc.), as well as telephony and text messaging.

The mobile communications market in Germany is highly competitive. Price reductions and an increasingly saturated market continue to force revenues down in traditional voice business. For the mobile communications industry, the growth area for the future is mobile Internet and mobile data business. There is a visible trend of customers no longer just using data services on their computers at home, but increasingly also using them while out and about.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

This is also confirmed by T-Mobile Deutschland GmbH’s figures: By the end of 2008, a good three million T-MOBILE customers were using mobile data services; which is a 45 percent increase on 2007. At the same time, the volume of data traffic handled via the T-MOBILE network climbed by approx. 500 percent in 2008.

T-Mobile Deutschland GmbH laid the foundation for this trend and is taking it further: T-Mobile Deutschland GmbH offers a number of web’n’walk rates for mobile data use, suited to occasional users through to heavy surfers, for use out and about and at home. Further data options are HotSpotFlat for unlimited (time or volume) mobile Internet access at WLAN hotspots, or BlackBerry Webmail, for the automatic receiving and sending of e-mails on BlackBerry® on the move.

T-Mobile Deutschland GmbH also has a mobile double-play portfolio. In addition to telephony offers, Combi rates offer inclusive services for mobile surfing, text messaging, picture messaging and HotSpot surfing.

Furthermore, T-Mobile Deutschland GmbH also has a range of mobile terminal equipment on offer, some exclusively. Of particular note are the Apple iPhone, the T-MOBILE G1, and various mini notebooks. Other terminal equipment using SIM cards includes the digital photo frame and the web’n’walk stick.

T-Mobile Deutschland GmbH sells a complete M2M package for business customers and as a wholesale offer, allowing mobile communication in all kinds of M2M business solutions.

At wholesale level, T-Mobile Deutschland GmbH enables traditional service providers to derive and technically and commercially map the relevant voice and data products of the T-Mobile Deutschland GmbH consumer retail segment, taking into account product-specific features (including postpaid and prepaid). Furthermore, in the XVP business model, T-Mobile Deutschland GmbH provides a reduced wholesale range for the marketing of voice and data offers in the low-frills segment.

Network

Mobile communication via the T-Mobile Deutschland GmbH network is based on GSM technology. In Germany, T-Mobile Deutschland GmbH has GSM base stations in more than 25,000 locations, covering 99 percent of the population. T-Mobile Deutschland GmbH continues to invest in the GSM network in order to enhance its performance even further, for instance in terms of voice quality.

T-Mobile Deutschland GmbH is currently the only network operator in Germany to offer the EDGE technology almost all over the country. The maximum data transmission rates are 260 kbit/s download and 220 kbit/s upload.

In 2005, T-Mobile Deutschland GmbH became the first network operator to introduce HSDPA (High Speed Downlink Packet Access). Today, the company offers HSDPA in the entire UMTS coverage area with bandwidths of up to 3.6 megabits per second (Mbit/s). In addition, over 700 important sites have access to transmission rates of up to 7.2 Mbit/s. T-Mobile Deutschland GmbH is continuously expanding the coverage of HSDPA with up to 7.2 Mbit/s and is extending bandwidths even further with HSDPA Plus. The first steps for the launch of HSDPA Plus will be taken in 2009, depending on the market conditions and terminal equipment.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

T-Mobile Deutschland GmbH and Deutsche Telekom AG offer one of the largest WLAN networks in the world. T-Mobile Deutschland GmbH operates over 8,000 HotSpots in Germany and, together with roaming partners, over 40,000 HotSpot locations worldwide. In Germany, the service is also available in Deutsche Bahn lounges and on specially equipped ICE trains as part of an exclusive partnership.

Mobile communications licenses and frequency usage rights

T-Mobile Deutschland GmbH currently holds several mobile communications licenses and frequency allocations for wideband private and trunked mobile radio in Germany.

·
License to set up and operate a digital cellular mobile communications network at 900 MHz and 1800 MHz in accordance with the D1 license dated December 23, 1992 (amended on June 22, 1994), including the corresponding frequencies of 2 x 12.4 MHz in the GSM-900 range and in accordance with the ruling on the auctioned GSM-1800 range of 2 x 5 MHz dated October 28, 1999, and the certificate of amendment of the D1 license dated May 23, 2000; the original term was until December 31, 2009 and has now been extended until December 31, 2016;

·
License to set up and operate a digital mobile communications network on the basis of UMTS/IMT-2000 technology in the 2 GHz range: UMTS license including the acquired frequencies of 2 x 10 MHz for the FDD range and 5 MHz for the TDD range from September 6, 2000; the term runs until December 31, 2020;

·
Frequency usage rights for 2 x 1.25 MHz in the paired frequency ranges of 451.00 to 455.74 MHz and 461.00 to 465.74 MHz, as allocated on December 17, 2004; the allocation was made for twenty-four regional licensing regions covering the entire Federal Republic of Germany; the term runs until December 31, 2020.

(ii)	Investments of T-Mobile Deutschland GmbH

T-Mobile Deutschland GmbH held the following investments as of June 30, 2009:

Name and registered office	Deutsche Telekom AG share in % June 30, 2009
DFMG DeutscheFunkturmGmbH,Münster	16.67%
PTC,Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland	70.50%
Zweite DFMG Deutsche Funkturm Vermögens-GmbH & Co. KG, Heusenstamm, Germany	100%

DFMG Deutsche Funkturm GmbH, Münster, Germany, entered in the commercial register of the Münster Local Court under HRB 6194, bundles the antenna support business of the Deutsche Telekom Group. DFMG Deutsche Funkturm GmbH primarily meets the demands of mobile network providers (mobile communications, broadcasting, radio) for antenna areas within and outside of the Deutsche Telekom Group.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland, entered in the Polish commercial register (“Krajowy Rejestr Sadowy”) under number 29159, mainly operates mobile communications services in accordance with the GSM 900 and 1,800 licenses and the UMTS 2.1 GHz license and sells cell phones and cell phone accessories. The mobile communications services are offered under the brand name “Era.”

Zweite DFMG Deutsche Funkturm Vermögens-GmbH & Co.KG, Heusenstamm, Germany, entered in the commercial register of the Offenbach/Main Local Court under HRA 41069, acquires and owns antenna supports (masts and mounting tubes) and rents land, sections of land, and building space on which antenna supports and other related assets are situated, in order to market them for a consideration.

(d)	Business development in 2009 and key figures

T-Mobile Deutschland GmbH

In financial years 2006 to 2008 (according to the audited single-entity financial statements) and in the first half of 2009 (unaudited), T-Mobile Deutschland GmbH reported the following key figures in accordance with German GAAP:

T-Mobile Deutschland GmbH (billion €)	First half of 2009	2008	2007	2006
Net revenue	3.7	7.7	7.9	8.2
Results from ordinary business activities	1.0	1.9	-0.9	2.0
Net income*	1.0	0.0	0.0	0.0
Total assets	8.5	7.0	8.0	10.4
Shareholders’ equity**	1.4	1.4	1.4	1.4
Average number of employees for the year (based on full-time equivalents excluding trainees and student interns) (thousands)	6	6	7	7
* Figure for H1 2009 is before profit transfer.
** Figure for H1 2009 does not include interim results.

T-Mobile Deutschland GmbH’s revenue relates to voice and data services for the mobile communications business in Germany. Owing to falling average revenue per customer (ARPU) in financial years 2006 through to the first half of 2009, revenue declined slightly despite rising customer numbers. The decline in ARPU is attributable to competition and regulation-driven price reductions (primarily from termination charges) which were not compensated by the growing mobile use of voice telephony and data transmission. Revenue development is also marked by a reduction in roaming and visitor revenues.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The negative effects of revenue development on the results from ordinary business activities were largely compensated by the steady improvement in the cost structure. Special factors arising from the nonscheduled write-down of the UMTS license in financial year 2007 also have to be taken into account.

In addition to investing activities, the main factors in the development of total assets are the nonscheduled write-down of the UMTS license and the offsetting of intragroup financial relationships.

As a result of the profit and loss transfer agreement with Deutsche Telekom AG, T-Mobile Deutschland GmbH broke even as of the end of the financial year. Both effects pushed up the equity ratio.

Total assets increased in the first half of financial year 2009, largely because of the profits not yet transferred to Deutsche Telekom AG. As of June 30, 2009, equity was disclosed excluding the interim result.

(e)	Capital and shareholder

(i)	Share capital

    T-Mobile Deutschland GmbH’s share capital currently amounts to EUR 520,000,000 and consists of one share of EUR 520,000,000.

(ii)	Shareholder

Deutsche Telekom AG is the sole shareholder of T-Mobile Deutschland GmbH. It became shareholder as the universal legal successor of T-Mobile International AG due to the merger of T-Mobile International AG into Deutsche Telekom AG (see Section II. 1.2 (e) (iii)).

(iii)	Merger of T-Mobile International AG into Deutsche Telekom AG

T-Mobile International AG was merged into Deutsche Telekom AG by means of acquisition pursuant to the provisions of the German Reorganization and Transformation Act (Umwandlungsgesetz). The merger was essentially prepared and executed as follows:

On April 14, 2009, Deutsche Telekom AG’s Board of Management decided to restructure the Deutsche Telekom Group with the aim of enabling a regional structure and reporting by region. Furthermore, the functions of “Technology,” “IT,” and “Products & Innovation” were to be strengthened by pooling them in the COO function. Until that point, they had been based partly at Deutsche Telekom AG and partly at T-Mobile International AG. In order to consolidate the different parts and simplify the internal committee and management structures, the plan was to merge T-Mobile International AG into Deutsche Telekom AG. On April 29, 2009, the supervisory board of Deutsche Telekom AG approved this plan.

In order to become effective, the merger agreement needed to be notarized and approved by the shareholders’ meeting of T-Mobile International AG. On June 9, 2009, the shareholders’ meeting of T-Mobile International AG granted its approval. Pursuant to § 62 UmwG, the approval of the shareholders’ meeting of Deutsche Telekom AG was not required, since Deutsche Telekom AG held 100 percent of the shares in T-Mobile International AG at the time of the merger and a shareholders’ meeting was not called by shareholders of Deutsche Telekom AG with a combined holding of one-twentieth of Deutsche Telekom AG’s capital stock.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The merger agreement was notarized on June 9, 2009 (notorial instrument no. 724/2009 B – of the notary public Dr. Baumann, dated June 9, 2009). The merger of Deutsche Telekom AG, the receiving company, and T-Mobile International AG was put forward for entry in the commercial register at the respective headquarters of the companies on July 1, 2009. On July 6, 2009, the merger was entered in the commercial register of Deutsche Telekom AG and therefore took effect on that date. Under the legally prescribed universal succession, all assets, liabilities, rights and duties of T-Mobile International AG were transferred to Deutsche Telekom AG. In particular, Deutsche Telekom AG assumed T-Mobile International AG’s status as shareholder of T-Mobile Deutschland GmbH and position as counterparty to the control agreement in place with T-Mobile Deutschland GmbH and the profit and loss transfer agreement in place with T-Mobile Deutschland GmbH (see Section II. 1.2 (h) (ii) below). Since that time, T-Mobile Deutschland GmbH has been a wholly-owned subsidiary of Deutsche Telekom AG. T-Mobile International AG ceased to exist upon entry of the merger in the commercial register.

(f)	Management and Supervisory Board

Representation and management

At the time of the conclusion of the spin-off agreement, T-Mobile Deutschland GmbH was, and currently is, pursuant to § 6 of the Articles of Incorporation, legally represented by two managing directors or by one managing director acting jointly with a holder of commercial power of attorney (Prokurist).

Pursuant to § 5 of the Articles of Incorporation, T-Mobile Deutschland GmbH has at least two managing directors. Otherwise the Supervisory Board determines the number of managing directors. Upon conclusion of the spin-off agreement, T-Mobile Deutschland GmbH’s Managing Board comprised, and currently comprises:

 Dr. Georg Pölzl, Chairman of the Managing Board;

 Thomas Berlemann, Managing Director of Sales and Service;

 Thomas Dannenfeldt, Managing Director of Finance;

 Albert Henn, Managing Director of Human Resources (Director of Industrial Relations);

 Dr. Christian P. Illek, Managing Director of Marketing;

 Dr. Bruno Jacobfeuerborn, Managing Director of Technology;

 Dr. Dirk Rohweder, Managing Director of Information Technology.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Dr. Georg Pölzl left the management of T-Mobile Deutschland GmbH on September 30, 2009. Subject to the decision of T-Mobile Deutschland GmbH’s Supervisory Board, Mr. Niek Jan van Damme is to take his place as Chairman of T-Mobile Deutschland GmbH’s Managing Board.

As agreed, Thomas Berlemann, Thomas Dannenfeldt, Dr. Christian P. Illek and Dr. Bruno Jacobfeuerborn will leave the Managing Board of T-Mobile Deutschland GmbH when the spin-off takes effect. The intention is, subject to the decision of T-Mobile Deutschland GmbH’s Supervisory Board, to subsequently reappoint the above-named persons as members of T-Mobile Deutschland GmbH’s Managing Board.

As agreed, Mr. Albert Henn and Dr. Dirk Rohweder will leave the management of T-Mobile Deutschland GmbH when the spin-off takes effect.

The Supervisory Board

Upon conclusion of the spin-off agreement, T-Mobile Deutschland GmbH’s Supervisory Board comprised, and currently comprises, 12 members and is composed in accordance with the German Codetermination Act (Mitbestimmungsgesetz). Six members are elected by the employees and six members are appointed by the shareholder by shareholder resolution. As a result of the spin-off, the number of Supervisory Board members will increase pursuant to the German Codetermination Act (see Section IV. 1.4 below).

At the time of conclusion of the spin-off agreement, T-Mobile Deutschland GmbH’s Supervisory Board included, and currently includes, the following members:

Shareholders’ representatives
Timotheus Höttges (Chairman)	Board member for Finance at Deutsche Telekom AG, Bonn;
Henry Cordes	Head of Department VIII, Federal Ministry of Finance, Berlin;
Dr. Axel Lützner	Head of Legal Affairs, Deutsche Telekom AG, Bonn;
Dr. Steffen Roehn	Chief Information Officer (CIO) of Deutsche Telekom AG, Bonn;
Thomas Sattelberger	Board member for Human Resources at Deutsche Telekom AG, Bonn;
Michael Wilkens	Senior Vice President, International Business – IBU (Project) at Deutsche Telekom AG, Bonn.

Employee representatives
Lothar Schröder (Deputy Chairman)	Member of the ver.di National Executive Board for Telecommunications, Information Technology, Data Processing, Berlin;
Anke Bardenhagen	Chairwoman of the works council at the Bonn Headquarters of T-Mobile Deutschland GmbH, Bonn;
Stefan Pilar	Senior Vice President for Wholesale Marketing, T-Mobile Deutschland GmbH, Bonn;
Igor Pissarewsky	Chairman of the Central Works Council, T-Mobile Deutschland GmbH, Bonn;
Wolfgang Teitge	Member of the works council of the Frankfurt/Main branch office of T-Mobile Deutschland GmbH, Bonn;
Ado Wilhelm	Trade union secretary and head of mobile communications, ver.di, Berlin.

(g)	Employees and employee representatives

T-Mobile Deutschland GmbH employed an average of 5,700 people in financial year 2008; in financial year 2007, the average was 6,200 employees (excluding trainees and student interns).

T-Mobile Deutschland GmbH has a Supervisory Board of twelve members comprised equally of employee and shareholder representatives in accordance with the German Codetermination Act. Employees of T-Mobile Deutschland GmbH are entitled to vote and be elected to the Supervisory Board in accordance with the German Codetermination Act.

In addition to the works councils of individual units, T-Mobile Deutschland GmbH has one Central Works Council. The Central Works Council sends delegates to the Group Works Council and the European Works Council of the Deutsche Telekom Group.

(h)	Other legal relations of T-Mobile Deutschland GmbH and its contractual relationships with Deutsche Telekom AG and with Group companies of Deutsche Telekom AG

(i)	Articles of Incorporation of T-Mobile Deutschland GmbH

The provisions of the current Articles of Incorporation of T-Mobile Deutschland GmbH

The current Articles of Incorporation of T-Mobile Deutschland GmbH include a set of core regulations typical of the legal form of limited liability company (GmbH). Unless otherwise provided for in the Agreement, the provisions of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung – GmbHG) and, as applicable, the German Codetermination Act apply in particular. Further contractual regulations appear to be superfluous, since Deutsche Telekom AG is the sole shareholder of T-Mobile Deutschland GmbH. Specifically:

·	§ 1 gives the company (T-Mobile Deutschland GmbH) (para. 1), the company’s registered office (Bonn) (para. 2) and stipulates that the financial year corresponds to the calendar year (para. 3).

·
§ 2 stipulates the corporate purpose of T-Mobile Deutschland GmbH. Pursuant to § 2 (1), the purpose of the company is the performance of activities in all areas of mobile communications and related areas in Germany and abroad.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
Pursuant to § 2 (2), the company is entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise pursuant to para. 1. This includes the acquisition and sale of companies operating in the company’s area of activity.

           Pursuant to § 2 (3), it may form subsidiaries in Germany and abroad and establish branches if this is beneficial to the Company's business purpose.

·	Pursuant to § 3, the Company publishes announcements in the Bundesanzeiger für die Bundesrepublik Deutschland (German Federal Gazette).

·
Pursuant to § 4 (1), T-Mobile Deutschland GmbH’s share capital amounts to EUR 520,000,000. Pursuant to § 4 (2), the sole shareholder of T-Mobile Deutschland GmbH is Deutsche Telekom AG with a share of EUR 520,000,000.

·
§ 5 relates to regulations regarding the composition and Rules of Procedure of the Managing Board. Pursuant to § 5 (1), the Company has at least two managing directors. Otherwise the Supervisory Board determines the number of managing directors.

             Pursuant to § 5 (2), the Supervisory Board provides the Managing Board with Rules of Procedure which require the approval of the Managing Board. These Rules of Procedure determine, among other things, which actions require the approval of the shareholder and/or the Supervisory Board.

·	Pursuant to § 6, the company is legally represented by two managing directors or by one managing director acting jointly with a holder of commercial power of attorney (Prokurist).

·	§ 7 stipulates that the management shall take into account legal requirements, the Articles of Incorporation and its Rules of Procedure when conducting transactions.

·
§ 8 governs the work of the Supervisory Board of T-Mobile Deutschland GmbH. Para. 1 stipulates that the company shall have a Supervisory Board comprising the number of members required according to § 7 (1) MitbestG. The Supervisory Board members representing the shareholder are elected by the shareholders’ meeting, and the Supervisory Board members representing the employees are elected in accordance with the provisions of the Codetermination Act.

Pursuant to § 8 (2), members of the Supervisory Board may resign from their office by written notice to the Chairman of the Supervisory Board and to the Chairman of the Managing Board, giving the specified notice of four weeks. In principle, the notice period of four weeks must be observed. However, the Chairman of the Supervisory Board may accept a resignation given without proper notice.

Pursuant to § 8 (3), the shareholders’ meeting may remove with immediate effect Supervisory Board members elected by it prior to expiry of their tenure of office without stating any reasons. In accordance with the Codetermination Act, employees may remove Supervisory Board members they have elected.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
Pursuant to § 9, the Supervisory Board elects, in accordance with the provisions of § 27 (1) and (2) MitbestG, one of its members as Chairman and another as Deputy Chairman. Election shall take place at the close of the shareholders’ meeting at which the Supervisory Board members representing the shareholder, to be elected by the shareholders’ meeting, are appointed at a meeting which has not been specially convened. The election is chaired by the oldest member of the Supervisory Board. If the Chairman or the Deputy Chairman resigns prior to expiry of his tenure of office, the Supervisory Board shall hold a new election to cover the remainder of the retired person's tenure of office.

·
§ 10 (1) stipulates that the Supervisory Board has Rules of Procedure that must be approved by the shareholder. Pursuant to § 10 (2), the Supervisory Board appoints the managing directors and removes them. Furthermore, it may appoint a Chairman of the Managing Board and a Deputy Chairman of the Managing Board. Pursuant to § 10 (3), the Supervisory Board decides on the appointment of any holder of commercial power of attorney (Prokurist).

·
§ 11 (1) stipulates that the Supervisory Board may appoint committees from among its members, granting them decision-making authority to the extent permissible under law. Pursuant to § 11 (2), the provisions set forth in the Supervisory Board’s Rules of Procedure apply accordingly to committee procedure with regard to convocation, passing of resolutions and the introduction and exercise of the right to a second vote.

·
§ 12 states that Supervisory Board members shall - even after retirement from office - observe secrecy with regard to confidential data and secrets of the company, i.e., trade and business secrets, which become known to them in the course of their work on the Supervisory Board.

·
§ 13 relates to the remuneration of Supervisory Board members. Pursuant to § 13 (1), members of the Supervisory Board receive annual remuneration of EUR 10,000, payable at the end of the financial year, as well as reimbursement of their expenses. Pursuant to § 13 (2), the chairperson of the Supervisory Board receives double and the deputy chairperson one and a half times this amount; members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat. Furthermore, para. 2 stipulates that members of the Supervisory Board shall receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. Pursuant to § 13 (3), the company reimburses value-added tax payable on remuneration and expenses.

·	§ 14 relates to regulations regarding the shareholders’ meeting of T-Mobile Deutschland GmbH, which, pursuant to § 14 (1), takes place at the company’s registered office.

Pursuant to para. 2, the shareholders’ meeting is chaired by the Chairman of the Supervisory Board or, in case of him being prevented, by another Supervisory Board member representing the shareholder, in case of him being prevented, by another person elected by the shareholders’ meeting. Pursuant to § 14 (3), the chairperson is responsible for leading the meeting. He determines the order of discussion of agenda items as well as the manner and order of voting.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

§ 14 (4) stipulates that resolutions of the shareholders’ meeting shall be decided by a simple majority of the votes cast, unless required otherwise by legal provisions. Pursuant to § 14 (5), shareholder resolutions may be submitted in writing, by fax, or by electronic media.

§ 14 (6) stipulates that serially numbered written records shall be created for every shareholders’ meeting and every shareholder resolution, and that every written record shall be addressed and sent to the members of the Supervisory Board, the shareholder and the Managing Board.

·
§ 15 relates to the annual financial statements and the appropriation of net income. Pursuant to para. 1, the managing directors, in the first three months of the financial year, draw up the annual financial statements and a management report for the previous year and submit these to the auditor appointed by the Supervisory Board.

§ 15 (2) stipulates that the managing directors shall submit to the Supervisory Board the annual financial statements, the management report and the auditor’s report immediately after receipt thereof together with their proposals for the appropriation of the net income and the motion to recommend to the shareholders’ meeting that it approves the Managing Board’s actions.

As soon as the Managing Board has received the Supervisory Board’s comments, it shall, pursuant to § 15 (3), immediately convene a regular shareholders’ meeting with its own comments which shall pass a resolution on the approval of the annual financial statements and the appropriation of the net income.

Changes to the Articles of Incorporation of T-Mobile Deutschland GmbH in the course of the spin-off

The Articles of Incorporation of T-Mobile Deutschland GmbH are to be changed as follows before the spin-off is registered:

·	§ 1 (1) of the Articles of Incorporation is to be changed so that the company will in the future be called “Telekom Deutschland GmbH.”

·
In order to reflect the incorporation of the newly defined T-HOME business area, the corporate purpose pursuant to § 2 of the Articles of Incorporation is also to be amended. This paragraph 1 shall read as follows in the future:

“The purpose of the company is to engage in business across the entire field of telecommunications, mobile communications, information technology, multimedia, information and entertainment, security services and to operate in related and supporting areas both domestically and abroad.”

§ 2 (3) is to be worded as follows:

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The Company may establish branches in Germany or abroad, and set up, acquire, or participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participation. It may spin off all or part of its operations to subsidiaries, and dispose of investments.”

In addition, the Articles of Incorporation are also to be amended with regard to the figure for share capital in accordance with the future § 4 (1) and the shares in accordance with the future § 4 (2); the provisions will then be found in § 3. In the course of the spin-off, the share capital is to be increased by a non-cash capital increase of EUR 980,000,000.00 from EUR 520,000,000 to EUR 1,500,000,000.00 and Deutsche Telekom AG is to receive a new (further) share of  EUR 980,000,000.00.

·
In the future, the current § 3 is to change to § 12, § 4 to § 3, § 8 to § 6, § 11 to § 7, § 12 to § 8, § 13 to § 9 and § 14 to § 10 with the following amendments. § 9 is to be deleted, § 6 is to be placed in § 5 (1), § 7 in § 5 (3) and § 10 in § 6 (3) and (7) with the following amendments.

·	The new § 4 (1) is to include a description of the following executive bodies of the company:

-           Management

-           Shareholders’ meeting

-           Supervisory Board.

According to § 4 sentence 2 the shareholders’ meeting shall assume the powers and duties of the Supervisory Board under these Articles of Incorporation until the Supervisory Board has been constituted.

·	§ 5 (1) shall specify the rules on the management and representation of the company and is amended as follows:

The Company has one or more managing directors. In the event that several managing directors have been appointed, the Company shall be represented by two managing directors jointly, or by one managing director acting jointly with a holder of commercial power of attorney (Prokurist). Even if one or more managing directors have been appointed, the shareholders’ meeting may authorize one or more managing directors to represent the Company acting alone in the individual case without such requiring any change in the Articles of Incorporation. By resolution the shareholders’ meeting may also release one or more managing directors from the restrictions under § 181 BGB in general or in particular cases.“

According to § 5 (2) the managing directors are appointed and dismissed by resolution of the Supervisory Board. As long as the Supervisory Board has not yet been constituted, the managing directors are appointed and dismissed by resolution of the shareholders’ meeting. Their appointment is made for a maximum of five years; an appointment may be renewed for five years.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

According to the amended § 5 (3) the managing directors are obliged to carry out the business of the Company in conformance with the law, these Articles of Incorporation, the Rules of Procedure for the Supervisory Board and the management and the resolutions of the shareholders’ meeting and Supervisory Board. In particular, the managing directors are to perform the following tasks:

a)
Submit a written report to the Supervisory Board on the state of business and the Company’s situation at least once a quarter and generally keep it informed by applying the provisions of § 90 of the Stock Corporation Act (AktG) mutatis mutandis.

b)	Prepare in advance a budget for the coming financial year and have this budget and any significant changes approved by the shareholders’ meeting;

c)	Prepare the annual financial statements,

d)	Prepare the Rules of Procedure for the Management, which shall also lay down the schedule of responsibilities, and submit it to the shareholders’ meeting for approval

e)
Implement the resolutions made by the Supervisory Board and / or shareholders’ meeting on business transactions subject to approval as regulated by the respective Rules of Procedure / Articles of Incorporation.

§ 6 (2) and (4) through (10) are to specify the new provisions concerning the Supervisory Board:

According to § 6 (2) the members of the Supervisory Board shall be appointed for a period ending no later than the resolution by the shareholders formally approving the members’ actions for the fourth financial year after the beginning of their period of office. The financial year in which tenure of office commences shall not be counted. Reelection is permitted.

According to § 6 (4), the Codetermination Act with its ordinances shall apply to the early discharge of employee representatives on the Supervisory Board elected pursuant to the Codetermination Act.

According to § 6 (5) members of the Supervisory Board may resign from office giving written notice of one month to the management, while also notifying the Chairman of the Supervisory Board. A resignation with a shorter period of notice is to be possible, provided that the Chairman of the Supervisory Board gives his approval.
According to § 6 (6), the Supervisory Board positions that become vacant due to dismissal or resignation are to be re-appointed without delay by the responsible elective body.

According to § 6 (7) and within the framework of the legal regulations and the provisions of these Articles of Incorporation, the Supervisory Board shall adopt Rules of Procedure .

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

According to § 6 (8) the Supervisory Board shall monitor the management, support it with advice, and promote the aims of the Company. Its tasks shall be based in detail on the law and the Articles of Incorporation or the Rules of Procedure for the Supervisory Board. The following tasks shall be specifically among the tasks of the Supervisory Board:

·
Reviewing and commenting the annual financial statements to be prepared by the Managing Board, the proposed appropriation of net income, the report of the external auditor, and the approval of the actions of the managing directors, prior to a decision being made by the shareholders’ meeting

·	Appointment of the external auditor

·	Submission of recommendations to the shareholders' meeting on the selection of the independent auditor for the annual financial statements.

According to § 6 (9) the Supervisory Board shall be authorized to inspect and examine the company’s books and records as well as assets.

According to § 6 (10) the Supervisory Board shall conclude the agreements of employment with the managing directors and be able to amend and change these agreements. The shareholders’ meeting shall be able to prepare a list of general principles and remuneration guidelines in this regard that shall be observed by the Supervisory Board.

·	§ 10 shall be specify the amended provisions on the shareholders’ meeting.

According to § 10 (1) the shareholders’ meetings shall be called by the Chairman of the Supervisory Board or by the managing directors and shall take place at the company’s registered office.  A shareholders’ meeting shall take place once a year. The members of the Supervisory Board shall also be invited to the shareholders’ meetings. The managing directors shall be obliged to attend the shareholders’ meetings.

According to § 10 (2) the shareholders' meetings shall be called with a notice of at least two weeks, stating the agenda and including documents on important points for discussion. In urgent cases the convening party shall shorten the prescribed period and convene the meeting verbally, by e-mail, or by fax.

§ 10 (3) shall specify that the shareholder resolutions—except for resolutions amending the Articles of Incorporation pursuant to § 53 GmbHG—may also be adopted in writing, by video conferences, telephone, e-mail, and fax, or other telecommunications media, unless a shareholder immediately objects to such procedure. Resolutions adopted by videoconference, telephone, or other verbal means of communication shall only become effective if they are recorded in minutes.

According to § 10 (4) minutes shall be kept of every shareholders’ meeting and of every shareholder resolution and numbered consecutively. Copies to these minutes shall be sent to the members of the Supervisory Board and the shareholders’ meeting.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

§ 10 (5) is to list the items subject to resolutions at the shareholders’ meeting. The shareholders’ meeting shall decide, insofar as no other procedure is stipulated by these Articles of Incorporation, on the subjects listed in § 46 of the Limited Liability Company Act (GmbHG) and in particular on the following subjects:

·	the taking up of new fields of business and discontinuation of existing areas of activity;

·	the annual budget, which is to be prepared in advance by the management, and any significant changes in it, and the medium-term planning;

·
stipulation of the principles for remuneration, variable pay, and other benefits for the managing directors, including regulations concerning their provisions for old age, disability for service and for surviving dependents

·	approval of the management’s actions;

·	approval of the actions of the Supervisory Board;

·	the selection of the external auditors for the annual financial statements;

·	approval of the annual financial statements and resolutions on the appropriation of net income;

·	the dissolution of the company, the appointment and dismissal of liquidators and the continuation of the dissolved company;

·	the conclusion, amendment and termination of agreements;

·	the acquisition, disposal, encumbrance and other orders of land, buildings and property rights as well as the construction of new buildings;

·
the assumption of credits, securities, bonds, and similar guarantees for the benefit of third parties (legal entities that are not affiliated companies as defined by §§ 15 ff. of the Stock Corporation Act or natural persons);

·	The conclusion of rental and lease agreements regarding real property with parties that are not affiliated companies (according to § 15 AktG).

·	§ 11 shall specify the amended rules governing the annual financial statements.

According to § 11 (1) within the first three months of the financial year, the managing directors shall prepare the annual financial statements (balance sheet, statement of income and notes) for the previous financial year and present them to the external auditors.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

According to § 11 (2) the managing directors shall submit to the Supervisory Board the annual financial statements and the auditor’s report immediately upon receipt thereof together with their proposals for the appropriation of net income.

According to § 11 (3) the managing directors shall submit the annual financial statements and the auditor's report to the shareholders’ meeting for information at the same time as submitting such to the Supervisory Board. The annual financial statements and the external auditors' report shall to be handed to each member of the Supervisory Board, or, if so decided by the Supervisory Board, to the members of a committee. As soon as the statement of the Supervisory Board is available to the shareholders’ meeting, it shall present this together with its own statement without delay to the shareholders’ meeting for a resolution on the annual financial statements and the appropriation of profits.

According to § 11 (4) the Supervisory Board shall award the audit assignment to the external auditors after the appointment has been made by the shareholders’ meeting.

·	According to § 12 the announcements of the company shall be published in the electronic Federal Gazette (Bundesanzeige) of the Federal Republic of Germany.

·
A provision on the shareholder list is to be included in § 13. Under this provision, shareholder changes that require managing directors to submit a shareholder list to the commercial register must be notified to managing directors in writing, and evidence must be provided.

·	§ 14 shall include the severability clause:

·
If individual provisions of this agreement should be or become invalid or if this agreement should contain lacunae, the validity of the remaining provisions shall not be affected thereby. The shareholders shall agree to replace the invalid provision with one that is in keeping with the meaning and purpose of the invalid provision. If there are any lacunae, the shareholders shall agree upon a provision that would reasonably have been agreed upon in accordance with the meaning and purpose of the agreement if the parties had been aware of the matter at the time.   “In all other respects, the provisions of the Articles of Incorporation shall remain unchanged in terms of content; only the location of the provision shall shift as described above.

(ii)	The control agreement and the profit and loss transfer agreement

A control agreement and a profit and loss transfer agreement, each dated December 4, 2000, were concluded between the T-Mobile International AG existing in 2000 (formerly PVG Vierte Vermögensverwaltungs AG) and T-Mobile Deutschland GmbH (at that time DeTeMobil Deutsche Telekom MobilNet GmbH). The agreements were both entered in the commercial register of DeTeMobil Deutsche Telekom MobilNet GmbH on January 4, 2001.

As a result of the change in form of T-Mobile International AG (formerly PVG Vierte Vermögensverwaltungs AG) to an AG und Co. KG in 2003, the conversion of T-Mobile International AG & Co. KG into T-Mobile International AG pursuant to the provisions of the German Reorganization and Transformation Act in 2007, and the

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

subsequent merger of T-Mobile International AG (formerly 7. VV AG) into Deutsche Telekom AG (see Section II. 1.2 (e) (iii) above) in 2009, Deutsche Telekom AG became the universal legal successor of T-Mobile International AG. Accordingly, the control agreement and the profit and loss transfer agreement remain in place between Deutsche Telekom AG, as the controlling company, and T-Mobile Deutschland GmbH, as the dependent company.

Control agreement

The control agreement between Deutsche Telekom AG and T-Mobile Deutschland GmbH includes the following provisions:

·	Pursuant to § 1, T-Mobile Deutschland GmbH shall submit the management of its enterprise to Deutsche Telekom AG.

·
§ 2 stipulates that Deutsche Telekom AG has a right to issue instructions to the Managing Board of T-Mobile Deutschland GmbH. Deutsche Telekom AG’s Board of Management is entitled to issue any instructions that appear appropriate, to the Managing Board of T-Mobile Deutschland GmbH, represented by its chairman or, in his absence, by his deputy. The instructions shall be given in writing or by fax, or, if they are given verbally, confirmed immediately in writing or by fax.

§ 2 (2) clarifies that the right to issue instructions does not extend to amending, maintaining or terminating the control agreement.

·
Pursuant to § 3, Deutsche Telekom AG is obligated to absorb losses, i.e., it must offset any net loss for the year incurred by T-Mobile Deutschland GmbH during the term of the agreement, provided such loss is not absorbed by releasing amounts from free retained earnings – that is, other retained earnings within the meaning of § 272 (3) HGB and capital reserves arising from additional capital contributions by Deutsche Telekom AG pursuant to § 272 (3) No. 4 HGB – that were allocated to these reserves during the term of the agreement (para. 1).

§ 3 (2) declares the provisions of § 302 (3) AktG to be applicable such that it is essentially possible to waive or accord such a settlement claim three years after the termination of the control agreement is entered in the commercial register of T-Mobile Deutschland GmbH.

§ 3 (3) stipulates that the payment obligation arising from the settlement of accounts shall be due when the respective annual financial statements are approved.

·
§ 4 (1) stipulates that the approval of the shareholders’ meeting of T-Mobile International AG (as the legal predecessor of Deutsche Telekom AG) and the shareholders’ meeting of T-Mobile Deutschland GmbH (then known as DeTeMobil Deutsche Telekom MobilNet GmbH) are required for the control agreement to be effective. Both approvals were granted on December 7, 2000. According to § 4 (2), this agreement became effective upon entry in the commercial register of T-Mobile Deutschland GmbH (then known as DeTeMobil Deutsche Telekom MobilNet GmbH) on January 4, 2001.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
Pursuant to § 4 (3), the agreement was concluded, without prejudice to the right of termination for good cause, until the end of the fifth year following the year in which the agreement initially became effective. Upon expiry of this period, it is automatically extended by one year at a time, unless it is terminated before the beginning of the final year of the contract term giving six months written notice.

        The control agreement has not yet been terminated, nor are there plans to terminate it.

Profit and loss transfer agreement

The profit and loss transfer agreement contains the following regulations:

·
Pursuant to § 1 (1), T-Mobile Deutschland GmbH is obligated for the duration of the agreement to transfer its entire profit to Deutsche Telekom AG, whereby profit means the net income for the year arising before the profit transfer, reduced by any loss carryforward from the prior year.

Pursuant to § 1 (2), T-Mobile Deutschland GmbH may, subject to the approval of Deutsche Telekom AG, allocate amounts from its net income for the year to other retained earnings to the extent permissible under commercial law and economically justified according to prudent business judgment. Freely available accruals set up during the term of this agreement (other retained earnings within the meaning of § 272 (3) HGB and capital reserves from additional capital contributions by Deutsche Telekom AG within the meaning of § 272 (2) No. 4 HGB) shall be released at the request of Deutsche Telekom AG and used to offset any net loss for the year or transferred as profit. The transfer of amounts from the release of freely available accruals set up prior to this agreement within the meaning of sentence 2 is precluded.

·
Deutsche Telekom AG is also obligated to absorb any losses under the profit and loss transfer agreement; the pertinent provision in § 2 of the profit and loss transfer agreement is identical to the provision in § 3 of the control agreement described above.

·
Pursuant to § 3 ()1, the agreement became effective upon entry in the commercial register of T-Mobile Deutschland GmbH (then known as DeTeMobil Deutsche Telekom MobilNet GmbH) on January 4, 2001. The obligation to transfer profits began on January 1, 2001. § 3 (2) stipulates that the approval of the shareholders’ meetings of the contracting parties was required for the agreement to become effective. Both approvals were granted on December 7, 2000.

Finally, pursuant to § 3 (3), the profit and loss transfer agreement was concluded, without prejudice to the right of termination for good cause, until the end of the fifth year following the year in which the agreement initially became effective. Upon expiry of this period, it is automatically extended by one year at a time, unless it is terminated before the beginning of the final year of the contract term giving ten days’ notice.

The profit and loss transfer agreement has not yet been terminated, nor are there plans to terminate it.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(iii)	Significant intragroup agreements

There are a multitude of trade relationships between T-Mobile Deutschland GmbH and Deutsche Telekom AG and other Group companies. The following significant agreements in particular are in place:

A framework agreement is in place between T-Mobile Deutschland GmbH and Deutsche Telekom AG governing Deutsche Telekom AG’s access to the entire product range existing in the business area of T-Mobile Deutschland GmbH.

There is an interconnection agreement in place between T-Mobile Deutschland GmbH and Deutsche Telekom AG governing the interconnection between Deutsche Telekom AG’s public PSTN/ISDN telecommunications network and T-Mobile Deutschland GmbH’s public mobile communications network as well as the mutual provision of interconnection services by the contracting parties.

There is an agreement in place between T-Mobile Deutschland GmbH and T-Systems Enterprise Services GmbH concerning the provision and operation of production systems.

There is an agreement in place between T-Mobile Deutschland GmbH and Deutsche Telekom AG governing the provision and lease of carrier leased lines, which control the connection of T-Mobile Deutschland GmbH’s GSM base stations to T-HOME’s access points.

There is an agreement in place between T-Mobile Deutschland GmbH and Deutsche Telekom AG on Best Broadband with T-HOME, governing the technical and operational details of a broadband network solution to connect T-MOBILE sites.

On the basis of a brand license agreement, T-Mobile Deutschland GmbH uses brands that Deutsche Telekom AG holds centrally for the Deutsche Telekom Group.

(i)	Further plans relating to T-Mobile Deutschland GmbH

The strategic and economic importance of T-Mobile Deutschland GmbH for the Deutsche Telekom Group and the efficiency of T-Mobile Deutschland GmbH will increase substantially thanks to the merger with the newly defined T-HOME business area and the integrated market approach that this will open up.

Key figures (such as market shares) are expected to develop positively, in particular because the merger and the integrated market approach provide better opportunities for reaching customers who until now have only used mobile communications or the fixed network. This will open up additional revenue potential.

In order to create a T-Mobile Deutschland GmbH that integrates mobile communications and fixed network activities in Germany, changes will be made to the structural and functional organization, primarily in relation to control and management functions. The necessary negotiations for this will be carried out with the responsible employee representatives. The merger of mobile and fixed network activities in Germany does not include any integration-related workforce reduction measures.

However, the Deutsche Telekom Group still faces huge challenges in its home market. The commenced workforce restructuring will also have to be continued in the future. The activities necessary for implementing the savings program that had already been adopted are therefore continuing, irrespective of the merger of mobile communications and fixed network activities in Germany. Technological changes, such as the conversion to all-IP networks, continued regulation, and competition and price pressure will make further staff restructuring measures necessary. However, there are no specific plans at present.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

There are no plans to sell T-Mobile Deutschland GmbH or parts of its business. Nor is investment in T-Mobile Deutschland GmbH by another or several other shareholders in addition to Deutsche Telekom AG under consideration.

2.	SPIN-OFF ASSETS AND LIABILITIES

2.1	Overview

The subject matter of the spin-off is the T-HOME business area of Deutsche Telekom AG as defined more precisely in the spin-off agreement, i.e., the newly defined T-HOME business area, including all assets and liabilities of the “Business Customers” business unit (“DT GK“) that were transferred to Deutsche Telekom AG as part of the merger of T-Systems Business Services GmbH, Bonn.

In the T-HOME business area, some 14,500 employees work at 241 locations at the level of Deutsche Telekom AG. Of these employees, almost 9,000 are non-civil servants and some 5,500 work for Deutsche Telekom AG under a civil-service employment relationship.

As of July 1, 2009, Deutsche Telekom AG began to change its internal organizational structure (see Section II. 1.1 (c) (iii) above). Under the spin-off agreement, according to Sections 3 and 4 thereof, those parts of the assets and liabilities of Deutsche Telekom AG which, after the new organizational structure has been implemented in full, will form the newly defined T-HOME business area, are to be transferred to T-Mobile Deutschland GmbH in a spin-off by acquisition.

The aim of the new organizational structure is to redefine the T-HOME business area in light of the new segmentation (see Section II. 1.1 (c) (iii) above), to focus on fixed network telephony and broadband services as well as line-based Internet and entertainment offers on the German market for consumers and business customers and for carriers. Individual units performing tasks beyond this remit or operating internationally for Deutsche Telekom AG were, or – if the targeted new organizational structure has not yet been finalized – will be, separated out from the T-HOME business area by December 31, 2009 and therefore do not belong to the spin-off assets and liabilities according to the spin-off agreement.

The spin-off assets and liabilities are described in more detail below. First, Section 2.2 presents the structure of the section of Deutsche Telekom’s assets and liabilities to be transferred under the spin-off agreement. Then, Section 2.3 describes the current management structure of the T-HOME business area. Following this, Section 2.4 provides details of the spin-off assets and liabilities, in particular the organizational areas/units of the T-HOME business area and the equity investments to be transferred under the spin-off agreement, the fixed network including the network periphery as well as other assets to be transferred under the spin-off agreement. Section 2.5 presents the cross-area service relationships of the T-HOME business area. The main aspects for the delimitation of the newly defined T-HOME business area, i.e., for the structure of the T-HOME business area as it is to be transferred to T-Mobile Deutschland GmbH under the spin-off agreement, are explained in Section 2.6. Finally, Section 2.7 describes the economic significance of the spin-off assets and liabilities for Deutsche Telekom AG by presenting and explaining key financial figures.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

2.2	The structure of the assets and liabilities to be transferred

Before the spin-off, the T-HOME business area is to be redefined, as discussed above under Section II. 2.1. This redefinition will remove any units that perform Group-wide or international tasks for Deutsche Telekom AG from the T-HOME business area. The units that have been or are to be removed from the T-HOME business area are to remain part of Deutsche Telekom AG. Accordingly, the subject matter of the spin-off is the newly defined T-HOME business area.

In order to create the newly defined T-HOME business area, Deutsche Telekom AG began to change its internal organizational structure as of July 1, 2009 (see Section II. 1.1 (c) (iii) above). However, these changes are not yet complete. In order to describe the T-HOME business area as it is to be spun off, the spin-off agreement therefore refers to the organizational structure of Deutsche Telekom AG and the T-HOME business area as of July 1, 2009. The spin-off agreement names those “areas” and “units” that belonged to the T-HOME business area as of July 1, 2009 that are to be transferred, and where necessary for the delimitation, names those units that did belong to the T-HOME business area as of July 1, 2009 but are not part of the spin-off assets and liabilities under the spin-off agreement, and are therefore to be removed from the T-HOME business area prior to the spin-off. Accordingly, the spin-off assets and liabilities include largely all those assets belonging to

(a)	the areas subordinated under the Chairman of the T-HOME Divisional Board of Management (unless expressly stated otherwise below, including all their organizational sub-units):

·
“Marketing” (“M”), excluding however the “Event Marketing” (“M 43”) and “Trade Fair Management” (“M 44”) units of the “Market Communication” department (“M 4”), which will both remain at Deutsche Telekom AG, and excluding the “International Business” (“BIN” or “ICSS”) and “International Product Management” (“PM 1”) units, i.e., excluding the international wholesale activities of the “Wholesale Center” (“Z W”), which will also remain at Deutsche Telekom AG;

·	“Sales” (“V”);

·
“Technology” (“T”) including the German fixed network, excluding however “Telekom Global Network” (“TGN”) with the “Frankfurt International Network Management Center” (“INMC”), which will also remain at Deutsche Telekom AG;

·	“Technical Customer Service” (“TK”);

·	“Customer Service” (“KS”);

·
“Market and Quality Management” (“MQM“), excluding however the “Product and Quality Management” unit (“MQM 41”) and the management of the “Terminal Equipment” department (“MQM 4”), which will both remain at Deutsche Telekom AG;

·
“Information Technology” (“IT”), excluding however the “International” sub-unit (“IT 3”), which will remain at Deutsche Telekom AG, and excluding the following sub-units of the “Information Technology Center” (“Z IT”), which with one reverse exception will also remain at Deutsche Telekom AG; the “Enterprise Middleware Management” sub-unit (“Z IT 752”), the “IT Solutions, Finance & Controlling” department (“Z IT 4”) with the reverse exception that the part of the “Master Data Base and SOX” sub-unit (“Z IT 437“) that deals with the definition of SOX requirements for all national IT applications will be

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
transferred to T-Mobile Deutschland GmbH, the part of the “Business Support and Reporting” sub-unit (“Z IT 22”) that deals with committee management for complex IT projects, the positions of those employees in the “IT Infrastructure” department (“Z IT 5”), who as of June 30, 2009 already perform tasks for Deutsche Telekom AG relating to license management, standardization of IT infrastructure, and contract management with IT service providers, as well as the part of the “IT Projects” sub unit (“Z IT 01”) responsible for the overall management of Group IT projects in the ERP environment;

·
“Finance and Controlling” (“FC”), excluding however the “International Business” (“IB”), “Controlling Global Network” (“CT 34”), and “Accounting & Financial Statements, T-Home” (“BA”) departments, which will remain at Deutsche Telekom AG, and excluding the “Investment Controlling/Capital Market Communication” sub-unit (“CBW 3”), with the reverse exception that the part that deals with national investment controlling will be transferred to T-Mobile Deutschland GmbH, whereas the remaining part will remain at Deutsche Telekom AG;

·	“Human Resources” (“HR”).

(b)
the “Business Customers” business unit (“DT GK”), which was transferred to Deutsche Telekom AG upon entry in the commercial register of Deutsche Telekom AG on April 1, 2009 of the merger of T-Systems Business Services GmbH, Bonn, into Deutsche Telekom AG and

(c)	the “Board of Management support” (“VBV support office”) and “T-Home Strategy” (“VBV1”) organizational units, which are directly under the Chairman of the T-HOME Divisional Board of Management.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The following chart shows the organizational structure of the newly defined T-HOME business area:

VD
Vorsitzender Bereichsvorstand
M
Marketing
V
Vertrieb
T
Technik
TK
Technischer Kundendienst
KS
Kundenservice
MQM
Markt- und Qualitätsmgmt.
IT
Informations-technik
FC
Finanzen und Controlling
HR1
Human Resources
Stab VBV
Vorstands-support
VBV 1
Strategie T-Home
DT GK
DT Geschäfts-kunden
M1
Marketingstrategie und -planung
M2
Customer Relationship Mgmt.
M3
Segment-marketing
M4
Markt-kommunikation
M5
Marketing Operations
M6
Sportmarketing
M7
New Services
Z MD
Zentrum Mehrwertdienste
ZW
Zentrum Wholesale
Stab T
Stab BV Technik
T1
Geschäfts-steuerung Technik
T2
Geschäftsent-wicklung Technik
T3
Supply Chain Management Informationspolitik Technik
T4
Festnetzstruktur
T5
Technisches Anforderungs-management
Stab TK
Stab BV Techn. Kundendienst
Stab KS
Stab BV Kundenservice
MQM1
Channelmgmt. Deutschland
MQM2
Qualitäts-management
MQM3
Prozess-management
MQM4
Endgeräte
MQM5
Transformation Office
MQM6
Data Security
IT1
IT-Strategie/ -Portfolio und Qualität
IT2
Unternehmens-IT-Architektur
Z IT
Zentrum Informations-technik
IT4
Data & IT Security
CBW
Controlling & Betriebswirtschaft
CT
Controlling Technik
CMV
Controlling Market./Vertrieb/ Innovation
PR
Divisional Procurement BBFN (= Einkauf)
ReM
Revenue Management
COE
Compliance Office T-Com
HR1
HR Projects & Support
HR2
HR Controlling
HR3
Organization Development
HR4
Business Partner
HR5
Human Resources Management
HR6
Human Resources Development
HR7
Führungskräfte-management

At the level of Deutsche Telekom AG, the newly defined T-HOME business area largely comprises the following German business areas:

·
Fixed network telephony and broadband services as well as line-based Internet and entertainment offers (multimedia services such as television and TV online video stores) for consumers and small business customers (excluding corporate customers assigned to T-Systems Enterprise GmbH) and for some 160,000 (mostly medium-sized) business customers;

·	Business with national network operators and resellers (wholesale including resale);

·	Network-based wholesale telecommunications services for other operating segments of the Deutsche Telekom Group;

·	Value-added services (in particular public telecommunications, directory inquiry, data editing, value-added solutions, such as service numbers, conference calls and out-of-home media).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Under the organizational structure in place as of July 1 2009, the newly defined T-HOME business area does not include the "Products & Innovation” unit (“P&I”) with the “Product House” sub-area, including its equity investments, which will therefore not be transferred. Also remaining at Deutsche Telekom AG are the remaining units belonging to the “Group Headquarters & Shared Services” segment as of July 1, 2009, including their shareholdings, as well as, in addition to the investment in T-Mobile Deutschland GmbH, the shareholdings belonging to the “USA,” “Europe,” “Southern and Eastern Europe” and “Systems Solutions” segments as well as various support offices including the “Regulation” unit (“VBV2”).

In addition to the “Products and Innovation” unit with the “Product House” sub-area, the spin-off assets and liabilities do not include, in particular:

·	Brands, design models, patents and utility models;

·	Land, buildings and hereditary building rights;

·	The investment in T-Mobile Deutschland GmbH held by Deutsche Telekom AG;

·
The agreements on a collateral promise for obligations arising from the company pension scheme and partial retirement scheme that Deutsche Telekom AG concluded with Deutsche Telekom Netzproduktion GmbH, Bonn, on June 21, 2007, with Deutsche Telekom Kundenservice GmbH, Bonn, on June 22, 2007 and with Deutsche Telekom Technischer Service GmbH, Bonn, likewise on June 22, 2007, and the obligations and rights arising from these collateral promises, as well as agreements on the contractual undertaking to perform the obligation of another party that Deutsche Telekom AG concluded with the three named companies in connection with the collateral promises, each with all of the rights and duties resulting from of these agreements;

·	The control agreement in place between Deutsche Telekom AG and T-Mobile Deutschland GmbH dated December 4, 2000, including all the rights and duties arising from this agreement;

·	The profit and loss transfer agreement in place between Deutsche Telekom AG and T-Mobile Deutschland GmbH dated December 4, 2000, including all the rights and duties arising from this agreement.

Excluded only in the legal sense from the assets and liabilities transferred to T-Mobile Deutschland GmbH effective from the spin-off, are the liabilities of Deutsche Telekom AG from a series of agreements to which the contract numbers listed in Annex 3.1 (e) of the spin-off agreement are assigned in the Integrated Treasury System (ITS). These liabilities are in fact to remain with Deutsche Telekom as debtor in relation to the respective external creditors. However, in an economic sense, these liabilities belong to the spin-off assets and liabilities. To this end, under Section 3.7 (g) of the spin-off agreement, T-Mobile Deutschland GmbH undertakes to settle these liabilities within its internal relationship to Deutsche Telekom AG.

2.3	Current management structure of the T-HOME business area

The T-HOME business area is managed by the so-called T-HOME Board of Management. At the making of the spin-off agreement, the T-HOME Board of Management consisted of, and currently consists of, nine members, as follows:

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

       Niek Jan van Damme, Chairman

       Dr. Christian P. Illek, responsible for “Marketing” (“M”)

       Thomas Berlemann, responsible for “Sales” (“V”) and “Customer Service” (“KS”)

       Dr. Bruno Jacobfeuerborn, responsible for “Technology” (“T”)

       Friedrich Fuss, responsible for “Technical Customer Service” (“TK”)

       Thomas Dannenfeldt, responsible for “Market and Quality Management” (“MQM”)

       Christoph Ganswindt, responsible for “Information Technology” (“IT”)

       Dr. Ralph Rentschler, responsible for “Finance and Controlling” (“FC”)

       Dietmar Welslau, responsible for “Human Resources” (“HR”)

Subject to a decision of the Supervisory Board of T-Mobile Deutschland GmbH, it is planned to appoint the chairman of the T-HOME Board of Management, Deutsche Telekom AG Board of Management member Mr. Niek Jan van Damme as the chairman of the management of T-Mobile Deutschland GmbH effective October 1, 2009. He is expected to play a double role, assuming the management of the new “Germany” segment within Deutsche Telekom AG, as well as the T-HOME business area within T-Mobile Deutschland GmbH.

2.4	The assets to be spun off in detail

(a)	Details on the areas/units to be transferred

The individual areas/units of the newly defined T-HOME business area are described below:

Marketing

Apart from those units that are to remain in Deutsche Telekom AG, the “Marketing” (“M”) unit is subdivided into the following units with the duties described below, and had about 472 employees at June 30, 2009.

The “Marketing Strategy and Planning” unit deals primarily with developing and implementing marketing strategy, designing pricing and terms strategy, planning inventory, and monitoring revenue and sales and their development.

The “Customer Relationship Management” unit deals primarily with designing broad strategies, concepts, fundamental regulations, and permissible actions for existing customer management, providing regulations for analysis and evaluation of customer data, and taking responsibility for the campaign process for customer development (cross-selling and up-selling).

The “Segment Marketing” unit deals primarily with identifying marketing potential in specific target groups, deriving actions along the 4Ps based on detailed knowledge of target group requirements, and managing their implementation.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The “Market Communication” unit deals primarily with developing market communication strategies, planning communication actions, managing their implementation, and analyzing success.

The “Marketing Operations” unit deals primarily with consolidating and regularly updating the input for the annual marketing plan, and planning and managing actions along the marketing mix based on detailed knowledge of the requirements specific to target groups.

The “Sport Marketing” department deals primarily with continuing to develop the sponsoring strategy as part of brand and communication strategy while considering sales aspects, and planning marketing concepts for the “Sports target market” and/or for the target group of aficionados of/sympathizers with sponsorships/sports cooperation partners.

The “New Services” unit deals primarily with taking responsibility for identifying, evaluating, and implementing new business models outside of our core business.

The “Value-Added Services Center” deals primarily with supporting the business areas of “Public Telecommunications,” “Directory Services,” “Value-Added Services,” and “Out-of-Home Media”, developing marketing and sales concepts for them, and transferring these concepts into operational measures.

The “Wholesale Center” deals primarily with supporting regulated network infrastructure products, other products, and complete package offers for national carriers and other units of the Deutsche Telekom Group.

Sales

The “Sales” area is responsible for the Deutsche Telekom Group’s distribution channels in the German consumer and Very Small Enterprises business.

Technology

The “Technology” (“T”) unit, excluding the Telekom Global Network that is remaining at Deutsche Telekom AG, is subdivided into the following units with the duties described below. At June 30, 2009, this unit had about 170 employees.

The “Technology Support Office” primarily has the task of supporting the T-HOME Board of Management in developing options for decisions.

The “Technology Business Management” unit is primarily responsible for utilizing the investment, personnel, and physical resource budget for technology infrastructure.

The “Technology Business Development” unit is primarily responsible for the portfolio of technology infrastructure wholesale services  and the design of requirements for enhancement of the technologies and platforms (including network management systems) of the technical infrastructure.

The “Technology Supply Chain Management Information Policy ” unit is primarily responsible for the management of key and special projects as well as external and internal information services.

The “Fixed-Network Structure” unit is primarily responsible for the functional technology strategy as well as its implementation and the management of key and special technology projects.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The “Technical Requirements Management” unit is primarily responsible for all internal and partner-related technology-oriented business engineering, designing requested products, and managing the wholesale portfolio.

Technical Customer Service

The “Technical Customer Service” unit has a “Technical Customer Service Support Office.” This support office primarily has the task of supporting the T-HOME Board of Management in developing options for decisions. At June 30, 2009, it had about 4 employees.

Customer Service

The “Customer Service” unit is responsible for ensuring excellent customer care along with adequate and success-oriented marketing based on the business and marketing strategy and planning, and the resulting goals. The unit has a “Customer Service Support Office.” This support office primarily has the task of supporting the T-HOME Board of Management in developing options for decisions.

Market and Quality Management

Apart from those units that are to remain in Deutsche Telekom AG, the “Marketing and Quality Management” (“MQM”) unit is subdivided into the following six sub-areas with the duties described below. At June 30, 2009, this unit had about 521 employees.

The “Channel Management Germany” sub-area deals primarily with designing the sales and service channel strategy as well as planning and managing the distribution derived from it.

The “Quality Management” sub-area deals primarily with the responsibility for and monitoring of timely making of formalized service level agreements.

The “Process Management” sub-area deals primarily with designing and optimizing the C2C processes as well as the management processes for the launching products, rates, and services.

The “Terminal Equipment” sub-area is primarily responsible for target-group and product-group oriented product management for terminal equipment.

The “Transformation Office” sub-area deals primarily with running programs to increase efficiency and contributing to support office activities.

The “Data Security” sub-area deals primarily with monitoring compliance with all security concerns for the data used at T-HOME (including the subsidiaries as well as partners and service providers).

Information Technology

Apart from those units that are to remain in Deutsche Telekom AG, the “Information Technology” (“IT”) unit comprises the units described below with the duties described below. At June 30, 2009, this unit had about 1,958 employees.

The “IT Strategy, Portfolio, and Quality” unit is primarily responsible for the IT strategy and the conceptual design of a homogeneous and efficient T-Home IT landscape.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The “Enterprise IT Architecture” unit is primarily responsible for the conceptual design and optimum integration of the IT systems across platforms, connections, and data objects.

The “Data & IT Security” unit is primarily responsible for the management of and compliance with all classified material control, data privacy, and security requirements of the IT systems and network infrastructure at T-HOME.

The “Information Technology Center” is primarily responsible for the Broadband/Fixed Network business area’s IT business with internal customers.

Finance and Controlling

Apart from those units that are to remain in Deutsche Telekom AG, the “Finance and Controlling” (“FC”) unit comprises the units and units described below with the duties described below. At June 30, 2009, this unit had about 542 employees.

The “Finance and Controlling” (“FC”) unit is primarily responsible for traditional unit controlling through the three units “Controlling and Business Administration,” “Technology Controlling,” and “Marketing/Sales/Innovation Controlling.”

The “Divisional Procurement” unit is primarily responsible for procurement of all physical resources necessary for production and for resale in trade, for the logistics system, and commodities responsibility.

The “Revenue Management” unit is primarily responsible for managing the payment flows at the financial interface to customers.

The “T-Com Compliance Office” unit is primarily responsible for implementing the Group-wide compliance strategy and for managing T-HOME’s compliance risks.

Human Resources

The “Human Resources” (HR) unit comprises the departments “Human Resources Projects & Support,” “Human Resources Controlling,” “Organization Development,” “Business Partners,” “Human Resources Management,” “Human Resources Development” and “Executive Management.” At June 30, 2009, this unit had about 124 employees.

Business Customers

The “Business Customers” business unit is primarily responsible for supporting integrated sales-side business customers. This is the unit which was transferred in the course of the merger by absorption of T-Systems Business Services GmbH into Deutsche Telekom AG as the universal successor of T-Systems Business Services GmbH according to the regulations of the German Reorganization and Transformation Act (Umwandlungsgesetz--UmwG). At June 30, 2009, the “Business Customers” business unit had about 6,038 employees.

Board Member Support

The “Board Member Support” (“VBV Support Office”) unit primarily deals with supporting the chairman of the T-HOME Board of Management in managing the T-HOME business area and the chairman’s own board department and in carrying out his supervisory and board position duties. At June 30, 2009, this unit had about 4 employees.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Strategy

The “T-Home Strategy” (“VBV1”) unit is primarily responsible for the overall strategy for positioning and further developing the T-HOME strategic business area, and for “Sales & Service Germany.” At June 30, 2009, this unit had about 31 employees.

(b)	Details on the direct subsidiaries and associates to be transferred

The Spin-off Assets and Liabilities include the following subsidiaries and associates that are to be transferred from Deutsche Telekom AG to T-Mobile Deutschland GmbH according to the spin-off agreement (with control agreements, profit-and-loss transfer agreements, and control and profit-and-loss agreements existing between Deutsche Telekom AG and these companies not being part of the Spin-off Assets and Liabilities ):

ActiveBilling Beteiligungs-GmbH

ActiveBilling Beteiligungs-GmbH, with registered offices in Bonn, is listed in the Commercial Register of the Bonn Local Court under HRB 13283. The purpose of the company is investment as the managing general partner of general partnerships, particularly investment as the general partner of ActiveBilling GmbH & Co. KG with registered offices in Bonn. Deutsche Telekom AG directly holds 100% of the shares in this company.

ActiveBilling GmbH & Co. KG

ActiveBilling GmbH & Co. KG, with registered offices in Bonn, is listed in the Commercial Register of the Bonn Local Court under HRA 6326. This company has more than 1,100 employees and develops, operates, and markets customer-specific and industry-specific solutions in the area of settlement of accounts, the editing and presentation of documents in this area, and in the area of receivables management, accounts receivable and accounts payable accounting, creditworthiness checking, and collection of receivables for third parties in Germany and abroad. Deutsche Telekom AG directly holds 100 % of the shares in this company.

Bremen Online Services Entwicklungs- und Betriebsgesellschaft mbH & Co. KG

Bremen Online Services Entwicklungs- und Betriebsgesellschaft mbH & Co. KG, with registered offices in Bremen, is listed in the Commercial Register of the Bremen Local Court under HRA 22041 HB. This company develops and implements electronic government solutions for German federal, state, and local governments based on modern electronic signature and encryption technologies, integrating electronic payment systems. Deutsche Telekom AG directly holds 15 % of the shares in this company.

congstar GmbH

congstar GmbH, with registered offices in Cologne, is listed in the Commercial Register of the Cologne Local Court under HRB 62160. This company provides and markets online/Internet services, telecommunications services (including mobile communications), and services of all kinds in connection with or using online/Internet and telecommunications services. Deutsche Telekom AG directly holds 100 % of the shares in this company.

CTDI Nethouse Services GmbH

CTDI Nethouse Services GmbH, with registered offices in Malsch, is listed in the Commercial Register of the Mannheim Local Court under HRB 362406. This company has more than 500 employees and is the largest independent repairer of network infrastructure in Europe. It offers companies in the telecommunications industry comprehensive service from a single source. Deutsche Telekom AG directly holds 49 % of the shares in this company.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Deutsche Telekom Kundenservice GmbH

Deutsche Telekom Kundenservice GmbH, with registered offices in Bonn, is listed in the Commercial Register of the Bonn Local Court under HRB 14178. This company has more than 14,000 employees and provides services for consumers and business customers of the Deutsche Telekom Group in Germany, carries out sales campaigns, and provides sales services for the Deutsche Telekom Group. Deutsche Telekom AG directly holds 100 % of the shares in this company.

Deutsche Telekom Netzproduktion GmbH

Deutsche Telekom Netzproduktion GmbH, with registered offices in Bonn, is listed in the Commercial Register of the Bonn Local Court under HRB 14190. This company has more than 19,000 employees and constructs and operates facilities and systems of the technical infrastructure in Germany close the respective object on behalf of Deutsche Telekom AG. Deutsche Telekom AG directly holds 100 % of the shares in this company.

Deutsche Telekom Technischer Service GmbH

Deutsche Telekom Technischer Service GmbH, with registered offices in Bonn, is listed in the Commercial Register of the Bonn Local Court under HRB 14189. Deutsche Telekom Technischer Service GmbH employs more than 21,000 employees to provide technical services to customers of Deutsche Telekom AG in Germany on behalf of Deutsche Telekom AG. These services comprise all activities for the installation, operation, and fault clearing of lines, information technology, and telecommunications facilities. Deutsche Telekom AG directly holds 100 % of the shares in this company.

Deutsche Telekom Value Added Services Austria GmbH

Deutsche Telekom Value Added Services Austria GmbH, with registered offices in Vienna, is listed in the Vienna Company Register under FN 189721 b. This company develops network-based value-added solutions for companies, from simple service numbers and contact routing solutions through to global call center services and payment services. Deutsche Telekom AG directly holds 100 % of the shares in this company.

Elektrocycling Anlagen GmbH

Electrocycling Anlagen GmbH, with registered offices in Goslar, is listed in the Commercial Register of the Braunschweig Local Court under HRB 110349. This company acquires real estate, erects buildings, and equips them with the systems and facilities required for the treatment, recovery, and disposal of telecommunications devices and components and technically related products that have been removed from use, for provision to Electrocycling GmbH. Deutsche Telekom AG directly holds 25 % of the shares in this company.

Electrocycling GmbH

Electrocycling GmbH, with registered offices in Goslar, is listed in the Commercial Register of the Braunschweig Local Court under HRB 110350. This company takes on the treatment, recovery, and disposal of telecommunications devices and components and technically related products that have been removed from use, using the systems provided by Electrocycling Anlagen GmbH. Deutsche Telekom AG directly holds 25.5 % of the shares in this company.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Telekom Shop Vertriebsgesellschaft mbH

Telekom Shop Vertriebsgesellschaft GmbH, with registered offices in Bonn, is listed in the Commercial Register of the Bonn Local Court under HRB 12899. With more than 4,600 employees, this company is the store-based sales channel of the Deutsche Telekom Group. It sells fixed-network and mobile communications products and provides services to customers. Deutsche Telekom AG directly holds 100 % of the shares in this company.

(c)	Details on the fixed network

In addition, the spin-off is intended to transfer Deutsche Telekom AG’s entire fixed network in German territory to T-Mobile Deutschland GmbH. The fixed network represents the essential component of the existing non-current assets of the newly defined T-HOME business area.

Not only today, but also in the future, the T-HOME fixed network represents the backbone of all of Deutsche Telekom AG’s business models. This applies not only to triple-play offers such as T-HOME Entertain that are based on a broadband fixed network with high transmission rates,  but also to services in the area of mobile communications. A high-performance fixed network represents the essential foundation for mobile communications services with broadband quality.

Basic structure of the T-HOME networks

The various service platforms represent the logical networks. They make use of the transmission capacities of the backbone network. The customers’ telecommunications lines are connected to the access network.

Deutsche Telekom AG’s fixed network in Germany is one of the most modern telecommunications networks in the world. This infrastructure in Germany connects 5,200 local networks with more than 7,900 subscriber line areas, 19.5 million analog telephone lines, 8.3 million ISDN basic rate access lines, and 13.4 million T-DSL lines, and 8.3 million unbundled local loop lines (ULLs).

T-HOME’s fixed network in Germany consists of 1.5 million kilometers of copper cable and more than 242,000 kilometers of fiber optic cable. The customers’ lines are bundled in the local networks into 332,000 cable distribution boxes. Customers use the fixed network for telephony for about 176 billion minutes each year. The network infrastructure transports a data volume of more than 2,189 petabytes annually in connection with Internet communications. The IP traffic volume is to continue to increase tremendously (annual increase in volume of about 50%).

The access network level

The access network is strategically the most important asset of the newly defined T-HOME business area. Customers are connected at this network level, i.e., the access network is the connection between customer terminal equipment and the rest of the fixed network. The vast majority of T-HOME’s 36 million lines are based on copper; only about 50,000 are optical fiber.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The access network begins at the customer’s premises and ends at the first central office. This is generally the closest location of a local exchange. That is the point where telecommunications traffic, i.e., the voice and data information, is handed over to the level of the logical networks – for instance, into the telephone network or the IP network – or in case of special applications (e.g., leased lines), directly to the backbone.

The access network is a telecommunications infrastructure with considerable dimensions. For instance, the total length of copper pairs in the access network amounts to about 125 million kilometers. The total length of the underground cable ducts is well over 400,000 kilometers.

Aggregation network level

The telecommunication traffic from all customers is bundled using the aggregation platform. This data is fed to the IP platform in bundled form. A differentiation is made between two aggregation variants:

ATM aggregation:

ATM aggregation serves to connect traditional T-HOME DSL lines to the IP platform. The ATM nodes of ATM aggregation are linked together using lines from the SDH transport network. The SDH lines use either directly existing fiber optic cables or – if the necessary fiber optic cable capacity is not available – Wavelength Division Multiplexing (WDM - virtual multiplication of the number of optical fibers).

Ethernet aggregation:

Ethernet aggregation serves to connect the new T-HOME Entertain DSL lines to the IP platform, since Ethernet is more suitable for the high traffic volumes than aggregation based on ATM. The Ethernet nodes can likewise be connected using SDH lines. However, it is also possible to link them together directly using WDM systems or optical fiber. In the medium term, ATM aggregation will be completely replaced with gigabit ethernet aggregation. The migration plan is defined in the Next Generation Factory (NGF) program.

The primary difference between a traditional telephone network and a modern telecommunications network consist of the fact that voice is transmitted using circuit switched connections. In the new network, voice is transmitted using packet switching – Voice over Internet Protocol (VoIP).  he network for analog and digital (ISDN) telephone services is subdivided into several levels: In the public networks, the switching equipment is structured hierarchically. The lowest level of the hierarchy in long-distance networks is the local exchange (LE). They manage the activated customer lines. Switching equipment often has gateway functions (VE:N) in order to forward calls from the company’s own network to the networks of other national or international telephone companies. The switching equipment consists of the periphery – these are line termination boards for terminal equipment and trunk lines to other switching equipment – the patch panel, and the control (e.g., a coordination processor). Deutsche Telekom AG operates 1782 switching equipment systems at 1507 locations.

Backbone network level

T-HOME’s backbone network is a telecommunications infrastructure with a high transmission capacity of up to 40 gigabits per second (Gbit/s). This network consists almost completely of fiber optic cables. State-of-the-art Wavelength Division Multiplex (WDM) network technology ensures optimum utilization of the fiber optic cables. Reliable digital transmission of the signals through the optical lines is ensured by Synchronous Digital Hierarchy technology (SDH). The network nodes in the backbone – the computers that manage the telecommunications traffic – are completely intermeshed, i.e., interlinked via various lines. On the one hand, this guarantees flexible use of various transmission bandwidths in the network, because network capacity can be bundled depending on demand. On the other hand, this guarantees a high degree of availability, as telecommunications traffic can be rerouted using other connections in the transport network in case of a fault.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Ownership structure, line rights and rights of way

Lines (including cable distribution boxes):

The telecommunications lines are generally secured by rights of way. A difference must be made regarding these rights of way depending on whether public or private areas are used. In case of public ways, the German federal government generally holds the rights of use by telecommunications lines. It transfers these rights to the operators of public telecommunications networks according to the requirements of § 69 Telekommunicationsgesetz (TKG—German Telecommunications Act). However, these principles do not apply to Deutsche Telekom AG, since DT AG received these rights of way already prior to creation of this legal norm in 2004 through a corresponding license. This licensing process no longer exists. However, the rights of way transferred with the license remain in force pursuant to § 150 (3) TKG. When private areas are used, a differentiation must be made as to whether the use is for connecting to a building located on the property or only for pass-through transmission. The first case is governed by the property utilization agreement (formerly the property owner declaration). In the second case, a shared use agreement under the law of obligations exists, and/or a restricted easement for the benefit of Deutsche Telekom AG has been granted.

Main distribution frame (MDF):

The almost 8,000 main distribution frames (MDF) are housed in buildings in which the MDF technology including cabling is located. In most cases, the layout of the building is governed by its use as an MDF. In some cases, there are also other buildings or parts of buildings that do not serve the individual MDF located on the grounds. The properties used for MDFs (including the buildings) are owned by Deutsche Telekom AG for the most part. In some cases, Deutsche Telekom AG holds a hereditary building right. The technical facilities serving the MDFs are virtual components to the extent that they are not to be classified as material components of the various plots of land or buildings. Insofar as they are owned by Deutsche Telekom AG or Deutsche Telekom AG is the leaseholder, then the land or building is leased by Deutsche Telekom AG to GMG Generalmietgesellschaft mbH, Bonn, and leased back from this company. In about 650 cases, the properties (generally including the buildings erected on them) have been sold by Deutsche Telekom AG to third parties and leased back, or leased from the beginning; in these cases, GMG functions as a commercial intermediary lessor. In some of these cases, restricted easements (about 140) for the benefit of Deutsche Telekom AG have also been granted for use of the MDF.

(d)	Details on the network periphery

Along with the fixed network, the network periphery is among the material assets of the newly defined T-HOME business area which is to be transferred to T-Mobile Deutschland GmbH. The network periphery consists of:

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	Terminal equipment and in-house networks (to the extent owned by Deutsche Telekom AG)

·	Testing and reference systems belonging to the “Technical Engineering Center”

·	Fixed assets of the “Value-Added Services Center”.

Terminal equipment and in-house networks

Deutsche Telekom AG is partially the owner of terminal equipment and in-house networks in the real estate/residential units of its customers.

Testing and reference systems belonging to the Technical Engineering Center

The testing and reference systems make it possible to use the significant network elements and technology platforms of the broadband network for system maintenance following a technology launch in the operational network for systematic error correction/validation (also in relation to manufacturers). These test and reference systems used by the Technical Engineering Center are not a component of the fixed network, but they are part of the network periphery. The testing and reference systems are hardware systems (network elements, servers, routers, cable systems, etc.) and software (for control and operation of systems and platforms), which map future products and developments for tests and validations. In addition, extensive and highly complex testing and inspection equipment and a simulation of the copper cable network (cable testing system) are components of these assets, as is a backbone to connect the individual laboratory sites. The intangible assets assigned to the Technical Engineering Center primarily consist of architecture concepts (system architectures) and technical descriptions for the innovative implementation of product and platform developments for the broadband fixed network, particularly when an entrepreneurial decision for implementation has already been made.

Non-current assets of the Value-Added Services Center

The Value-Added Services Center is responsible for the business areas of public telecommunications (performance of the basic service mandate for nation-wide provision of public telephones), directory inquiry service (domestic and international directory inquiry services (11833/11834), domestic directory inquiry service in the Turkish (11836) and English (11837) languages), data editing (subscriber data services for the entire national ICT market, as well as data access for selected international customers), value-added solutions (service numbers and managed services for consumers and business customers) e.g., national and international value-added voice services, including value-added solutions for T-Systems Enterprise Services GmbH customers.

In addition, the Value-Added Services Center is responsible for out-of-home media (acquisition and management of outdoor advertising space and in-store systems), ident services (new business in the Directory Services business area – data editing and directory inquiry services). The Value-Added Services Center provides operations management services to the Products & Innovation business area and supports its business processes in connection with payment & cards.

The non-current assets assigned to the Value-Added Services Center include in particular software for providing value-added services, architecture and solution documents, hardware used to a minor extent for operations (such as the telephony platforms for directory inquiry services), public coin and card telephones (terminal equipment and housings), as well as advertising media and advertising rights (out-of-home media).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The value-added services use the infrastructure of the fixed network to a great extent. For instance, the public telecommunications service is implemented in Deutsche Telekom AG’s fixed network, but the directory inquiry service or the service numbers also require the “Intelligent Network” (“IN”) platform, which is part of Deutsche Telekom AG’s fixed network.

(e)	Details on customer relationships

A significant part of the assets to be spun off are the customer relationships of the newly defined T-HOME business area, particularly its legal position arising from its contractual relationships with customers.

At the end of 2008, the T-HOME business area provided approximately 28 million fixed-network lines for consumers and business customers (of which, about 26 million for consumers) and about 13 million broadband lines for consumers. In addition, about 400,000 Entertain agreements had been signed. The 160,000 business customers have been classified as small, medium, and large enterprises.

In the Wholesale area, the T-HOME business area had provided about 8.3 million unbundled local loop lines, 200,000 IP bitstream lines without fixed-network line, and 100,000 line-sharing connections at the end of 2008. Additionally, there are about 2.5 million bundled lines (e.g., Resale/IP-BSA) combined with a fixed-network line from Deutsche Telekom AG. The Wholesale area provides these lines and additional wholesale products and services under 600 customer contracts.

(f)	Other contractual relationships and legal relationships

In addition to the customer relationships, additional contractual relationships and legal relationships are to be allocated to the newly defined T-HOME business area, which are to be transferred to T-Mobile Deutschland GmbH. These include purchase agreements (about 7,000 master agreements/contracts, plus a large number of individual agreements).

(g)	Details on liabilities to be transferred

The assets to be spun off include the liabilities arising from various loan agreements with Deutsche Telekom International Finance B.V., with registered offices in Amsterdam, the Netherlands. Allocating these liabilities to the assets to be spun off allows to accurately take into account the financing needs for the newly defined T-HOME business area. The liabilities in question have a volume of about EUR 4 billion.

In addition, numerous financing agreements with third parties and with Deutsche Telekom International Finance B.V. are assigned to the assets to be spun off in economic terms; however, in external relations with the individual creditors, they are to remain with Deutsche Telekom AG as the debtor. There are legal reasons that oppose a transfer of the liabilities in question in the course of the spin-off. Therefore, T-Mobile Deutschland GmbH agrees to satisfy the obligations of Deutsche Telekom AG arising from these financing agreements with third parties and with Deutsche Telekom International Finance B.V. in internal relations with Deutsche Telekom AG and with economic effect starting on the effective spin-off date. The parties thus take a position in internal relations as if the relevant liabilities were part of the assets to be spun off. This also serves to accurately take into account the financing needs for the newly defined T-HOME business area. This involves a volume of about EUR 6 billion.

In addition, the liabilities include, inter alia, liabilities arising from the purchasing relationships of the newly defined T-HOME business area that were previously mentioned.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Moreover, T-Mobile Deutschland GmbH enters with economic effect starting on the effective spin-off date:

·	Into all rights and obligations arising from the company pension commitments issued by Deutsche Telekom AG to the transferring employees

·
Into all rights and obligations arising from the liabilities existing at Deutsche Telekom AG, specifically pension liabilities (arising from pension claims and vested pension rights) of Deutsche Telekom AG granted to employees leaving the company between the effective spin-off date and the actual spin-off date whose employment relationship would transfer to T-Mobile Deutschland GmbH by operation of law pursuant to § 613a (1)(1) Bürgerliches Gesetzbuch (BGB—German Civil Code) and § 324 UmwG if it were to continue in force unchanged beyond the actual spin-off date.

On the other hand, rights and obligations arising from the pension obligations of Deutsche Telekom AG existing at Deutsche Telekom AG granted to employees who have already left the company at the effective spin-off date (company pensioners and future pension beneficiaries) remain at Deutsche Telekom AG and will not be transferred to T-Mobile Deutschland GmbH.

Furthermore, T-Mobile Deutschland GmbH will assume the liabilities arising from partial early retirement arrangements and long-term time accounts of the transferring employees and will secure them directly against the case of insolvency through the Contractual Trust Arrangement (CTA) of Deutsche Telekom (Deutsche Telekom Trust e.V.). The shares in the Contractual Trust Arrangement recorded in the balance sheet for covering the obligations under the partial early retirement arrangements and long-term time accounts of the assumed employees at Deutsche Telekom AG shall remain with Deutsche Telekom AG.

The following are not included in the assets to be spun off: the agreements on a collateral promise regarding liabilities arising from company pension plans and partial early retirement arrangements that Deutsche Telekom AG entered into with Deutsche Telekom Netzproduktion GmbH, Deutsche Telekom Kundenservice GmbH and Deutsche Telekom Technischer Service GmbH, as well as the liabilities and rights arising from these collateral promises, and the agreements on transfer of performance that Deutsche Telekom AG has entered into with the three named companies in connection with the collateral promises.

2.5	Cross-unit service relationships of the T-HOME business area

The T-HOME business area makes use of various services from Group Headquarters & Shared Services. Significant service relationships exist in the following areas:

(a)	Brands and design models

The T-HOME business area currently uses various brands that are registered in the name of Deutsche Telekom AG and are held by Deutsche Telekom AG. They are part of the Group branding strategy with a joint corporate identity and a joint corporate design. They are developed for Group-wide use at Deutsche Telekom AG and managed with the goal of ensuring a uniform market presence and a uniform brand image both nationally and internationally.

Such strategic brand management requires group-wide standardized administration and management of the entire brand portfolio. The strategic task of brand development and securing, in connection with the entire area of legal action and defense, is handled by the “Legal Brand Affairs” unit that was established within Group Headquarters & Shared Services specifically for this purpose. Deutsche Telekom AG maintains the brand portfolio in this way, and grants the individual national and international Group companies rights of use using licensing agreements. In this way, the individual Group companies have access to a broad brand portfolio.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The discussion above on the advantages of a centrally managed pool, which can be accessed by all Group subsidiaries as needed, also applies to design models.

(b)	Patents and utility models

The T-HOME business area has no patents of its “own” that are assigned directly to it. It thus makes use of services from Patent Management which is part of Group Headquarters & Shared Services. The same applies to utility models.

(c)	Real estate and hereditary building rights

No real estate or hereditary building rights are assigned to the T-HOME business area, despite its use of them. Within Group Headquarters & Shared Services, the “Land and Buildings” unit (“CREM12”) manages all real estate and hereditary building rights under the ownership of Deutsche Telekom AG. All real-estate-related tasks are carried out by the “Group Facility Management” (“GFM”) sub-unit. In addition, the investment in GMG Generalmietgesellschaft mbH with registered offices in Bonn is assigned to the “Land and Buildings” unit, which acts as a commercial intermediary lessor. The land and buildings used by the T-HOME business area are thus made available to it by the “Group Facility Management” unit.

(d)	Vivento

The “Vivento” organizational unit assigned to the “Group Headquarters & Shares Services” segment is responsible cross-segment areas for providing employees with new employment opportunities as part of the workforce restructuring program. The T-HOME business area can also make use of this unit.

(e)	Products & Innovations

The “Products & Innovation” unit centralized at the level of “Group Headquarters & Shared Services” manages innovation activities and is responsible for coordinating group-wide research and development, innovation management and innovation marketing, and conceives, develops, and sells products and applications such as e-mail, Media Center, or IPTV – for the T-HOME business area, among others. Responsibility for product development and product innovation as well as product sales is located directly in the international “Product House” founded in 2007, a sub-area of the “Products & Innovation” unit. The area of activity of the Product House sub-unit was expanded in 2008 with the consistent development of cross-segment products (including the fixed and mobile network) and services. The Product House sub-unit is particularly responsible for the development and operation of Internet services/platforms for the mass market, such as e-mail. These services are characterized by generally functioning across any kind of network. For instance, e-mail customers can receive and send e-mails using any fixed network access point, mobile networks, and also from foreign countries. These platforms can sometimes also be used for comparable services in other countries or regions (different user language, different visual design). The Product House sub-unit provides and operates the IPTV platform (Entertain), e-mail services, the Customer Center, and the Media Center, among other things, for the T-HOME business area and thus for its customers. In addition, the T-HOME business area obtains additional diverse services from the “Products & Innovation” unit.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(f)	Telekom Global Network

The “Telekom Global Network” (“TGN”), the so-called international network, is not part of the newly defined T-HOME business area. The “Telekom Global Network” connects 25 countries across the world. The “Telekom Global Network" is managed centrally. The necessary technical facilities are combined in the “International Network Management Center Frankfurt” (“INMC”). These are fundamental components of the international network. If a fixed network customer wishes to make a phone call to a foreign country, this normally happens through the “Telekom Global Network.” In such cases, the newly defined T-HOME business area makes use of services of the “Telekom Global Network.”

(g)	Other service relationships

Furthermore, the T-HOME business area maintains service relationships with other areas of Deutsche Telekom AG regarding IT-related services and services by the central management departments (such as the legal and tax department and similar services), among other things.

The T-HOME business area also maintains service relationships with subsidiaries of Deutsche Telekom AG. These relate primarily to services performed.

2.6	Significant aspects relating to the delimitation of the assets to be spun off

(a)	Removal of individual units from the areas of “Marketing,” “Technology,” “Market and Quality Management,” “Information Technology,” and “Finance and Controlling”

The structure of the T-HOME business area as it is to be transferred using the spin-off agreement, does not completely correspond to the structure that the T-HOME business area still had at July 1, 2009, as explained above.

In order to concentrate the transferred newly defined T-HOME business area on fixed network telephony, broadband services, and Internet and Entertainment offerings in the German market for consumers and business customers and for carriers, changes were and are still necessary after July 1, 2009, which are described as follows:

·
“Marketing” (“M”): The Event Marketing (“M 43”) and “Trade Fair Management” (“M 44”) units will be transferred from “Market Communication” (“M 4”) to “Group Headquarters & Shared Services”, since according to future plans, business and trade fair events are to be planned and managed across business areas. The “Wholesale Center,” with its Germany-focused wholesale activities, will be transferred to T-Mobile Deutschland GmbH. International wholesale activities will be transferred to the “Europe” segment, so that they can be bundled with other international tasks in that segment. This relates to the “BIN” (“Business International”) and “PM1” (“Product Management International”) units of the “Wholesale Center.”

·
“Technology” (“T”): The “Telekom Global Network” (“TGN”), including the “International Network Management Center Frankfurt” (“INMC”), will be transferred to “Group Headquarters & Shared Services” because it performs international and group-wide tasks.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
“Market and Quality Management”: The “Product and Quality Management” (“MQM41”) sub-area will be assigned from the “Terminal Equipment” unit (“MQM4”), which is responsible for target-group and product-group-oriented product management for terminal equipment and terminal equipment logistics, to “Group Headquarters & Shared Services”, since this department performs group-wide functions in which product management and quality management is run centrally for all product segments and regions.

·
“Information Technology” (“IT”): The “IT-International” (“IT 3”) department will be transferred to “Group Headquarters & Shared Services”, since the “IT Support” of the business processes for the international units of the Group are managed centrally from there across all regions. The following changes will be made to the “Information Technology Center” (“Z IT”):

§
The “Enterprise Middleware Management” (“Z IT 752”) sub-department will be transferred to “Group Headquarters & Shared Services”, since these functions have Group-wide effect and are managed centrally.

§
The “IT Solutions, Finance & Controlling” (“Z IT 4”) department will be transferred to “Group Headquarters & Shared Services”, except for the part of the “Master Database and SOX” (“Z IT 437”) sub-department that deals with the definition of the SOX requirements for all national IT applications. The “Master Database and SOX” parts transferred to Group Headquarters & Shared Services are those tasks that play a coordinating role to ensure compliance with SOX requirements for all international IT applications or that have responsibility across the Group for IT-related tasks of master data management.

§
The “Business Support and Reporting” (“Z IT 22”) sub-department will be transferred to “Group Headquarters & Shared Services” with the part that deals with the committee management of complex IT projects. The task of reporting and committee management for Group IT projects is carried out within this department. Since these Group functions are bundled at Deutsche Telekom AG, these tasks will go to Service Headquarters.

§
The positions of those employees of the “IT Infrastructure” (“Z IT 5”) department who have already performed tasks for Deutsche Telekom AG as of June 30, 2009 relating to license management, IT infrastructure standardization, and contract management with IT service providers, will be transferred to Group Headquarters & Shared Services in order to carry out these Group functions in their respective units.

§
That part of the “IT Projects” (“Z IT 01”) sub-department that is responsible for the overarching management of Group IT projects in the ERP environment will be transferred to Group Headquarters & Shared Services. The “IT Projects” department manages complex IT projects for T-HOME. Within this department, 1 FTE performs the task of planning, coordination, and overarching management of Group IT projects in the area of ERP. Since these Group functions are bundled in a legal entity at Deutsche Telekom AG, this 1 FTE will go to Service Headquarters.

·
“Finance and Controlling” (“FC”): “Investment Controlling/Capital Market Communication” (“CBW3”) will be partially transferred from the “Controlling & Business Administration” (“CBW”) to the “Southern and Eastern Europe” segment, since the SEE

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
regions with their specific needs are supported separately. The “International Business” (“IB”) department will likewise transfer to the new “Southern and Eastern Europe” segment, since the financial functions with an international focus are managed directly from the Regional Unit. The “Balancing and Financial Statements” (“BA”) department will be transferred to “Group Headquarters & Shared Services”, since the financial statements of the various Deutsche Telekom units will be prepared centrally at Group Headquarters & Shared Services in the future. It is sensible and necessary to assign these functions to Service Headquarters. First, the assignment of Group functions to Group Headquarters and the bundling of similar functions that must be performed in each company into a single unit is a significant goal of the reorganization. The aim is to bundle all financial statement departments, with few exceptions, to a so-called Closing Factory. The preceding work on a standardized IT landscape will substantially reduce IT costs. The aim is also is to ensure compliance with the standardized application of accounting principles, including the accounting guidelines defined by the Group. The “Controlling Global Network” (“CT34”) unit is responsible for Global Networks controlling and result monitoring. In the context of the consolidation of Group controlling tasks, this unit will migrate completely with 10.9 FTE to Deutsche Telekom AG, VF-Group Controlling-RCI-Controlling GHS 2-Controlling CTO.

·
“Chairman of the T-HOME Board of Management” (“VBV”): The “Regulation” (“VBV2”) sub-area will be transferred to “Group Headquarters & Shared Services” since the regulation function will be performed centrally at Service Headquarters in the future.

(b)	No transfer of brands, patents, utility models and design models

Brands are not part of the spin-off assets and liabilities. In order to guarantee the claims of all Group subsidiaries to provision of a standardized and secured brand portfolio ensured by an international licensing system, and due to the Group’s corporate identity and corporate design system, where membership in the Deutsche Telekom Group is made visible by deriving brands from the Group’s corporate identity, it is necessary for the brand portfolio to remain the property of Deutsche Telekom AG.

The aforementioned corporate identity and corporate design of the Group are likewise currently used by numerous other Group companies and thus cannot be transferred to T-Mobile Deutschland GmbH.

In addition, no patents will be transferred to T-Mobile Deutschland GmbH as part of the spin-off. Patents might only be transferred to the T-HOME business area if they were unambiguously assignable to T-HOME. However, this is impossible because:

·
Most of the technologies (transmission procedures, channel codings, memory cards, etc.) are needed for various Deutsche Telekom products in different Deutsche Telekom units.

·
Patents have a term of twenty years and thus, due to technological change, it is not yet possible today to foresee which industrial property rights could achieve significance for T-HOME in, for instance, ten years.

·
A link between the source of the invention and the location of use usually does not exist. For instance, an employee of Deutsche Telekom AG’s Human Resources department may report an invention that later becomes significant as a patent in a subsidiary. In addition, inventions required at T-HOME but created in other Deutsche Telekom units cannot simply be transferred to T-HOME.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
Similar principles apply to design models and utility models. They are also not part of the spin-off assets and liabilities; instead, they will remain assets of Deutsche Telekom AG, like brands and patents.

(c)	No transfer of real estate and heritable building rights or of lease agreements with GMG Generalmietgesellschaft mbH with registered offices in Bonn

Real estate and heritable building rights are not transferred because they are not assigned to the T-HOME business area, but rather to the independent business unit “Asset Holding Company Resulting from a Business Separation Involving Corporations” (see additionally Section II. 2.5 (c) above). For the same reason, the lease agreements with GMG Generalmietgesellschaft mbH with registered offices in Bonn are not transferred.

(d)	Corporate agreements with companies in relation to which the equity investments or shares are part of the spin-off assets and liabilities.

In addition, the spin-off assets and liabilities do not include all existing control agreements, profit and loss transfer agreements, and control and profit and loss transfer agreements between Deutsche Telekom AG and those companies with respect to which the shares and equity investments held by Deutsche Telekom AG are transferred to T-Mobile Deutschland GmbH. It is planned that the profit and loss transfer agreements between the foregoing consolidated tax group companies and Deutsche Telekom AG will be canceled after the spin-off takes effect in 2010, effective at the end of December 31, 2010, and new profit and loss transfer agreements will subsequently be made between these consolidated tax group companies and T-Mobile Deutschland GmbH effective January 1, 2011. The profit and loss transfer agreements to be canceled will in fact have been performed for five years at the end of December 31, 2010, so that the cancellation will not result in any detrimental tax effects for the consolidated tax group companies and Deutsche Telekom AG. For additional information, see Section IV. 2.1 (a) and Section V. 3.9.

(e)	No transfer of the Product House sub-area

Even under the organizational structure existing on July 1, 2009, the Products & Innovation area with its Product House sub-area, among others, was not part of the T-HOME business area. It is therefore not being transferred.

The Product House sub-area is internationally responsible for development of telecommunications products and for development and operation of what is known as “digital services”, which encompass the customer needs of “communicating,” “searching,” “informing/entertaining oneself,” “purchasing,” and “paying,” and are addressed by Deutsche Telekom AG using services such as Musicload, T-Online Portal, Videoload, Gamesload, Softwareload, etc.

The Product House sub-area is not transferred to T-Mobile Deutschland GmbH in the course of the spin-off; instead, it will remain at Deutsche Telekom AG. The logic of the allocation of the Product House sub-area to Deutsche Telekom AG is supported by multiple dimensions and is based on a careful strategic and economic analysis.

The centralization of “digital services” product development follows the economic demands of the market and competitive environment. The “digital services” business of Deutsche Telekom AG is migrating towards a software business that is global in its industrial structure, with centralized product development (for cost reduction) and international sales (in order to achieve economies of scale on the revenue side). With competitors such as Google, Yahoo, and Microsoft, and a very diverse, dynamic start-up scene, the “digital services” market is also characterized by very high growth rates, highly dynamic innovation, and a significantly more intense competitive environment than the more locally oriented access market, and is independent from the latter, which means that digital services can be used independently of the access provider in all cases. For instance, Musicload is “the download portal for everyone,” and can of course also be used by Vodafone customers.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Centralized product development in a single unit has the advantage for Deutsche Telekom AG as a globally active telecommunications company that digital services must only be developed once and can then be used internationally. This principle is also applied at Microsoft and SAP in the form of centralized international product development. Therefore, the centralized assignment of this area to Deutsche Telekom AG as a cross-divisional function is more advantageous than decentralized product development in all countries. Decentralization would mean that “digital services” would be developed in multiple areas and expensive duplicative work would be carried out. The centralized development of fixed network-related digital services from the Product House sub-area together with the internationally centralized product development for mobile communications that is already in place at Deutsche Telekom AG’s Products & Innovation area will thus also enable integrated product development for fixed network, mobile communications, and convergence products in the future. This corresponds to the planned internationally centered product development for network development at Deutsche Telekom AG.

Incidentally, the decision in favor of central management of operations and sales for the various “digital services” within Deutsche Telekom AG follows the characteristics of this market. Centralized operations (including marketing) closely meshed with product development are the standard at competitors such as Google, Microsoft, and Yahoo!, as well as the numerous start-ups, because they help to capture efficiency potential. “Digital services” involve digital goods such as music, films, or games where the product, operations, and sales are most closely interwoven. They involve online transactions that do not require any physical sales presence and are sold exclusively through the Internet (that is, through the online platforms of the individual businesses), which leads to direct feedback between product development and market success and constant product optimization. This means that the knowledge derived from the analysis of market success by product managers can be used directly to improve the product and, in turn, marketing opportunities. This makes it possible to react within hours to external events. For instance, a special for Grammy winners or relevant albums can be created on Musicload immediately on the date that winners are announced, and sales can be increased immensely in this way. Allocating sales responsibility to T-Mobile Deutschland GmbH (separated from development and operations responsibility) would not be advantageous because the relevant assets at T-Mobile Deutschland GmbH, such as T-Shops or call centers, are not used as sales channels for “digital services”, which are sold exclusively through the Internet. Internationally centralized operations also offer the opportunity of achieving international economies of scale in server operations since, for example, only one computer center must be operated for Germany, Austria, Switzerland, Hungary, and Slovakia in contrast to five computer centers required for decentralized operations.

The allocation of the Product House sub-area (involving product development and complete operations of “digital services”) is based on the economic advantages of an internationally centralized approach. The fact that the customer data for fixed-network and mobile access will in future be located in a different legal entity than that of the “digital services” business can be partially countered by appropriate technical and marketing measures. As a result, the allocation of the “digital services” to Deutsche Telekom AG is therefore preferable.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(f)	Other

In addition, the following items are not part of the spin-off assets and liabilities:

·
The agreements on a collateral promise for obligations arising from the company pension scheme and partial retirement scheme that Deutsche Telekom AG concluded with Deutsche Telekom Netzproduktion GmbH, Bonn, on June 21, 2007, with Deutsche Telekom Kundenservice GmbH, Bonn, on June 22, 2007, and with Deutsche Telekom Technischer Service GmbH, Bonn, likewise on June 22, 2007, and the obligations and rights arising from these collateral promises, as well as agreements on the contractual undertaking to perform the obligation of another party that Deutsche Telekom AG concluded with the three named companies in connection with the collateral promises, each with all of the rights and duties resulting from these agreements; the fact that these agreements remain with Deutsche Telekom AG has no effects on the balance sheet; the collateral promises were agreed upon with Deutsche Telekom AG when the service companies were founded in order to achieve greater security for the employees of the service companies following the transfer.

·	The equity investment held by Deutsche Telekom AG in T-Mobile Deutschland GmbH because, among other things, the spin-off is not intended to change the Group structure.

·
The control agreement dated December 4, 2000, existing between Deutsche Telekom AG and T-Mobile Deutschland GmbH, with all rights and duties resulting from this agreement because, among other things, the influence of Deutsche Telekom AG on T-Mobile Deutschland GmbH is to be guaranteed by this agreement.

·
The profit and loss transfer agreement dated December 4, 2000, existing between Deutsche Telekom AG and T-Mobile Deutschland GmbH, with all rights and duties resulting from this agreement because, among other things, the transfer of the profit or loss of T-Mobile Deutschland GmbH to Deutsche Telekom AG is to be guaranteed by this agreement.

2.7	Economic significance of the spin-off assets and liabilities for Deutsche Telekom AG

Business development in 2009 and key figures

In the financial years 2007 and 2008, and in the first half of 2009 (unaudited), the T-HOME business area of the Broadband /Fixed Network operating segment reported the following key figures in accordance with IFRS:

T-HOME (billion €)	First half of 2009	2008	2007
Net revenue	9.3	19.7	20.3
EBITDA	3.4	6.2	6.4
Total assets	22.7	19.1	19.3

The net revenue of the Broadband /Fixed Network operating segment includes for the T-HOME business area all revenues from ordinary business activities of Deutsche Telekom AG in Germany in the areas of fixed-network telephony, broadband services, and Internet and entertainment services. Compared to the revenues of Deutsche Telekom AG reported in the single-entity financial statements in accordance with German GAAP (see Section II. 1.1 (d) above), the revenues for the T-HOME business area in Germany reported in accordance with IFRS also include the revenues due to service relationships of T-HOME with units of Deutsche Telekom AG from Group Headquarters & Shared Services. In addition, different reporting systems due to accounting differences between German GAAP and IFRS must be factored in. The revenues of T-Systems Business Services GmbH are included in the financial years 2007 and 2008 (pro-forma) and in the first half of 2009 due to the merger into Deutsche Telekom AG in 2009.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The revenues of the T-HOME business area in the financial years 2007 through to the first half of 2009 each showed a decline as a consequence of line losses in the fixed network/narrowband area, which were attributable to customer churn, mobile substitution, and the offer of complete packages with flat-rate components, among other factors. Other causes of the decline in revenue included, for instance, price and volume effects in network access charges (interconnection services).

In the financial years 2007 through to the first half of 2009, T-HOME’s EBITDA was mainly affected by special factors arising from reorganizations as part of the strategic realignment of the Group and personnel adjustment measures, as well as factors arising from the development of operating activities.

Along with investing activities, the main factor in the development of total assets under IFRS is the offsetting of intragroup financial relationships in the financial years 2007 through to the first half of 2009. In addition, compared with total assets under German GAAP, different reporting systems due to accounting differences between German GAAP and IFRS must be factored in.

Indicative pro-forma balance sheet of the newly defined T-HOME business area as of June 30, 2009

The indicative pro-forma balance sheet as of June 30, 2009, for the assets and liabilities of the newly defined T-HOME business area to be transferred from Deutsche Telekom AG to T-Mobile Deutschland GmbH is shown below (also referred to as “new THO in the following indicative pro-forma balance sheet).

Assets	"THO new"
June 30, 2009 Mio. €
A.     I.  Noncurrent assets I. Intangible assets
1.Concessions, industrial and similar rights and assets, and licenses in such rights and assets
2.     Advance payments
Total intangible assets

II.     Property, plant and equipment
1.     Land and equivalent rights and buildings, including buildings on land owned by third partiesTechnical equipment and machinery
3.     Other equipment, plant and office equipment
4.     Advance payments and construction in progress
Total property, plant, and equipment

III.           Financial assets
1.     Investments in subsidiaries
2.     Investments in associated and related companies
3.     Other long-term loans
Total financial assets
636 256 892 0 11.876 61 531 12.468 248 6 0 254
Total noncurrent assets

B.     Current assets
I.     Inventories, materials and supplies
1.     Raw materials and supplies
2.     Work in process
3.     Finished goods and merchandise
4.     Advance payments
Total inventories

II.     Receivables and other assets
1.     Trade accounts receivable
2.     Receivables from subsidiaries
3.     Receivables from associated and related companies
4.     Other assets
Total receivables and other assets

III.           Cash on hand, German central bank balance, other bank balances, checks
13.614 10 10 46 0 66 909 1.304 1 49 2.263 102
Total current assets C. Prepaid expenses and deferred charges	2.431 108
Total assets	16.153

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Shareholder’s equity and liabilities	"THO new"
June 30, 2009 millions of €
A.     Net assets

B.     Accruals
1.     Accruals for pensions and similar obligations
2.     Tax accruals
3.     Other accruals
Total accruals

C.     Liabilities
1.     Advances received
2.     Trade accounts payable
3.     Liabilities to subsidiaries
4.     Liabilities to associated and related companies
5.     Other liabilities
Total liabilities

D.     Deferred income
3.608 202 10 902 1.114 5 600 10.646 4 56 11.311 120
Total shareholder’s equity and liabilities	16.153

The intangible fixed assets primarily include software licenses and prepayments for these licenses.

Technical equipment and machinery particularly includes outside plant and transmission equipment.

Significant investment in subsidiaries are listed in the following table with their carrying amounts.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Investments in subsidiaries	Carrying amount millions of €
Deutsche Telekom Value Added Services Austria GmbH, Wien
Deutsche Telekom Technischer Service GmbH, Bonn
Telekom Shop Vertriebsgesellschaft mbH, Bonn
Deutsche Telekom Netzproduktion GmbH, Bonn
ActiveBilling GmbH & Co. KG, Bonn
congstar GmbH, Köln
102 57 44 29 12 4

Trade receivables primarily comprise receivables from domestic network operators (carriers), from residential households and from small and medium-sized business customers.

Receivables from subsidiaries consist of trade receivables.

Prepaid expenses and deferred charges relate to deferred personnel costs and other prepaid expenses.

Accruals for pensions and similar obligations include pension commitments for active employees of the newly defined T-HOME business area.

Other accruals particularly include employee-related provisions.

The trade payables primarily include liabilities owed to domestic network operators.

Liabilities to subsidiaries primarily include financial liabilities owed to Deutsche Telekom International Finance B.V. In addition, the liability owed to Deutsche Telekom AG is recognized as a result of a contractual undertaking to perform the obligation of another party according to Section 3.7 (g) of the spin-off agreement.

Other liabilities primarily comprise advance payments from customers and liabilities to employees.

Pro-forma trial balance sheet of the newly defined T-HOME business area as of December 31, 2009

The pro-forma trial balance sheet as of December 31, 2009, for the assets and liabilities of the newly defined T-HOME business area to be transferred from Deutsche Telekom AG to T-Mobile Deutschland GmbH is shown below (also referred to as “new THO” in the following pro-forma trial balance sheet).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Assets	"THO new"
Dec. 31, 2009 millions of €
A.     Noncurrent assets
I.     Intangible assets
1.Concessions, industrial and similar rights and assets, and licenses in such rights and assets
2.     Advance payments
Total intangible assets

II.     Property, plant and equipment
1.     Land and equivalent rights and buildings, including buildings on land owned by third parties
2.     Technical equipment and machinery
3.     Other equipment, plant and office equipment
4.     Advance payments and construction in progress
Total property, plant, and equipment

III.           Financial assets
1.     Investments in subsidiaries
2.     Investments in associated and related companies
Total financial assets
728 340 1.068 0 11.951 114 507 12.572 248 6 254
Total noncurrent assets
B.     Current assets
I.     Inventories, materials and supplies
1.     Raw materials and supplies
2.     Work in process
3.     Finished goods and merchandise
Total inventories

II.     Receivables and other assets
1.     Trade accounts receivable
2.     Receivables from subsidiaries
3.     Other assets
Total receivables and other assets

III.           Cash on hand, German central bank balance, other bank balances, checks
13.894 13 18 81 112 1.478 279 101 1.858 177
Total current assets C. Prepaid expenses and deferred charges	2.147 140
Total assets	16.181

Shareholder’s equity and liabilities	"THO new
Dec. 31, .2009 Mio. €
A.           Net assets

B.           Accruals
1.           Accruals for pensions and similar obligations
2.           Other accruals
Total accruals

C.           Liabilities
1.           Trade accounts payable
2.           Liabilities to subsidiaries
3.           Other liabilities
Total liabilities

D.           Deferred income
4.108 174 739 913 727 10.112 250 11.089 71
Total shareholder’s equity and liabilities	16.181

The intangible fixed assets primarily include software licenses and prepayments for these licenses.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Technical equipment and machinery particularly includes outside plant and transmission equipment.

Significant investment in subsidiaries are listed in the following table with their carrying amounts.

Investments in subsidiaries	Carrying amount millions of €
Deutsche Telekom Value Added Services Austria GmbH, Wien
Deutsche Telekom Technischer Service GmbH, Bonn
Telekom Shop Vertriebsgesellschaft mbH, Bonn
Deutsche Telekom Netzproduktion GmbH, Bonn
ActiveBilling GmbH & Co. KG, Bonn
congstar GmbH, Köln
102 57 44 29 12 4

Trade receivables primarily comprise receivables from domestic network operators (carriers), from residential households and from small and medium-sized business customers.

Receivables from subsidiaries consist primarily of trade receivables.

Prepaid expenses and deferred charges relate to deferred personnel costs and other prepaid expenses.

Accruals for pensions and similar obligations include pension commitments for active employees of the newly defined T-HOME business area.

Other accruals particularly include employee-related provisions.

The trade payables primarily include liabilities owed to domestic network operators.

Liabilities to subsidiaries primarily include financial liabilities owed to Deutsche Telekom International Finance B.V. In addition, in accordance with Section 3.7 (g) of the spin-off agreement, a liability of T-Mobile Deutschland GmbH to Deutsche Telekom AG is established in the course of the spin-off.

Other liabilities primarily comprise advance payments from customers and liabilities to employees.

3.	REASON AND OBJECTIVE OF THE SPIN-OFF

3.1	Starting situation

(a)	Introduction

The Deutsche Telekom Group, whose parent company is Deutsche Telekom AG, offers products and services for consumers, business customers and carriers (other network operators) in its three strategic business areas. The three business areas are:

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Fixed network telephony and broadband services as well as Internet and entertainment offers,

·	Mobile voice and data services, and

·	ICT solutions for selected corporate customers and MNCs (multinational companies) and for the public & healthcare sector.

In Germany, these three business areas are represented by T-HOME (fixed network telephony and broadband services as well as Internet and entertainment), T-MOBILE (mobile voice and data services) and T-SYSTEMS (telecommunications and IT solutions for selected corporate customers and MNCs and for the public and healthcare sector).

Both T-HOME and T-MOBILE offer their products and services in the consumer and business customer markets in Germany, with the exception of selected corporate customers that are supported by T-SYSTEMS. T-HOME and T-MOBILE are already working together in Germany in some areas. This cooperation extends primarily to the sales and service activities that have been integrated for about two years.

The German telephony market is saturated in both business areas, while the German data or broadband market is still growing. Additional growth opportunities arise from the increasing demand for integrated and innovative mobile communications/fixed network offers. These opportunities cannot be sufficiently exploited under the existing legal structures.

In the opinion of the Board of Management of Deutsche Telekom AG and the Managing Board of T-Mobile Deutschland GmbH, the integration of T-HOME and T-MOBILE in Germany into a single legal entity offers considerable advantages compared to continued legal separation of German operations in the relevant business areas.

(b)	Trends in the telecommunications market

(i)	Saturated markets in the core business

The traditional market segments of telephone lines and connections in the mobile telephony and fixed network business, where most of the revenue was earned for many years, have shown marked declines:The decline in the telephony market in Germany from EUR 9.3 billion (2007) to EUR 3.6 billion (2012e) cannot be compensated for by broadband growth from EUR 7.1 billion (2007) to EUR 9.8 billion (2012e); in the mobile communications business (GER, Voice), a decline is expected from EUR 15.6 billion (2007) to EUR 13.5 billion (2012e). (These forecasts are based on the Group strategy market model of the Deutsche Telekom Group as well as the T-HOME strategy.

(ii)	Trend towards convergence

The introduction of the “Next Generation Network” allows increasing parts of the fixed network and the mobile network to be integrated successively. This makes it possible to simplify the network infrastructure considerably. Technical components can then be standardized on a comprehensive basis. This offers the opportunity of developing new services and applications flexibly and on a cross-platform basis and bundling network and IT know-how. The Group has already reacted to this trend by developing its “connected life and work (CLW)” vision.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(iii)	Trend towards integrated market players

Within the telecommunications industry, there are fewer competitors today than in previous years, but they are significantly stronger. Various competitors, such as Vodafone/Arcor or United Internet and O2, see a significant growth opportunity in bundling their services and appealing to customers with integrated offers. Other companies have already brought initial integrated offers to market. Today, fixed-network/mobile convergence offers represent about 7 percent of the market. A market share of 18 percent is expected by the year 2013. Comparisons with numerous other countries confirm this trend.

3.2	Key reasons for the spin-off

The spin-off to and integration of the newly defined T-HOME business area into T-Mobile Deutschland GmbH as an answer to the described market trends is the consistent next step in implementing Deutsche Telekom AG’s strategy, which is based on the integration of sales and service two years ago – a measure that has already proved a marked success. Since the beginning of 2007, Deutsche Telekom AG has been successful with its strategy of “Focus, fix and grow”: It was possible to significantly stabilize T-HOME’s business (e.g., the market share of new DSL customers in 2008 was 46 percent, up from 18 percent in 2006); the international mobile communications business is a significant growth driver for the Group; the mobile Internet is gaining dramatically in significance; and T-SYSTEMS’ focus on network-centric information and communications technology (ICT) led to a positive earnings contribution in 2008.

In order to become a global leader in connected life and work over the long term, it is now necessary to take the next big step and to address the markets on an integrated basis. Given continued technological innovation and the emerging trend towards convergence even at the level of terminal equipment, it is necessary to integrate in organizational terms what customers are already perceiving as unified services. The opportunities described in detail below, arising from an improved exploitation of the market potential through integrated products, from reduced customer churn, and from cost savings in IT systems lead us to expect medium-term favorable effects on income of up to EUR 0.6 billion.

Precisely now is the right time for the integration since, among other things, the market shares of new customers in the broadband fixed-network business have stabilized at a high level and the business of T-Mobile Deutschland GmbH has steadied out.

(a)	Increasing interlinking of T-HOME and T-MOBILE services

Even today, T-HOME and T-MOBILE are working together in several areas, specifically in sales and service, on a contractual basis. The integrated sales function is managed by T-Mobile Deutschland GmbH, while DT KS GmbH takes overall responsibility for customer service. In addition, some joint pilot projects for cross-selling and up-selling have been initiated and initial bundled offers and convergent products have been developed (CLW, e.g., My Phonebook). Moreover, several coordinating working groups have been installed for enhanced collaboration. However, the work of these working groups shows that the existing potential can only be captured partially and with considerable effort under the existing legal structure with its separate customer bases.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(b)	Full exploitation of market potential

The consolidation of customer relationships of T-MOBILE and T-HOME into a single legal entity will create the prerequisites for tapping into additional revenue potential. In this way, the customer master data in a customer database can also be integrated into a comprehensive customer database while complying with data protection provisions.

Existing permissions can be transferred to the new company through legal succession. This enables and simplifies providing standardized service and support to the customer. Advertising can address customers in connection with products from both business areas, regardless of whether the customer has consented to advertising contact in the context of a Group permission clause or merely vis-à-vis a single business area. If both business areas each hold an existing permission from a customer, then it is possible to jointly use both master data and contract data in the future. In case of permissions that were expressly issued only to one business area, T-HOME or T-MOBILE, the customer contract data may only be used to make an appropriate offer by the business area for which the permission exists.

This increases customer satisfaction, reduces customer churn, and increases average revenue per user (ARPU). The merger of T-Online International AG (see Section II. 1.1 (b) above) already helped to significantly increase customer satisfaction. For example, the share of new customers in the broadband business increased from 18 percent (in 2006) to over 40 percent (in 2007) following the merger with T-Online International AG.

Additional revenue and income potential will be captured by concentrating customer relationships in a single entity, providing customized offers across all areas, and integrating marketing, product management, and product introduction in a single entity, among other things. Customer service and support can then be provided across the entire portfolio and thus offer the optimum solution for the customer in a shorter time. In addition, marketing campaigns will increase in effectiveness and efficiency. In this context, a decisive factor is the integration of customer contracts in a single legal entity: In contrast to other industries, telecommunications companies in Germany require the consent of the customer under the Telecommunications Act (§ 95 (2) Telekommunikationsgesetz - TKG) if they wish to use customer data internally across legal entities for measures to increase revenues from existing customers (known as cross-selling and up-selling).

However, an additional prerequisite for exploiting this potential is that integrated offers are brought to market as quickly as possible in order to successfully hold ground in competition.

(c)	Increasing efficiency and exploiting synergy effects

The integration of the two business areas will increase efficiency since it will both simplify the organizational structure and the coordination processes and reduce interfaces and cross-business area coordination. In addition, the introduction of new products can be better coordinated. The integration and joint use (and operations and maintenance) of the technical platforms will develop potential in terms of technical infrastructure and, in particular, enhance customer support systems. Moreover, synergies in centralized functions and a significantly reduced time to market for innovative bundled products can be expected.

The JOCCI (Joint Operational Customer Data Consolidation Initiative) project means a significant step towards integrated customer care and increasing customer satisfaction in sales and service. The consolidation of customer master data from T-Mobile Deutschland GmbH and T-HOME into a single system, and the harmonization of customer master data based on a joint data model will lay the foundation for a completely integrated marketing approach. In the future, this will enable employees in Sales and Service to identify at a glance whether a customer is a T-HOME and/or a T-MOBILE customer. The identification of identical customers in the T-HOME and T-MOBILE customer base (known as “matching”) will also be considerably improved. This in turn constitutes the basis for more efficient and effective marketing of convergence products from fixed-network and mobile components (known as convergence products or bundles) and the marketing of T-MOBILE products in the T-HOME customer base and vice versa (known as cross-selling). The consolidation of the customer data leads to significantly improved customer care and additionally to reduced IT costs in the long term by reducing the number of systems.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In order to make convergence products available quickly and flexibly in the dynamic market environment, a flexible platform for the development and processing of bundles on the basis of standard products from the T-HOME and T-MOBILE brands will be set up. In addition to developing bundle offers, this platform includes an integrated customer-to-customer process (customer advice, booking of bundles, providing information in customer service, monitoring and reporting, and support of marketing campaigns) so that the time to market is radically reduced and convergence products can be processed automatically.

This will also create unique selling points for convergence products that will generate additional value on top of merely bundling standard fixed-network and mobile products. For example, (add-on) features such as flat rates between the individual bundle components (e.g., a fixed-network component added to a mobile communications component and vice versa) mean that we move away from the pure price discounts with which convergence products are primarily being placed in the market at present.

The consolidation of the customer databases in a single legal entity also enables targeted data analyses for product launches across the entire customer base. In this way, new products can be developed and launched with even greater customer centricity and, as a result, with greater success.

The ”Telekom-Vorteil” bonus and discount scheme that is already in place creates an incentive for customers to use both fixed network and mobile communications products from Deutsche Telekom AG. The incremental implementation of the “connected life and work” strategy will lead to the development of more and more new integrated products that bundle fixed network and mobile communications services. The high coordination effort that is currently necessary for products including a range of services that cross the boundaries of legal entities will be markedly reduced by consolidating product launch in a single legal entity, so that the time from planning to product introduction (“time to market”) will be significantly shorter than today.

It is already apparent that customers who use both mobile communications and fixed network services from Deutsche Telekom AG (known as dual customers) are significantly more loyal to Deutsche Telekom AG (30 percent lower churn rate) than customers using only one type of services.

The integration of features into a single product will strengthen this effect considerably. Integrated products thus lead to a stronger market position and a reduced churn rate, particularly since it can be assumed that competitors will also strongly rely on integrated products.

4.	ALTERNATIVES TO THE SPIN-OFF

4.1	Separate continuation of T-HOME and T-MOBILE

The consolidation of the fixed-network and the mobile business into a single legal entity will create a foundation that makes it possible to serve customers with integrated, one-stop products. In addition, this will expand the opportunities for using the up-selling and cross-selling potential of the existing customer base and for better coordinating Deutsche Telekom AG’s product portfolio with customer needs.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

An alternative to the intended spin-off would be to continue operating the T-HOME and T-MOBILE business area in the current structure with two legal entities. However, this would not make it possible to achieve the significant goals of operating as an integrated supplier of telecommunications services in Germany and to offer them in one-stop shopping, in particular because:

·	Customer data can only be used across legal boundaries with limitations (due to the provisions of the Telekommunicationsgesetz (Telecommunications Act, TKG), among other things).

·	Major restrictions will be created preventing full exploitation of the customer base for up-selling and cross-selling.

·	Customer data must be maintained in separated systems with relatively less efficient processes and higher costs.

The provisions of the TKG, the Telemediengesetz (German Telemedia Act, TMG), and the Bundesdatenschutzgesetz (German Data Protection Act, BDSG) stipulate that customer data is in principle only permitted to be used for purposes of providing consulting services, advertising for own products, and market research when the customer in question has given his consent in advance (generally in writing). In addition, it is in principle not permitted to disclose the data to third parties, unless the customer in question has given his consent. A third party in this sense is any person who is not a party to the agreement. In concrete terms, this means that the data from a customer with a contract for fixed-network products with T-HOME (Deutsche Telekom AG) is not permitted to be disclosed or used by T-Mobile Deutschland GmbH, and vice versa.

Different consent clauses exist to make it possible to use customer data within the individual legal entities but also across and between two legal entities. Some of them apply only to a single legal entity, and some across the Group. To date, fewer than half of the customers of Deutsche Telekom AG and T-Mobile Deutschland GmbH have consented to Group-wide use of their customer data. However, comprehensive use of customer data is the prerequisites for being able to successfully and efficiently carry out cross-selling and up-selling.

In recent years, great effort has been made within the Deutsche Telekom Group to obtain the customer’s cross-legal entity consent. These measures did and do involve high costs and large amounts of time (for instance, for proactive customer contacts by phone). In addition, the consent clause is very extensive and thus customers have not found it transparent in all respects. Therefore, only few have given their consent. If a standardized contractual relationship exists, for which the spin-off is the basis, the consent of the customer to the disclosure of his customer data to another legal entity will no longer be required. In the future, the customer only has to give his consent to a single legal entity for the purpose of providing consulting services and advertising for both the fixed and mobile network products .

This will contribute to considerable cost savings and create more transparency towards the customer, and customers can be provided with information and products can be brought to their attention in a more targeted way. Accordingly, the cross-selling potential can be increased significantly by the consolidation of the fixed-network and mobile business into a single legal entity. Moreover, customers already often perceive Deutsche Telekom AG and its product portfolio as a unit anyway. But in the past, they have had to conclude different agreements with two legal entities for fixed and mobile network products. Therefore, maintaining the separation is not logical from the customer perspective.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In contrast, many of Deutsche Telekom AG’s competitors are already offering integrated products today and are intensifying cross-selling and up-selling in their customer bases. These competitors often are not constrained by the restriction due to customer bases in different legal entities. Therefore, if the current structure is retained, Deutsche Telekom AG would have to expect a larger number of contract cancellations. For this reason as well, it is in the company’s interest to carry out the consolidation into a single legal entity as quickly as possible.

Continuing to operate two legal entities would cause further disadvantages:

·
The responsibility for profit and loss would remain separated between the fixed and mobile network business; this would lead to an increased need for coordination, which would have a negative effect on time-to-market.

·
A less efficient infrastructure and sub-optimum procedures would remain in operation. Customer data would have to continue to be maintained in separate systems. It would not be possible to exploit potential synergies between the two legal entities.

·
It would not be possible to process customer inquiries using standardized processes and systems. It would be more difficult to obtain a complete picture of all of a customer’s contracts and inquiries, which would considerably impede providing optimum and comprehensive consulting services.

The consolidation of the access customers of T-HOME and T-MOBILE, which is necessary for the marketing of convergence products, cannot be performed by purely technical and marketing actions; instead, a merger into a single legal entity is absolutely necessary. This is derived from the fact that the selling of access products in the fixed-network and mobile business is planned to take place using a multi-channel sales strategy comprising company-owned stores, call centers, outside sales forces, online channels, and partners. For efficient market development, it is necessary for all of these channels to be able to access a common customer database, particularly when dealing with bundled products comprising fixed-network and mobile components (known as “convergence products”). Otherwise, customers would continue to be required to maintain two contractual relationships for a single convergence product. This is both impossible to explain to customers in Marketing and Sales, and also economically impossible to represent procedurally and in IT technology in a multi-channel sales strategy for mass-market products.

4.2	Spin-off in the course of singular succession

As an alternative to the spin-off under the German Reorganization and Transformation Act (Umwandlungsgesetz, UmwG), it would be possible to carry out a spin-off outside of the UmwG, that is, inclusion of the T-HOME business area into T-Mobile Deutschland GmbH as a noncash contribution with transfer of the related assets and liabilities in the course of singular succession. However, singular succession would require a large number of individual legal transfer documents (assignments, conveyances, transfers of contracts, etc.), which would lead to considerable additional expense. In particular, the contracts with third parties that are allocated to the spin-off assets and liabilities would not transfer to T-Mobile Deutschland GmbH upon execution of the spin-off, in contrast to the intended spin-off under § 123 (3) UmwG. Deutsche Telekom AG and T-Mobile Deutschland GmbH would thus be forced to reach an agreement with each individual party to a contract for transfer of the specific contractual relationship to T-Mobile Deutschland GmbH. In addition to the considerable additional organizational effort, such a procedure would also result in legal uncertainty, since it would be uncertain whether all of the parties to contracts would consent to the transfer of the contracts.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In case of spin-off under UmwG, it is true that Deutsche Telekom AG will also be jointly and severally liable alongside T-Mobile Deutschland GmbH for a period of five years for liabilities transferred to T-Mobile Deutschland GmbH in the course of the spin-off that were established prior to the effective date of the spin-off (§ 133 UmwG). However, due to the existing control agreement and the existing profit and loss transfer agreement between Deutsche Telekom AG and T-Mobile Deutschland GmbH (see Section II. 1.2 (h) (ii) above), this follow-up liability does not have an economic effect in comparison to the spin-off under the UmwG, because Deutsche Telekom AG is liable for any losses incurred by T-Mobile Deutschland GmbH at any rate due to the control agreement and the profit and loss transfer agreement in accordance with § 302 of the German Stock Corporation Act (Aktiengesetz, AktG) (see Section II. 1.2 (h) (ii) (iii) above).

As a result, the spin-off under UmwG would not place Deutsche Telekom AG in a less advantageous position with regard to any liabilities owed to third parties that in the case of a transfer of individual rights.

4.3	Merger of T-Mobile Deutschland GmbH into Deutsche Telekom AG

The goals connected with the spin-off could also be achieved by a merger of T-Mobile Deutschland GmbH into Deutsche Telekom AG. However, this path is not advantageous particularly for reasons of commercial law (§§ 24, 123 (3) UmwG), because losses under commercial law in the billions as a consequence of a merger would considerably burden Deutsche Telekom AG’s future operating profits under the German Commercial Code (HGB) either in the year of merger or in subsequent years.

4.4	Transfer of the mobile business to Deutsche Telekom AG in the course of transfer of individual rights

A transfer of the mobile business to Deutsche Telekom AG in the course of transfer of individual rights is also unacceptable. It would not only be connected with the disadvantages of transfer of individual rights discussed above (see Section II. 4.2 above) and negative HGB operating profit effects, but also could not be carried out on a tax-neutral basis.

4.5	Joint venture solutions

“Joint venture” solutions in which the cooperation of the mobile and fixed network/broadband segments would be based on agreements governed by the law of obligations offer far fewer of the advantages that would develop in a consolidation into a single legal entity (see above, Section II. 3.2); therefore, they would be less ideal compared to a spin-off.

4.6	Conclusion

Therefore, factoring in all of the aspects, the Board of Management and the Supervisory Board of Deutsche Telekom AG and the management and the Supervisory Board of T-Mobile Deutschland GmbH have come to the conclusion that the desired spin-off by acquisition under § 123 (3)(1) UmwG is the preferable solution from a legal, practical, and financial perspective.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

5.	ORGANIZATIONAL AND MANAGEMENT STRUCTURE AFTER THE SPIN-OFF

5.1	Deutsche Telekom AG and its Group

(a)	Overview

Following the spin-off, Deutsche Telekom AG will remain the highest-level company in the Deutsche Telekom Group and continue to run it as a strategic management holding with registered offices in Bonn – along with the operational business remaining with this company (see Section II. 2.2 (a), (c) and the deliberations below).

The business operated within Deutsche Telekom AG in the future will be characterized by cross-company tasks of Group Headquarters & Shared Services. The areas of “Global Networks,” “Technology,” “Information Technology,” “Procurement,” and “Products & Innovation” will be operated on an integrated basis from within Deutsche Telekom AG in the context of the new COO function. In this way, the units belonging to Deutsche Telekom AG after the spin-off will perform both Group-wide management tasks as well as operational tasks in Deutsche Telekom AG in the future. Following are details on these units:

·
The units allocated to the Chairman’s department: “Public and Regulatory Affairs” (PRA), to which the regulatory unit of T-HOME is added, “Marketing Strategy and Market Communication” (MM), to which Event Management and Trade Fair Management of T-HOME are added, “Corporate Communications” (COM), “Group Strategy and Policy” (KSP) with the related “Center for Strategic Projects” (CSP), “Security Commissioner” (SiBe), and “Corporate Office” (CO);

·
The units allocated to the Finance Board department: “Board Member Support, Finance” (VS F); “Group Accounting & Customer Finance”; “Group Controlling”, to which “Balance Sheets and Financial Statements” of T-HOME is added as well as a group for “Data Management Finance” from the IT Center of T-HOME; “Taxes” (ST); “Corporate Real Estate Management (CREM); “Treasury” (TR), “Merger and Acquisitions” (M&A); “Audit & Group Risk Management (GRM); “Investor Relations” (IR); “Financial Performance Management” (FPM)

·
The units allocated to the HR Board department: “Board Member Support, Human Resources” (VS P); “Top Executive Management” (TEM); “Human Resources International” (HRI); “Human Resources Management” (HRM); “Vivento” (Vivento); “Group Change Management” (GCH); “Group Diversity Management” (GDM); “Human Resources Development” (HRD); “Human Resources Projects & Operations” (HPO) including “Human Resources Service Telekom” (PS) and “HR Demand & Vendor Management” (HDV); “Human Resources Business Partner Corporate”; “Human Resources Business Partner International”

·	The units allocated to the Germany Board department: “Service Academy” (SAK) and “Group Business Security” (GBS);

·
The units allocated to the Chief Operating Officer/Europe (COO/EU) Board department: Board Member Support, COO/EU” (VS COO/EU); “Products & Innovation” (“P&I”) to which the “Product House” sub-areas of T-HOME are added; “Corporate Procurement” (CP); “Europe” (EU), to which the international Wholesale

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·
units of the “Wholesale Center” of T-HOME and the “Sales Multinational Groups” unit of T-Mobile Deutschland GmbH are added, which – independently of the spin-off – are to be transferred to Deutsche Telekom AG; “Group Technology”, to which the units “Global Network Operation”, “Global Network Planning” and “International Standardization” of Deutsche Telekom Netzproduktion GmbH are added, which – independently of the spin-off – are to be transferred to Deutsche Telekom AG.

·
The final allocation of Network Operations (TOP) of T-Mobile Deutschland GmbH that ensures mobile operations in the European national companies, including Solution&Competence Centre TSS (ITES2) that supports the IT applications for the “TOP“ unit will be agreed with the employee representatives in a separate procedure.

·
 The goal is to have developed a joint proposal by the time the spin-off becomes effective at the latest. Precluded is the Lawful Interception (TOP 63) unit that ensures compliance with regulatory requirements; independent of the spin-off and the discussions on the other “TOP“ units to be held with the employee representatives, this unit will be transferred to the Data Privacy, Legal Affairs and Compliance Board department within Group Headquarters & Shared Services;

·	The unit allocated to the T-Systems Board department: “Board Member Support for T-Systems” (VS TS);

·
The units allocated to the Data Privacy, Legal Affairs and Compliance (DRC) Board department: Board Member Support, DRC (VS DRC); “Economic Offenses Law” (WSR); “Group Security Policy” (GSP), to which the “Interception” area of T-Mobile Deutschland GmbH is added, which – independently of the spin-off – is to be transferred to Deutsche Telekom AG; “Group Privacy” (GPR); “Group IT-Security” (GIS); “Corporate Legal Affairs” (CLA) with “Group Legal Affairs” (GLA) and “Group Compliance Management” (GCM);

·
The units allocated to the Southern and Eastern Europe” (SEE) Board department: “Board Member Support, SEE” (VS SEE); “Finance SEE”, to which “International Investment Controlling” and “International Business” of T-HOME are added; “Global Business Development”; “Area Management OTE Group”; “Area Management HAT/PMT”; “Area Management MT”; “Area Management ST/P&S”; “DT OTE Value Enhancement” (DOVE).

A new management structure has been in place since July 1, 2009 (see above, Section II. 1.1 (c) (iv). Four functional and three regional decision-making boards below Board of Management level form an essential interface between the regional and functional areas of responsibility of the Board of Management members. This structure will also continue to exist after the spin-off. After the spin-off, reporting will also continue to follow the new segment structure that was implemented at the same time (see Section II. 1.1 (c) (iii) above), which will be reported on for the first time as of September 30, 2009.

(b)	The Board of Management

Following the spin-off, the Board of Management of Deutsche Telekom AG will be made up the same members and work on the basis of the schedule of responsibilities described above (see Section II. 1.1 (h)).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

5.2	T-Mobile Deutschland GmbH

(a)	Overview

At T-Mobile Deutschland GmbH or – following the intended change of company name –see Section II. 1.2 (h) (i)) – Telekom Deutschland GmbH, the operational business of the Deutsche Telekom Group is to be bundled and supplied by an integrated fixed-network and mobile services provider in Germany. The company’s headquarters are to be located in Bonn. The company is expected to have about 20,000 employees (excluding shareholdings and subsidiaries).

All organizational units of the company are to be assigned under labor law and organizationally to the chairman of the managing board, who will simultaneously be a member of the Board of Management of Deutsche Telekom AG. These units will report to this person and work separately from other Board of Management departments with centralized management functions at the level of Deutsche Telekom AG. However, the Board of Management of Deutsche Telekom AG also remains authorized to have an influence on the operational management of the T-HOME business area in the future, down to decisions on daily business, based on the right to issue instructions to which it is entitled on the basis of the control agreement that is in force between Deutsche Telekom AG and T-Mobile Deutschland GmbH.

(b)	Management

After the spin-off, the management of T-Mobile Deutschland GmbH is to be made up of the following members:

Subject to a decision by the Supervisory Board of T-Mobile Deutschland GmbH, the chairman of the managing board is to be Niek Jan van Damme. Moreover, it is planned, subject to a decision by the Supervisory Board of T-Mobile Deutschland GmbH, to appoint the following persons as managing directors:

Thomas Berlemann;

Thomas Dannenfeldt;

Friedrich Fuß;

Christoph Ganswindt;

Dr. Christian P. Illek;

Dr. Bruno Jacobfeuerborn;

Dietmar Welslau.

The distribution of the business areas will take place after the managing directors are appointed. It is planned that the management of T-Mobile Deutschland GmbH after the spin-off will work on the basis of the following distribution of areas:

·
Chairman of the managing board, with the overall responsibility for the Germany business (Profit & Loss) with consumers and business customers, and the responsibility, among other things, for all data protection and compliance issues, strategic and corporate development including detailing the company’s strategic

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

·	positioning and establishing the strategic framework and strategic prioritization as well as the analysis and evaluation of the strategic and economic situation;

·
Marketing, with responsibility for, among other things, development and implementation of the marketing strategy, creation of the marketing plan, and management of the resulting measures. Implementation of strategies in marketable products and services, also for the “Wholesale” area, among others, and development and evaluation of new business models

·
IT, with responsibility for IT strategy, IT governance, and ensuring optimum IT management, particularly by conceptual design of IT solutions and their implementation relating to IT business support and process automation

·
Finance, with responsibility for, among other things, support of the management in optimizing earnings. In addition to other tasks, this includes financial planning, budgeting, project costing, forecast and reporting, revenue, cost, investment, and project controlling, procurement, facility management, process and quality management, and the creation of analyses, benchmarks, business cases, and conceptual management of billing

·
Human Resources Business Partner Germany, with responsibility for, among other things, human resources and expense planning, an efficient and market-oriented organizational structure, provide consulting services to organizational units on all HR topics, and dealing with implications on the human resources business arising from the business objectives, as well as the HR contribution to achieving the respective functional business goals

·
Sales & Service, with responsibility for, among other things, the strategic orientation of Sales, design of the sales channel mix for optimum value, development and evaluation of new sales models, planning and implementation of sales and marketing campaigns and sales administration, as well as additionally responsibility for the business and operating profits of Deutsche Telekom Kundenservice GmbH

·
Technical Service, with responsibility for, among other things, development and implementation of strategy for technical services, providing efficient and customer-oriented services, continuous improvement of processes in technical services, and the expansion of the service portfolio to add value, as well as additionally responsibility for the business and operating profits of Deutsche Telekom Technischer Service GmbH

·
Technology, with responsibility for, among other things, the definition of the strategy for the roll-out of the core network design, network convergence of fixed and mobile, the regional technology organization, network planning, network construction, and operations of the fixed and mobile network, as well as additionally responsibility for the business and operating profits of Deutsche Telekom Netzproduktion GmbH

·	Shops, representation of Telekom Shop Vertriebsgesellschaft mbH in the management.

6.	COSTS OF THE SPIN-OFF

The costs for the necessary measures for preparation and performance of the spin-off are estimated to amount to about € 24 million. This relates in particular to the costs of the extraordinary shareholders’ meeting, costs for tax, legal, and balance sheet consulting services, costs for the necessary adaptation of the accounting and HR-related IT systems, and notary, court, land registry, and publication costs.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The majority of these costs will already have been incurred prior to the date of the shareholders’ meeting on November 19, 2009, in order to be able to allocate the operating activities for the newly defined T-HOME business area to separate accounts starting January 1, 2010, and to be able to complete the spin-off at the time of the expected entry.

III.           PERFORMANCE OF THE SPIN-OFF

The performance of the spin-off will be described in the following sections: first, the principles of a spin-off by acquisition (see Section III. 1.), then the spin-off procedure (see Section III. 2.), and finally, the major steps of the spin-off (see Section III. 3.).

1.	SPIN-OFF BY ACQUISITION

Spin-off pursuant to the German Reorganization and Transformation Act (Umwandlungsgesetz, UmwG) makes it possible to transfer one or more assets each “in its entirety“ in the course of what is called partial universal succession from the transferring legal entity – in this case, Deutsche Telekom AG – to one or more accepting legal entities – in this case, T-Mobile Deutschland GmbH – in exchange for the granting of shares in each accepting legal entity to the transferring legal entity (spin-off by acquisition under § 123 (3) (1) UmwG). Partial universal succession means that T-Mobile Deutschland GmbH becomes the universal successor of Deutsche Telekom AG in part, that is, in connection with the spin-off assets and liabilities, at the effective date of the spin-off by entry thereof in the Commercial Register listing of Deutsche Telekom AG. This makes it unnecessary to transfer each individual asset or each individual liability or other legal position by a separate individual act of transfer.

2.	SPIN-OFF PROCEDURE

The spin-off requires the conclusion of a spin-off agreement.

On September 3, 2009, Deutsche Telekom AG and T-Mobile Deutschland GmbH concluded the spin-off agreement notarized by notary public Dr. Ingrid Doyé with offices in Cologne. The spin-off agreement regulates the details of the transfer of the newly defined T-HOME business area of Deutsche Telekom AG to T-Mobile Deutschland GmbH. The spin-off agreement is described in greater detail in Section V below.

According to § 125 sentence 2 UmwG, a review of the spin-off by independent auditors in accordance with §§ 9 - 12 UmwG is not required and will therefore not be carried out.

The spin-off of the spin-off assets and liabilities of Deutsche Telekom AG to T-Mobile Deutschland GmbH in the course of spin-off by acquisition under § 123 (3) (1) UmwG occurs in exchange for a grant of a share in the business in the amount of EUR 980,000,000.00. For this purpose, the shareholders' meeting of T-Mobile Deutschland GmbH will pass a resolution increasing the share capital by EUR 980,000,000.00 from EUR 520,000,000.00 to EUR 1,500,000,000.00 by issuance of a new share in the business with a nominal value of EUR 980,000,000.00. This share will be assumed by Deutsche Telekom AG. Accordingly, even after the effective spin-off date, Deutsche Telekom AG will still be the sole shareholder of T-Mobile Deutschland GmbH. The capital will be increased against noncash contributions. The capital contribution made by Deutsche Telekom AG consists of spin-off assets and liabilities. Pursuant to § 125 sentence 1 and § 53 UmwG, the spin-off is not permitted to be entered into the Commercial Register entry for T-Mobile Deutschland GmbH until the increase in the share capital of T-Mobile Deutschland GmbH has been entered in the Commercial Register.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

3.	MAJOR STEPS IN THE SPIN-OFF

3.1	Spin-off agreement and preparatory resolutions by governing bodies

The spin-off agreement, as it is to be submitted to the shareholders’ meeting on November 19, 2009 for approval, was concluded and notarized by notary public and, pursuant to § 125 sentence 1 UmwG in conjunction with § 61 (1) UmwG, will be submitted to the Commercial Register at the Bonn Local Court, Register Court, prior to the calling of the shareholders’ meeting. The material content of the spin-off agreement is presented in the invitation to the shareholders’ meeting on November 19, 2009, which will be published at the beginning of October in the electronic Official Gazette of the Federal Republic of Germany.

After the Board of Management of Deutsche Telekom AG and the management of T-Mobile Deutschland GmbH had prepared a draft of the spin-off agreement, the Board of Management of Deutsche Telekom AG passed a resolution on August 10, 2009, and the management of T-Mobile Deutschland GmbH passed a resolution on August 17, 2009, on the spin-off of the assets and liabilities listed in the spin-off agreement and in this connection on the conclusion of the spin-off agreement.

Before August 28, 2009, the spin-off agreement was amended to update details of the consequences of the spin-off for employees and employee representatives. On August 28, 2009, the Supervisory Board of Deutsche Telekom AG and, on September 2, 2009, the Supervisory Board of T-Mobile Deutschland GmbH approved the spin-off of the assets and liabilities listed in the spin-off agreement and the conclusion of the spin-off agreement, in each case taking into account the update mentioned above. The Board of Management of Deutsche Telekom AG and the management of T-Mobile Deutschland GmbH approved the updated spin-off agreement approved on September 1 and 2, 2009.

3.2	Shareholders’ meeting of Deutsche Telekom AG and shareholders’ meeting of T-Mobile Deutschland GmbH

Pursuant to § 125 sentence 1 UmwG in conjunction with §§ 13 (1), 50 (1), 65 (1) UmwG, the spin-off agreement will only become effective when both the shareholders’ meeting of Deutsche Telekom AG and the shareholders’ meeting of T-Mobile Deutschland GmbH consent to it, each with a majority of at least three-fourths of the share capital represented at the adoption of the resolution (Deutsche Telekom AG) or the votes cast (T-Mobile Deutschland GmbH).

It is envisaged that the shareholders' meeting of T-Mobile Deutschland GmbH approves the spin-off agreement before the extraordinary shareholders' meeting of Deutsche Telekom AG to be held on November 19, 2009.

Submission of the spin-off agreement between Deutsche Telekom AG and T-Mobile Deutschland GmbH to the shareholders’ meeting of Deutsche Telekom AG for its approval is planned for November 19, 2009, pursuant to § 125 sentence 1 UmwG in conjunction with § 13 UmwG. The spin-off agreement, as well as this spin-off report, the interim balance sheet of Deutsche Telekom AG as of June 30, 2009, the annual financial statements and the consolidated financial statements of Deutsche Telekom AG for the 2006, 2007 and 2008 financial years as well as the management reports of Deutsche Telekom AG and the Group management reports for the 2006, 2007 and 2008 financial years, the annual financial statements of T-Mobile Deutschland GmbH for the 2006, 2007 and 2008 financial years as well as the management reports of T-Mobile Deutschland GmbH for the 2006, 2007 and 2008 financial years will be available for inspection by the shareholders in the offices of Deutsche Telekom AG from the time that the shareholders’ meeting is called. Shareholders will be given a copy free of charge on request.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

3.3	Capital increase at T-Mobile Deutschland GmbH

In order to perform the spin-off, T-Mobile Deutschland GmbH will increase its share capital by € 980,000,000.00, from EUR 520,000,000.00 to EUR 1,500,000,000.00. The corresponding resolution is planned to be passed at the shareholders’ meeting of T-Mobile Deutschland GmbH together with the approval to the spin-off agreement. The spin-off may be entered in the Commercial Register as soon as the capital increase has been entered in the Commercial Register of T-Mobile Deutschland GmbH.

In accordance with the previous practice of the register court at the Bonn Local Court, no noncash capital increase report is necessary for entry of the noncash capital increase. Therefore, it can be assumed that no noncash capital increase report will be filed.

3.4	Filing and registration of the spin-off

The spin-off will be effective upon entry into the Commercial Register at the registered offices of the transferring legal entity – in this case, Deutsche Telekom AG – whereby the entry into the Commercial Register at the registered offices of the transferring legal entity – in this case, Deutsche Telekom AG – is only permitted to occur after the entry into the Commercial Register of the accepting legal entity – in this case, T-Mobile Deutschland GmbH – has occurred.

Pursuant to § 125 sentence 1 in conjunction with § 17 (2) UmwG, the filing of the spin-off with the Commercial Register of Deutsche Telekom AG must include a balance sheet from Deutsche Telekom AG as the closing balance sheet. The selection of January 1, 2010, as the effective spin-off date results in the annual financial statements of Deutsche Telekom AG at December 31, 2009, being the closing balance sheet within the meaning of § 17 (2) UmwG.

The entries in the Commercial Register will be completed in the following order:

·	Entry of the capital increase into the Commercial Register of T-Mobile Deutschland GmbH

·	Entry of the spin-off into the Commercial Register of T-Mobile Deutschland GmbH

·	Entry of the spin-off into the Commercial Register of Deutsche Telekom AG

Upon entry of the spin-off into the register of Deutsche Telekom AG as the transferring legal entity, the spin-off becomes effective with the consequences explained below under Section IV.

The Board of Management of Deutsche Telekom AG and the managing board of T-Mobile Deutschland GmbH expect that the entries will occur after submission of the closing balance in 2010, and the spin-off will thus become effective.

3.5	No merger control

The performance of the spin-off is not subject to merger control. Deutsche Telekom AG and T-Mobile Deutschland GmbH are considered a single company under anti-trust law and under merger control law.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

III.           LEGAL, TAX, AND ECONOMIC CONSEQUENCES OF THE SPIN-OFF

The following sections report on the legal consequences of the spin-off (see Section IV. 1.), the tax consequences of the spin-off (see Section IV. 2.), and the economic consequences of the spin-off (see Section IV. 3.).

1.	LEGAL CONSEQUENCES OF THE SPIN-OFF

1.1	Consequences of the spin-off under company law

(a)
Transfer of the assets and liabilities to be spun off to T-Mobile Deutschland GmbH in the course of partial universal succession in exchange for granting a share in the company T-Mobile Deutschland GmbH.

The consequences of the spin-off under company law are derived from the Umwandlungsgesetz (UmwG). According to this law, the entry of the spin-off in the Commercial Register of Deutsche Telekom AG has the following effects under company law in particular:

The spin-off portion of the assets and liabilities of Deutsche Telekom AG as the transferring legal entity transfer in their entirety to T-Mobile Deutschland GmbH as the accepting legal entity (known as partial universal succession, see § 131 (1) (1) UmwG.

Deutsche Telekom AG as the transferring legal entity becomes the owner of a new share in T-Mobile Deutschland GmbH as the accepting legal entity in accordance with the stipulations in the spin-off agreement (§ 131 (1) (3) sentence 3 UmwG).

As entities participating in the spin-off, Deutsche Telekom AG and T-Mobile Deutschland GmbH are jointly and severally liable for the liabilities of Deutsche Telekom AG as the transferring legal entity that were established prior to the effective spin-off date, according to the provisions of § 133 (1) UmwG.

For the rights and obligations of the parties to the agreement that form the basis of the spin-off agreement, please also refer to Section V of the explanatory notes to the spin-off agreement below.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(b)	Group structure following the spin-off

Following the spin-off, Deutsche Telekom AG will remain the highest-level company in the Deutsche Telekom Group and continue to run it as a strategic management holding – along with the operational business remaining with this company (see Section II. 2.2 (a), (c) and Section II. 5.1 (a)). The object of Deutsche Telekom AG as provided for in the Articles of Incorporation remains unchanged. Any future structural changes at the level of T-Mobile Deutschland GmbH that affect the object of Deutsche Telekom AG or that represent a fundamental decision for the shareholders’ meeting of the parent company according to the provisions of what is called the Holzmüller/Gelatine jurisprudence of the German Federal Court of Justice (Bundesgerichtshof, BGH), require the cooperation of the shareholders’ meeting of Deutsche Telekom AG. Specifically, relinquishing the equity investment in T-Mobile GmbH would only be permitted if the shareholders’ meeting of Deutsche Telekom AG would have approved in advance to a corresponding amendment in the object of Deutsche Telekom AG as set forth in the Articles of Incorporation. No such structural actions are currently being considered (see above, Section II. 1.2 (i)).

In the future, management of the operational business in the T-HOME business area in Germany will be the duty of the management of T-Mobile Deutschland GmbH. The Board of Management of Deutsche Telekom AG also remains authorized to have an influence on the operational management of the T-HOME business area in the future, down to decisions on daily business, based on the right to issue instructions to which it is entitled on the basis of the control agreement that is in force between Deutsche Telekom AG and T-Mobile Deutschland GmbH.

1.2	Consequences of the spin-off under labor law and employee representation law

(c)
The consequences of the spin-off for the employees are governed by §§ 131 (1) nos. 1 and 3, 324 UmwG and § 613 a (1) and (4) through (6) of the German Civil Code (BGB). According to these laws, the following fundamentally applies:

(d)
At the execution date, all employment relationships existing at this time at Deutsche Telekom AG that are allocated to the area to be spun off shall be transferred to T-Mobile Deutschland GmbH by operation of law pursuant to §§ 613a (1) sentence 1 BGB, 324 UmwG. Under §§ 613a (1) sentence 1 BGB, 324 UmwG, T-Mobile Deutschland GmbH enters into the employment relationships of the transferring employees with all rights and obligations appertaining thereto. This means in particular that all periods of service that were served or recognized at Deutsche Telekom AG will be counted as periods of service served at T-Mobile Deutschland GmbH.

(e)	Vested rights to benefits from company pensions will remain unchanged in force; in particular, currently running vesting periods will not be interrupted.

(f)
The employees will be notified of the transfer of their employment relationship pursuant to § 613a (5) BGB. Pursuant to § 613a (6) BGB, they can object in writing to the transfer of their employment relationship within one month after receipt of this notification. In case of any objection, the employment relationship with Deutsche Telekom AG remains in force. However, any employee who objects can expect his or her employment relationship to be terminated as a result of compulsory redundancy due to a lack of opportunities for continued employment.

(g)
In the course of the spin-off, the following operational units will be transferred from the newly defined T-HOME business area (excluding the Deutsche Telekom Business Customers unit (T-HOME DT GK)) to T-Mobile Deutschland GmbH: Head Office T-HOME, Wholesale Center, Value-added Services Center, Information Technology Center, and HR, Organization & Environmental Affairs Center. From the T-HOME DT GK business area, the operational units Sales & Service Management, Northern District, Sales & Service Management, Northeastern District, Sales & Service Management, Western District, Sales & Service Management, Central District, Sales & Service Management, Southwestern District, Sales & Service Management, Southern District, and the central unit Marketing & Product Management/Human Resources Management/Telecommunications Operations are included in the spin-off. All operational units are created under the Collective Agreement on Organizational Allocation (Zuordnungstarifvertrag), as a result of which, in particular, independent operating units are each allocated to one of the aforementioned principal operations.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(h)
In the course of the spin-off, the collective agreements of Deutsche Telekom AG will be replaced by the collective agreements of T-Mobile Deutschland GmbH. However, the transfer of operations will be accompanied by the conclusion of corresponding collective agreements. The objective of these collective agreements is to harmonize the different existing collective agreements and hence different working conditions to support the convergence of both corporate areas in terms of human resources policies. Insofar as collective provisions apply to employees not bound by collective agreements due to a reference clause under labor law, the reference under labor law to the individual collective agreements shall govern which collective agreements shall apply.

(i)
The works agreements in existence at Deutsche Telekom AG will be transferred to T-Mobile Deutschland GmbH, provided that the operation’s identity is retained, a collective agreement non-negotiability effect does not arise from §§ 77 (3) and §§ 87 (1) of the Works Constitution Act (Betriebsverfassungsgesetz, BetrVG), and existing collective provisions in the receiving units do not replace such agreements. The central works agreements applicable for the operations of the T-HOME business area shall continue to apply as works agreements subject to the provisos specified in sentence 1. The spin-off will have no effect on the application of Group works agreements. If the identity of the operational units existing prior to the spin-off ends as a consequence of integration into existing operational units or as a consequence of the new establishment of operational units, the rights and obligations appertaining thereto continue to be in force under individual law as long as they are not replaced by a works agreement existing in the accepting operation or a newly agreed works agreement.

(j)
T-Mobile Deutschland GmbH is liable for all liabilities arising from the transferring employment relationships, including overdue liabilities. For liabilities that were established prior to the effective spin-off date, Deutsche Telekom AG is liable alongside T-Mobile Deutschland GmbH as a joint and several debtor if the liabilities are due before five years elapse from the effective spin-off date and claims against Deutsche Telekom AG arising from them have been established in a manner listed in § 197 (1) nos. (3) through (5) BGB (these are: (a) claims legally held to be final and absolute, (b) claims arising from enforceable legal settlements or enforceable instruments, or (c) claims that have become enforceable due to a ruling occurring in bankruptcy proceedings), or if a court or government agency enforcement action is undertaken or applied for. The period prior to the execution date during which pension obligations have arisen on the basis of the provisions of the German Company Pension Act (Betriebsrentengesetz) shall, according to the previous sentence, be ten years.

(k)
Pursuant to §§ 613a (4) BGB, 324 UmwG, terminations by the employer due to the spin-off are not permitted. Terminations by the employer for other reasons remain possible. Pursuant to § 323 UmwG, the position of the employees under termination law shall not worsen due to the spin-off for a period of two years from the execution date. The waiver of termination under a collective agreement that exists for employees at Deutsche Telekom AG remains in force at T-Mobile Deutschland GmbH for those employees moving to T-Mobile Deutschland GmbH. In addition, a termination waiver has been agreed for T-Mobile Deutschland GmbH until December 31, 2010 as part of a collective agreement.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(l)
As part of the spin-off, it is planned to restructure the operations set forth in Section IV. 1.2 above and the operations of T-Mobile Deutschland GmbH. Insofar as previous operations structures change as a result, negotiations on the reconciliation of interests will be conducted with the Group works council of Deutsche Telekom AG. It is planned to create an integrated sales & service unit for the German fixed network and mobile communications business shortly following the entry of the Spin-off. This is to be achieved, inter alia, by transferring the necessary sales & service management units (approx. 720 full-time equivalents) from Deutsche Telekom Kundenservice GmbH to T-Mobile Deutschland GmbH. Furthermore, it is intended to transfer the present T-HOME DT GK unit from T-Mobile Deutschland GmbH to Deutsche Telekom Kundenservice GmbH following the Spin-off. Prerequisite for the transfer into Deutsche Telekom Kundenservice GmbH is that the necessary IT and process-related measures will have also been taken both for the AGB and the individualized business for business customers at this point in time. The units are to be transferred immediately after these requirements have been met. The necessary changes for this will be reviewed on a quarterly basis. The review deadline for implementation and the fulfillment of the transfer requirements shall be June 30, 2011.

(m)	The office and seats of the members of the Central Works Council (GBR) of the T-HOME business area and of the Central Works Council of T-Home DT GK shall terminate upon the execution date.

(n)
The employee representatives elected in the affected operational units of T-HOME shall continue to carry out their office in the course of the spin-off as long as the structure of the operational unit in question remains unchanged. If changes occur in the operational structure, then the provision under employee representation law shall apply, particularly those relating to the transitional mandate under § 21a BetrVG.

(o)	The Group works council of Deutsche Telekom AG will remain unaffected by the spin-off.

1.3	Consequences of the spin-off for civil servants

(p)
In addition to the employment relationships with employees, about 8,992 civil servant relationships still exist, which are to be allocated to the area to be spun off. These civil servants belong to Deutsche Telekom AG under civil service law. Special provisions exist in this respect for reasons of civil service law; the civil service relationship shall not be transferred under § 613a BGB. Of these civil servants, just under 5,132 are civil servants on leave of absence within the meaning of § 4 (3) of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz, PostPersRG) (defined as ‘civil servants on temporary leave from civil-servant status’).

(q)
At the time of moving to T-Mobile Deutschland GmbH, the civil servants working in the spin-off area will be offered leave of absence for assignment to T-Mobile Deutschland GmbH pursuant to § 13 of the Special Leave Regulations, or they will be assigned appropriate duties. In case of a leave of absence, their civil servant status vis-à-vis Deutsche Telekom AG shall be suspended, and the civil servants will enter into an employment relationship with T-Mobile Deutschland GmbH. In case of assigned duties, the civil servant remains subject to Deutsche Telekom AG under civil service law, and would receive remuneration from this entity; however, T-Mobile Deutschland GmbH would be authorized to issue instructions to the extent that the duties in that company would so require.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

(r)
T-Mobile Deutschland GmbH agrees to make an offer for duties in an employment relationship to all civil servants from the spin-off area who are active and/or on temporary leave from civil-servant status (or who are on parental leave or on unpaid leave of absence), or to employ them by way of assignment. Insofar as civil servants working in the spin-off area are not given leave of absence to work at T-Mobile Deutschland GmbH, Deutsche Telekom AG is obligated to assign them appropriate duties at T-Mobile Deutschland GmbH within the scope of § 4 (4) PostPersRG.

(s)
T-Mobile Deutschland GmbH agrees to also accept civil servants by way of assignment for a period of at least five years. The further modalities of assignment, such as settlement of accounts and payment procedures, will be regulated in a separate agreement.

1.4	Consequences of the spin-off under codetermination law

There will be no changes to the Supervisory Board of Deutsche Telekom AG due to the spin-off. If one of the employees whose employment relationship transfers to T-Mobile Deutschland GmbH is a member of the Supervisory Board of Deutsche Telekom AG, the Supervisory Board office shall not be affected. The employees transferred to T-Mobile Deutschland GmbH will continue to have the right to vote and be elected in the future for elections of employee representatives to the Supervisory Board of Deutsche Telekom AG under the same conditions as before.

According to § 7 (1) of the German Co-Determination Act (Mitbestimmungsgesetz, MitbestG), the required number of Supervisory Board members depends on how many employees are regularly employed at a company. Accordingly, upon conclusion of the spin-off agreement and currently, there would be six Supervisory Board members for the shareholders and six Supervisory Board members for the employees. With the spin-off and the transfer of the employees affected by the spin-off from Deutsche Telekom AG to T-Mobile Deutschland GmbH, the Supervisory Board of T-Mobile Deutschland GmbH shall comprise 20 members on the basis of the expected number of staff once the spin-off has become effective, i.e. ten shareholder representatives and ten employee representatives.

1.5	Regulatory consequences of the spin-off

As the operator of a public telecommunications network and as the provider of telecommunications services, Deutsche Telekom AG is subject to the provisions of the German Telecommunications Act (Telekommunikationsgesetz, TKG).

Part 2 of the Telecommunications Act (§§ 9 to 43 TKG) with the provisions on “market regulation” contains the sector-specific provisions of the Competition Ordinance for Telecommunications Markets, which takes precedence over the general provisions of German anti-trust law. The core of market regulation is the regulatory order, in which the Federal Network Agency determines which telecommunications markets companies are active in with substantial market power, so that no effective competition exists, and then imposes obligations in the individual telecommunications market on the identified companies with considerable market power under §§ 19, 20, 21, 24, 30, 39, 40, 41 (1) or § 42 (4) sentence 3 TKG. The nature and scope of these obligations are established in a general way in the context of a complex deliberation process. Deutsche Telekom AG is the recipient of several such regulatory orders, which are burdensome administrative actions.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The obligations expressed in general terms in the regulatory orders are specified by the Federal Network Agency in additional regulatory instruments.

These are initially the decree of a standard offering under § 23 (3) sentence 1 und (4) sentence 1 TKG, by which the Federal Network Agency regulates the commercial, operational, and technical conditions of telecommunications services, which the company with substantial market power is obligated to make available due to a regulatory order, in the framework of sample agreements. The decree of the standard offering is a burdensome administrative action. The Federal Network Agency has issued such decrees for, for instance, the products local loop, interconnection, IP bitstream access and ATM bitstream access.

In addition, the Federal Network agency is authorized to issue access decrees under § 25 TKG that regulate specific service relationships between Deutsche Telekom AG and another operator of a public telecommunications network regarding access to the various infrastructure facilities of Deutsche Telekom AG with regard to commercial, operational, and technical factors. Such access decrees exist primarily in the area of interconnection services, but also in connection with IP bitstream access and access to the local loop. Such decrees are burdensome administrative actions for Deutsche Telekom AG.

Moreover, the Federal Network Agency may declare agreed remuneration to be ineffective under § 38 (4) sentence 1 TKG in the context of ex-post proceedings and prohibit their agreement in future contracts insofar as they are abusive.

The Federal Network Agency may also issue misuse orders under § 42 TKG against companies whose substantial market power has been established in the context of a regulatory order, in order to terminate the abusive exploitation of substantial market power. For this purpose it may impose or prohibit certain practices and declare agreements wholly or partially invalid in relation to a company that is misusing its position of significant market power. These are also burdensome administrative actions.

Finally, Deutsche Telekom AG must obtain rate approvals if this action has been imposed on DTAG as an obligation in the context of the regulatory orders. Without a rate approval Deutsche Telekom AG is not authorized to charge rates from its parties to contracts and must provide advance services until such approval is granted. Therefore, the rate approval is a beneficial administrative action for Deutsche Telekom AG.

The Telecommunications Act recognizes three procedures for determining rates: rates are primarily determined on the basis of cost information, which the company with substantial market power develops and submits. However, the Federal Network Agency may also determine rates on the basis of a comparative market analysis or a costing model.

It must be legally clarified whether the administrative actions addressed to Deutsche Telekom AG under §§ 9 to 43 TKG will transfer to T-Mobile Deutschland GmbH by way of legal succession or whether they must be re-issued. The Telecommunications Act does not provide any provisions for legal succession to administrative actions under §§ 9 to 43 TKG. Therefore, the legal succession to the administrative actions is evaluated based on the partial universal succession of T-Mobile Deutschland GmbH in the spin-off assets and liabilities of Deutsche Telekom AG according to principles under general administrative law. Since no history of rulings by either the Federal Network Agency or the Administrative Courts exists in connection with legal succession of administrative actions under the Telecommunications Act, legal uncertainties remain.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

According to general principles of administrative procedural law, a distinction is made between person-related and non-person-related administrative actions. While the capacity of legal succession of administrative actions is generally denied in case of person-related administrative actions that are linked to characteristics in the person of the individual addressed, this capacity is fundamentally affirmed in relation to non-person-related beneficial administrative actions that are linked to the particular nature of a system or operation, but only affirmed for burdensome administrative actions when this is necessary based on the purpose of the individually applicable law.

Regulatory orders contain person-related elements particularly in the framework of the market definition and market analysis, since market conditions and the specific market position of individual companies are investigated. However, due to the association clause in § 3 No. 29 TKG, this investigation takes place in relation to the Group, so that the majority of factors nevertheless speak for legal succession with regard to the findings of the Federal Network Agency on the market definition and market analysis due to the corporate continuity between Deutsche Telekom AG and T-Mobile Deutschland GmbH. Furthermore, regulatory orders, decrees on the standard offering, access decrees, and misuse orders primarily have non-person-related features, since these obligations are linked to the network infrastructure and the operations of Deutsche Telekom AG. If the operational units necessary for performance of the Federal Network Agency decrees are transferred to T-Mobile Deutschland GmbH, then a majority of the factors speak for legal succession in the individual administrative actions in order to ensure continuity of the service relationships between Deutsche Telekom AG and the competitors.

With regard to legal succession in the rate approvals, it is significant that the costing documents refer specifically to a particular company to a significant extent – even within a Group. Therefore, the possibility exists that cost assignments and also the costs themselves may change due to intragroup spin-off and transfer of parts of a company. If the rate approvals expire for this reason, T-Mobile Deutschland GmbH can apply for rate approvals itself at any time, which can also be granted retroactively when legal requirements are complied with.

Deutsche Telekom AG is currently clarifying the continued applicability of the decrees, orders, and approvals affected by the spin-off. The Federal Network Agency informed Deutsche Telekom AG that the regulatory orders and the rate approvals issued to Deutsche Telekom AG also apply to T-Mobile Deutschland GmbH. The (continued) applicability of the rate approvals is based on § 3 no. 29 TKG and therefore requires no changes to the corresponding notices. The other administrative actions of the Federal Network Agency are currently undergoing final clarification.

Legal succession in assignment notices regarding telephone numbers is laid down in § 4 (6) of the Telecommunications Numbering Ordinance (Telekommunikations-Nummerierungsverordnung - TNV), according to which legal succession in the assignment notice fundamentally occurs insofar as a spin-off within the meaning of § 123 UmwG exists. The Federal Network Agency must be notified of and confirm the transfer of numbers by legal succession.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

2.	TAX CONSEQUENCES OF THE SPIN-OFF

2.1	Tax consequences at the level of Deutsche Telekom AG and T-Mobile Deutschland GmbH

(a)           Current income taxes

Deutsche Telekom AG

Income tax-neutrality of the spin-off

The spin-off of the newly defined T-HOME business area to T-Mobile Deutschland GmbH does not trigger any income tax liability for Deutsche Telekom AG; for income tax purposes, it will be recognized outside profit or loss at book value.

In its advance ruling dated July 31, 2009, the Bonn City Center Tax Office confirmed that the T-HOME business area is an operating business unit within the meaning of § 20 Umwandlungssteuergesetz (UmwStG—German Reorganization Tax Act). This reflects the details of the spin-off and take-over agreement. The Bonn City Center Tax Office has additionally confirmed that the further conditions set out in § 20(2) sentence 2 UmwStG for recognizing the spun-off assets and liabilities at their tax base have been satisfied. The same principle applies to the co-ownership interests to be transferred to T-Mobile Deutschland GmbH.

Pursuant to § 20(2) sentence 2 UmwStG, T-Mobile Deutschland GmbH is thus entitled to recognize the transferred business assets and liabilities at their tax base. T-Mobile Deutschland GmbH will also exercise this option and will file the required application by no later than the first filing of its closing tax accounts as of December 31, 2009 (§ 20(2) sentence 3 UmwStG). In accordance with § 20(3) sentence 1 UmwStG, the carrying amount of the business assets and liabilities recognized at T-Mobile Deutschland GmbH will be Deutsche Telekom AG’s selling price for the spun-off business assets and liabilities and its acquisition cost for the share in T-Mobile Deutschland GmbH received. With regard to Deutsche Telekom AG’s equity investments in partnerships (co-ownership shares) that will also be spun off to T-Mobile Deutschland GmbH, the application for recognition at their tax base in accordance with § 20(2) sentence 3 UmwStG will not be filed by T-Mobile Deutschland GmbH, but by the partnership concerned.

The spin-off, which will be filed for entry in the commercial register once Deutsche Telekom AG’s closing balance sheet as of December 31, 2009 has been prepared, will be effective for income tax purposes retrospectively as of midnight on December 31, 2009. Pursuant to § 20(5) sentence 1 UmwStG, application will be made to determine the income, assets, and liabilities of Deutsche Telekom AG and T-Mobile Deutschland GmbH as if the transferred business assets and liabilities had been transferred to T-Mobile Deutschland GmbH on expiration of the effective transfer date for tax purposes (midnight on December 31, 2009) in accordance with § 20(6) UmwStG. The taxable profit or loss of the spun-off T-HOME business area will thus be attributable to T-Mobile Deutschland GmbH effective January 1, 2010.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Deutsche Telekom AG’s tax loss carryforwards

In its advance ruling dated July 31, 2009, the Bonn City Center Tax Office confirmed that the spin-off of the newly defined T-HOME business area to T-Mobile Deutschland GmbH will not limit Deutsche Telekom AG’s ability to utilize tax loss carryforwards.

Consolidated tax group for income tax purposes consisting of Deutsche Telekom AG and T-Mobile Deutschland GmbH

There is a control agreement and a profit and loss transfer agreement between Deutsche Telekom AG as the controlling entity and T-Mobile Deutschland GmbH as the controlled entity, and hence a consolidated tax group for income tax purposes consisting of these two entities. In its advance ruling dated June 10, 2009, the Bonn City Center Tax Office confirmed that the control agreement and profit and loss transfer agreement originally entered into on December 4, 2000 by T-Mobile International AG as the controlling entity and T-Mobile Deutschland GmbH as the controlled entity will continue to be effective between Deutsche Telekom AG (universal successor of T-Mobile International AG) as the controlling entity and T-Mobile Deutschland GmbH as the controlled entity after the merger of T-Mobile International AG with Deutsche Telekom AG recorded in Deutsche Telekom AG’s commercial register on July 6, 2009, and that there will be a consolidated tax group for income tax purposes consisting of Deutsche Telekom AG as the parent and T-Mobile Deutschland GmbH as the subsidiary after the merger.

As a result, the taxable profit or loss of T-Mobile Deutschland GmbH, including the taxable profit or loss attributable after January 1, 2010 to the T-HOME business area spun off to T-Mobile Deutschland GmbH, will be attributable for tax purposes to Deutsche Telekom AG pursuant to § 14(1) Körperschaftsteuergesetz (KStG—German Corporate Income Tax Act) and § 2(2) Gewerbesteuergesetz (GewStG—German Trade Tax Act). Consequently, the profit or loss for income tax purposes of the spun-off T-HOME business area of Deutsche Telekom AG will continue to be attributed to Deutsche Telekom AG after the effective spin-off date, despite the spin-off of the newly defined T-HOME business area to T-Mobile Deutschland GmbH.

Consolidated tax groups for income tax purposes consisting of Deutsche Telekom AG and corporations whose shares will also be spun off to T-Mobile Deutschland GmbH

To the extent that there are control and profit and loss transfer agreements between subsidiaries of Deutsche Telekom AG whose shares will be spun off to T-Mobile Deutschland GmbH with the newly defined T-HOME business area and Deutsche Telekom AG, and thus consolidated tax groups for income tax purposes consisting of these entities, these will continue to be effective after the spin-off of the shares to T-Mobile Deutschland GmbH (confirmed in the advance ruling by the Bonn City Center Tax Office dated July 31, 2009). This is due to the fact that the corresponding control and profit and loss transfer agreements will not be spun off to T-Mobile Deutschland GmbH, but will remain in force with Deutsche Telekom AG. Nor do the profit and loss transfer agreements expire at the end of the fiscal year in which the spin-off to T-Mobile Deutschland GmbH becomes effective pursuant to § 307 Aktiengesetz (AktG—German Stock Corporation Act), because T-Mobile Deutschland GmbH, as a wholly owned subsidiary of Deutsche Telekom, is not an external shareholder within the meaning of §§ 304 and 307 AktG. As no compensation payments are required to be made to T-Mobile Deutschland GmbH, no income in accordance with § 16 KStG arises at the corporations in question that would be taxable at those corporations regardless of the consolidated tax group for income tax purposes with Deutsche Telekom AG as the parent. The fact that the taxable profit or loss of the corporations in question is attributed to Deutsche Telekom AG, bypassing T-Mobile Deutschland GmbH, does not result in constructive dividends or constructive contributions either at the level of the consolidated tax group subsidiaries or at T-Mobile Deutschland GmbH.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Once the spin-off becomes effective in 2010, the plan is to terminate the profit and loss transfer agreements between the consolidated tax group subsidiaries and Deutsche Telekom AG effective on expiration of December 31, 2010 and for new profit and loss transfer agreements to be entered into subsequently by the consolidated tax group subsidiaries and T-Mobile Deutschland GmbH effective January 1, 2011. As the profit and loss transfer agreements to be terminated effective on expiration of December 31, 2010 will actually have been performed for five years, their termination has no adverse tax effects for the consolidated tax group subsidiaries and Deutsche Telekom AG.

Tainting periods for the new share in T-Mobile Deutschland GmbH

If and to the extent that Deutsche Telekom AG were to dispose of the share in T-Mobile Deutschland GmbH received in the course of the spin-off within a period of seven years from the transfer date, any gain resulting from the contribution of the T-HOME operating business unit to T-Mobile Deutschland GmbH by Deutsche Telekom AG would be taxable retroactively pursuant to § 22(1) sentence 1 UmwStG (“contribution gain I”; if applicable, the retroactive taxation of a contribution gain would correspond to the step-up in basis at T-Mobile Deutschland GmbH as the receiving company). The contribution gain I is the amount by which the fair market value of the transferred business assets and liabilities at the transfer date, net of the cost of the transfer of the assets and liabilities, exceeds the value recognized by T-Mobile Deutschland GmbH for the transferred business assets and liabilities, reduced by one-seventh for each full year expired since the transfer date.

The same principle applies to the share in T-Mobile Deutschland GmbH held to date by Deutsche Telekom AG if the spin-off results in the transfer of hidden reserves to this existing share (§ 22(7) UmwStG).

A contribution gain I also arises in the case of the other events listed in § 22(1) sentence 6 UmwStG (additional realization events).

At present, Deutsche Telekom AG has no intention of disposing either of the share in T-Mobile Deutschland GmbH granted as consideration for the spin-off of the newly defined T-HOME business area or of the existing share, or of realizing one of the events listed in § 22(1) sentence 6 UmwStG in respect of these shares. As a result, on the basis of the current plans, the income tax-neutrality of the spin-off will not cease to exist retroactively. The corresponding evidence required by § 22(3) UmwStG will be provided, to the extent that no tainting event is realized.

In the case of overpayments in the financial accounts resulting from differences between the determination of accounting and taxable profit at T-Mobile Deutschland GmbH within seven years of the spin-off of the newly defined T-HOME business area that are attributable to the consolidated tax group for income tax purposes consisting of Deutsche Telekom AG and T-Mobile Deutschland GmbH, the Bonn City Center Tax Office has confirmed in its advance ruling dated July 31, 2009 that these will not trigger any contribution gain I within the meaning of § 22(1) sentence 6 no. 3 UmwStG as long as the overpayments to be charged to T-Mobile Deutschland GmbH’s contribution account for tax purposes do not exceed the carrying amount in the tax accounts of Deutsche Telekom AG’s equity interest in T-Mobile Deutschland GmbH.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

No tainting periods for shares spun off to T-Mobile Deutschland GmbH

Certain equity investments in corporations will be spun off together with the newly defined T-HOME business area. These are without exception equity investments in corporations that Deutsche Telekom AG could have disposed of as tax-privileged disposals pursuant to § 8b(2) KStG. These shares are therefore not subject to tainting periods pursuant to § 22(2) UmwStG or § 8b(4) KStG (old version) or § 21 UmwStG (old version).

(Intercompany) transactions in the retroactivity period

Agreements that are effective under civil law will be entered into by T-Mobile Deutschland GmbH and Deutsche Telekom AG for the existing (intercompany) service relationships between Deutsche Telekom AG’s T-HOME business area and Deutsche Telekom AG’s other business areas. To the extent that these agreements cannot be effectively entered into under civil law by the effective spin-off date (January 1, 2010), the parties to the agreement will put each other in such a position internally as if these agreements had already become legally effective by the effective spin-off date. This is designed to ensure that (intercompany) delivery and service relationships between Deutsche Telekom AG and T-Mobile Deutschland GmbH are already deemed to be settled at arm’s length prices in the “for account phase” under commercial law.

The planned procedure governing service relationships in the retroactivity period will be recognized not only under commercial law, but also for tax purposes, as confirmed by the Bonn City Center Tax Office in its advance ruling dated July 31, 2009.

T-Mobile Deutschland GmbH

T-Mobile Deutschland GmbH will exercise the option available to it pursuant to § 20(2) sentence 2 UmwStG to recognize the transferred business assets and liabilities at their tax base as taken over by Deutsche Telekom AG.

T-Mobile Deutschland GmbH will file the application required for this pursuant to § 20(2) sentence 3 UmwStG by no later than the first filing of its closing tax accounts as of December 31, 2009 with the tax office responsible for it. With regard to Deutsche Telekom AG’s equity investments in partnerships (co-ownership shares) that will also be spun off to T-Mobile Deutschland GmbH, the application for recognition at their tax base in accordance with § 20(2) sentence 3 UmwStG will not be filed by T-Mobile Deutschland GmbH, but by the partnership concerned.

T-Mobile Deutschland GmbH will succeed to the tax status of Deutsche Telekom AG with regard to the business assets and liabilities transferred by Deutsche Telekom AG (pursuant to § 23(1) in conjunction with § 12(3) first half-sentence, § 4(2) sentence 3 UmwStG).

The taxable profit or loss of T-Mobile Deutschland GmbH, including the taxable profit or loss attributable after January 1, 2010 to the T-HOME business area spun off to T-Mobile Deutschland GmbH, will be attributable for tax purposes to Deutsche Telekom AG under the terms of a consolidated tax group for income tax purposes pursuant to § 14(1) KStG and § 2(2) GewStG.

(b)           Value added tax

The spin-off of the newly defined T-HOME business area to T-Mobile Deutschland GmbH is not subject to value added tax. This is due first to the fact that there is a consolidated VAT group consisting of Deutsche Telekom AG as the parent and T-Mobile Deutschland GmbH as the subsidiary. Second, the spin-off of the newly defined T-HOME business area to T-Mobile Deutschland GmbH represents a disposal of a business in its entirety for VAT purposes, which is not a taxable transaction pursuant to § 1(1a) Umsatzsteuergesetz (UStG—German VAT Act).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

During the existence of the consolidated VAT group consisting of Deutsche Telekom AG and T-Mobile Deutschland GmbH, services provided by Deutsche Telekom AG to T-Mobile Deutschland GmbH and, conversely, services provided by T-Mobile Deutschland GmbH to Deutsche Telekom AG, are intercompany transactions not subject to VAT. For VAT purposes, services provided to third parties by T-Mobile Deutschland GmbH are recorded for VAT purposes at Deutsche Telekom AG as the parent of the consolidated VAT group.

(c )           Land transfer tax

As part of the spin-off of the newly defined T-HOME business area of Deutsche Telekom AG to T-Mobile Deutschland GmbH, no land or land rights or equity investments in companies holding land in Germany will be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH. The spin-off therefore does not trigger any land transfer tax.

(d)           Advance ruling

The status of the newly defined T-HOME business area as an operating business unit and the associated ability to spin off the newly defined T-HOME business area in a tax-neutral transaction have been approved by the tax authorities in an advance ruling.

2.2	Tax consequences for Deutsche Telekom AG’s shareholders

The spin-off of the newly defined T-HOME business area to T-Mobile Deutschland GmbH does not have any tax consequences for Deutsche Telekom AG’s shareholders.

3.          ECONOMIC CONSEQUENCES OF THE SPIN-OFF

3.1	General

The intended effective date of the spin-off is January 1, 2010. The extraordinary shareholders’ meeting will be held before the effective spin-off date. Consequently, the accounting effects of the spin-off of the newly defined T-HOME business area in Germany from Deutsche Telekom AG to T-Mobile Deutschland GmbH are presented on the basis of the following pro forma projected balance sheets of Deutsche Telekom AG and T-Mobile Deutschland GmbH as of December 31, 2009 and January 1, 2010, including the assets and liabilities of the newly defined T-HOME business area to be transferred before and after the spin-off.

The spin-off of the newly defined T-HOME business area in accordance with § 123(3) UmwG will lead to an increase in the carrying amount of Deutsche Telekom AG’s investment in T-Mobile Deutschland GmbH and at the same time to a reduction in the (net) amounts of the other assets and liabilities in the balance sheet due to the assets and liabilities transferred. For accounting purposes, the increase in the acquisition cost recorded by T-Mobile Deutschland GmbH will be measured using the carrying amount of the assets and liabilities transferred or given up. The carrying amounts of the assets and liabilities at T-Mobile Deutschland GmbH are rolled forward from Deutsche Telekom AG’s closing balance sheet in the financial accounts (predecessor basis).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

3.2	Pro forma projected balance sheet of Deutsche Telekom AG as of December 31, 2009 (before the spin-off) and as of January 1, 2010 (after the spin-off)

The following section shows the pro forma projected balance sheets for Deutsche Telekom AG (also referred to as “DTAG” in the following pro forma projected balance sheet) as the transferring legal entity as of December 31, 2009 (before the spin-off) and January 1, 2010 (after the spin-off), including the assets and liabilities of the newly defined T-HOME business area to be transferred (also referred to as “THO new” in the following pro forma projected balance sheet).

Assets	DTAG (prior to spin-off)	"THO new"	DTAG (after spin-off)
	Dec. 31, .2009 millions of €	Dec. 31, .2009 millions of €	Jan. 1, 2010 millions of €
A.     Noncurrent assets
I.     Intangible assets
1.Concessions, industrial and similar rights and assets, and licenses in such rights and assets
2.     Advance payments
Total intangible assets

II.     Property, plant and equipment
1.Land and equivalent rights and buildings, including buildings on land owned by third parties
2.     Technical equipment and machinery
3.     Other equipment, plant and office equipment
4.     Advance payments and construction in progress
Total property, plant, and equipment

III.           Financial assets
1.     Investments in subsidiaries
2.     Loans to subsidiaries
3.     Investments in associated and related companies
4.     Other long-term loans
Total financial assets
	860 441 1.301 4.939 12.124 336 553 17.952 77.048 494 143 8 77.693	728 340 1.068 0 11.951 114 507 12.572 248 - 6 - 254	132 101 233 4.939 173 222 46 5.380 80.908 6.298 137 8 87.351
Total noncurrent assets

B.     Current assets
I.     Inventories, materials and supplies
1.     Raw materials and supplies
2.     Work in process
3.     Finished goods and merchandise
Total inventories

II.     Receivables and other assets
1.     Trade accounts receivable
2.     Receivables from subsidiaries
3.Receivables from associated and related companies
4.     Other assets
Total receivables and other assets

III.           Marketable securities
1.     Treasury shares
2.     Other marketable securities
Total securities

IV.Cash on hand, German central bank balance, other bank balances, checks
	96.946 14 19 82 115 1.551 10.922 2 845 13.320 5 149 154 1.822	13.894 13 18 81 112 1.478 279 - 101 1.858 - - - -177	92.964 1 1 1 3 73 10.643 2 744 11.462 5 149 154 1.645
Total current assets C. Prepaid expenses and deferred charges	15.411 385	2.147 140	13.264 245
Total current assets	112.742	16.181	106.473

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Shareholder’s equity and liabilities	DTAG (prior to spin-off)	"THO new"	DTAG (after spin-off)
	Dec. 31, 2009 millions of €	Dec. 31, 2009 millions of €	Jan. 1, 2010 millions of €
A.     Shareholders' equity
I.     Capital stock
II.     Additional paid-in capital
III.           Retained earnings
1.     Treasury stock
2.     Other retained earnings
IV.           Unappropriated net income
Total shareholders’ equity / net assets ("THO new")

B.     Accruals
1.     Accruals for pensions and similar obligations
2.     Tax accruals
3.     Other accruals
Total accruals

C.     Liabilities
1.     Bonds and debentures
2.     Liabilities to banks
3.     Advances received
4.     Trade accounts payable
5.     Liabilities to subsidiaries
6.Liabilities to associated and related companies
7.     Other liabilities
Total liabilities

D.     Deferred income
	11.165 26.648 16.005 5 16.000 7.360 61.178 2.685 397 5.264 8.346 1.781 5.648 0 953 30.172 1 4.419 42.974 244	4.108 174 - 739 913 - - - 727 10.112 - 250 11.089 71	11.165 26.648 16.005 5 16.000 7.360 61.178 2.511 397 4.525 7.433 1.781 5.648 0 226 25.864 1 4.169 37.689 173
Total shareholder’s equity and liabilities	112.742	16.181	106.473

Intangible fixed assets primarily comprise software licenses and prepayments on these licenses.

Land and buildings are used mainly as offices and technical facilities areas used by the Deutsche Telekom Group.

Technical equipment and machinery comprise in particular the outside plant network and transmission equipment. The technical equipment and machinery retained by Deutsche Telekom AG primarily comprise the network components attributable to the “Telekom Global Network” area.

The following overview shows primarily the investments in subsidiaries that will be transferred under the spin-off, including their carrying amounts:

Investments in subsidiaries	Carrying amount millions of €
Deutsche Telekom Value Added Services Austria GmbH, Wien
Deutsche Telekom Technischer Service GmbH, Bonn
Telekom Shop Vertriebsgesellschaft mbH, Bonn
Deutsche Telekom Netzproduktion GmbH, Bonn
ActiveBilling GmbH & Co. KG, Bonn
congstar GmbH, Köln
102 57 44 29 12 4

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In particular, Deutsche Telekom AG will retain the shares in T-Mobile Zwischenholding GmbH, Bonn, T-Mobile Global Holding Nr. 2 GmbH, Bonn, T-Mobile Worldwide Holding GmbH, Bonn, T-Mobile Deutschland GmbH, T-Systems Enterprise Services GmbH, Frankfurt am Main, Hellenic Telecommunications S.A., Athens, Greece, and MagyarCom Holding GmbH, Bonn. The spin-off will also result in a new share being reported in T-Mobile Deutschland GmbH; this share will be granted as consideration for the transfer of the net assets and liabilities of the newly defined T-HOME business area. The new share is presented at the carrying amount of the net spin-off assets and liabilities (€4,108 million).

Loans to affiliated companies relate to loans receivable from various subsidiaries in Germany and abroad. The spin-off will lead to a liability between T-Mobile Deutschland GmbH and Deutsche Telekom AG, which will be reported by Deutsche Telekom AG under loans to affiliated companies after the spin-off.

Virtually all inventories will be transferred under the spin-off.

Trade receivables comprise in particular the spin-off receivables from domestic network operators (carriers), private households, and small and medium-sized business customers.

Receivables from affiliated companies relate mainly to short-term financial receivables, receivables from cash pooling, and intragroup trade receivables. Most intragroup trade receivables will be transferred under the spin-off.

Both before and after the spin-off, Deutsche Telekom AG’s other assets include in particular income tax receivables, deferred interest, and receivables from derivatives.

Other securities comprise securities held as trust assets that are used to secure partial early retirement obligations. The trust assets attributable to the employees being transferred will not be transferred. T-Mobile Deutschland GmbH must establish a new basis for securing these partial retirement obligations.

Deutsche Telekom AG’s prepaid expenses include in particular deferred personnel expenses, other prepayments, and discounts.

The spin-off has no net effect on equity as a new share in T-Mobile Deutschland GmbH will be granted as consideration for, and in the same amount as, the net assets and liabilities of the newly defined T-HOME business area that will be transferred.

Pension obligations to employees (excluding civil servants) are based on indirect and direct benefit commitments. The corresponding pension provisions of active employees to be transferred to T-Mobile Deutschland GmbH will also be transferred.

Provisions for taxes comprise provisions for income taxes and other taxes.

Deutsche Telekom AG’s other provisions after the spin-off comprise in particular employee-related liabilities, provisions under the collateral promise relating to pension and partial early retirement obligations, provisions for expected losses from executory contracts and for outstanding invoices. The other spin-off provisions primarily comprise employee-related provisions.

Bonds mainly include treasury notes issued by Deutsche Post AG, Bonn.

Liabilities to banks relate to borrower’s note loans and commercial paper.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Trade payables include liabilities to network operators. Of these, Deutsche Telekom AG will retain the liabilities to foreign network operators, while the liabilities to domestic network operators will be transferred under the spin-off.

Liabilities to affiliated companies comprise in particular financial liabilities and liabilities from cash pooling. Financial liabilities relate primarily to Deutsche Telekom International Finance B.V. The liabilities to affiliated companies to be transferred mainly comprise financial liabilities to Deutsche Telekom International Finance B.V. According to Section 3.7 (g) the spin-off will also result in a liability of T-Mobile Deutschland GmbH to Deutsche Telekom AG.

Other liabilities primarily include liabilities from the early retirement arrangements for civil servants and liabilities from borrower’s note loans. The other liabilities to be transferred mainly comprise customer prepayments and liabilities to employees.

3.3	Pro forma projected balance sheet of T-Mobile Deutschland GmbH as of December 31, 2009 (before the spin-off) and January 1, 2010 (after the spin-off)

The following section shows the pro forma projected balance sheets for T-Mobile Deutschland GmbH (also referred to as “TMD” in the following pro forma projected balance sheet) as the receiving legal entity as of December 31, 2009 (before the acquisition) and January 1, 2010 (after the acquisition), including the assets and liabilities of the newly defined T-HOME business area to be acquired (also referred to as “THO new” in the following pro forma projected balance sheet).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Assets	TMD (prior to acquisition)	"THO new"	TMD (after acquisition)
	Dec. 31, 2009 millions of €	Dec. 31, 2009 millions of €	Jan. 1, 2010 millions of €
A. Noncurrent assets
I.  Intangible assets
1. Concessions, industrial and similar rights and assets, and licenses in such rights and assets
2. Advance payments
Total intangible assets

II. Property, plant and equipment
1. Land and equivalent rights and buildings, including buildings on land owned by third parties
2. Technical equipment and machinery
3. Other equipment, plant and office equipment
4. Advance payments and construction in progress
Total property, plant, and equipment

III. Financial assets
1. Investments in subsidiaries
2. Investments in associated and related companies
Total financial assets
	2.692 52 2.744 113 460 33 36 642 1.664 0 1.664	728 340 1.068 0 11.951 114 507 12.572 248 6 254	3.420 392 3.812 113 12.411 147 543 13.214 1.912 6 1.918
Total noncurrent assets
B. Current assets
I. Inventories
1. Raw materials and supplies
2. Work in process
3. Finished goods and merchandise
Total inventories

II. Receivables and other assets
1. Trade accounts receivable
2. Receivables from shareholders
3. Receivables from subsidiaries
4. Other assets
Total receivables and other assets

III. Cash on hand, German central bank balance, other bank balances, checks
	5.050 21 - 155 176 669 385 77 34 1.165 0	13.894 13 18 81 112 1.478 - 279 101 1.858 177	18.944 34 18 236 288 2.147 278 308 135 2.868 177
Total concurrent assets C. Prepaid expenses and deferred charges	1.341 101	2.147 140	3.333 241
Total assets	6.492	16.181	22.518

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Shareholder’s equity and liabilities	TMD (prior to acquisition)	"THO new"	TMD (after acquisition)
	Dec. 31, 2009 millions of €	Dec. 31, 2009 millions of €	Jan. 1, 2010 millions of €
A. Shareholders' equity
I. Capital stock
II. Additional paid-in capital
Total shareholders’ equity / net assets ("THO new")

B. Accruals
1. Accruals for pensions and similar obligations
2. Tax accruals
3. Other accruals
Total accruals

C. Liabilities
1. Trade accounts payable
2. Liabilities to shareholders
3. Liabilities to subsidiaries
4. Other liabilities
Total liabilities

D. Deferred income.
	520 927 1.447 87 37 757 881 107 2.968 125 921 4.121 43	980 3.128 4.108 174 - 739 913 727 5.804 4.308 250 11.089 71	1.500 4.055 5.555 261 37 1.496 1.794 834 8.724 4.326 1.171 15.055 114
Total shareholder’s equity and liabilities	6.492	16.181	22.518

T-Mobile Deutschland GmbH will roll forward the assets and liabilities transferred from Deutsche Telekom AG using the carrying amounts in the closing balance sheet in the financial accounts (predecessor basis).

Intangible assets comprise licenses, software, and similar rights and assets, as well as prepayments. The largest single item comprises the UMTS licenses acquired by T-Mobile Deutschland GmbH (before the acquisition) in 2000.

Land and buildings mainly comprise buildings on third-party land at the headquarters of T-Mobile Deutschland GmbH (administrative buildings and parking garage).

Technical equipment and machinery primarily comprise the fixed assets acquired, which mainly include the outside plant network and transmission equipment. T-Mobile Deutschland GmbH’s technical equipment before the acquisition primarily comprises the mobile communications network.

T-Mobile Deutschland GmbH’s investments in subsidiaries before the acquisition comprise shares in PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland, Zweite DFMG Deutsche Funkturm Vermögens-GmbH & Co. KG, Heusenstamm, and DFMG Deutsche Funkturm GmbH, Münster.

The acquired investments in subsidiaries are shown in the following table, including their carrying amounts:

Investments in subsidiaries	Carrying amount millions of €
Deutsche Telekom Value Added Services Austria GmbH, Wien
Deutsche Telekom Technischer Service GmbH, Bonn
Telekom Shop Vertriebsgesellschaft mbH, Bonn
Deutsche Telekom Netzproduktion GmbH, Bonn
ActiveBilling GmbH & Co. KG, Bonn
congstar GmbH, Köln
102 57 44 29 12 4

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Trade receivables comprise both receivables from end customers—consumers and small and medium-sized business customers for the broadband and fixed-network business as well as the mobile communications business—and from network operators (carriers) and mobile communications service providers in Germany.

Receivables from affiliated companies mainly relate to trade receivables.

The newly defined T-HOME business area’s prepaid expenses include accrued personnel expenses and other prepayments. T-Mobile Deutschland GmbH’s prepaid expenses before the acquisition primarily relate to one-time payments to DFMG Deutsche Funkturm GmbH, Münster, and prepaid rents.

A new share in the amount of €980 million was created as consideration for the transferred assets and liabilities and granted to Deutsche Telekom AG. The amount of the transferred net assets and liabilities that exceeds this amount (€3,128 million) will be appropriated to the capital reserves.

Provisions for pensions and similar obligations include benefit commitments by T-Mobile Deutschland GmbH to its employees (excluding civil servants) and by the newly defined T-HOME business area to its active employees.

Provisions for taxes relate mainly to income taxes and other taxes.

T-Mobile Deutschland GmbH’s other provisions (before the acquisition) comprise in particular provisions for unused mobile phone credit, provisions for unbilled goods and services, as well as provisions for restoration obligations and dealer commissions. The newly defined T-HOME business area’s other provisions primarily comprise employee-related provisions.

Trade payables mainly include liabilities to suppliers and domestic network operators.

The spin-off will result in the creation of new liabilities to Deutsche Telekom AG. These are reported as liabilities to shareholders.

Liabilities to affiliated companies primarily comprise financial liabilities to Deutsche Telekom International Finance B.V. and trade payables.

The newly defined T-HOME business area’s other liabilities include in particular customer prepayments and liabilities to employees.

3.4	Effects on the net assets and results of operations of Deutsche Telekom AG and T-Mobile Deutschland GmbH

The spin-off of the newly defined T-HOME business area comprises the intragroup transfer of units included in Deutsche Telekom’s consolidated financial statements. This transfer under company law therefore has no effects on the financial information on the net assets, financial position, and results of operations contained in the consolidated financial statements. This means that the future revenue, earnings, and assets and liabilities reported by the Deutsche Telekom Group are unaffected by the spin-off.

As a result of the spin-off of the newly defined T-HOME business area, fixed-network telephony and broadband services as well as line-based Internet and entertainment offerings in Germany will no longer be provided by Deutsche Telekom AG itself in future. The business covered by the revenue and earnings figures presented (see Section  II. 1.1 (d) above) will therefore be discontinued by Deutsche Telekom AG after execution of the spin-off and will accrue to T-Mobile Deutschland GmbH; consequently, it will have an effect on the revenue and earnings figures reported by the legal entities concerned.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

However, the profit and loss transfer agreement with T-Mobile Deutschland GmbH means that the spin-off and the resulting integration of the mobile communications and fixed-network business in T-Mobile Deutschland GmbH will not change the overall earnings contribution to Deutsche Telekom AG. The spin-off itself will thus affect the presentation of Deutsche Telekom AG’s income statement, although its future result from ordinary activities will remain unchanged.

The business operated within Deutsche Telekom AG in the future will be characterized by cross-company tasks of Group Headquarters & Shared Services. The “Global Networks” and “Products & Innovation” areas will also be operated as integrated companies within Deutsche Telekom AG as part of the new COO function. At the same time, the spin-off means that a greater emphasis will be placed on Deutsche Telekom AG’s function as a holding company.

Following the spin-off, T-Mobile Deutschland GmbH’s future revenue and earnings will reflect both the mobile communications business and the activities of the newly defined T-HOME business area to be acquired as part of a combined marketing strategy. As a result, T-Mobile Deutschland GmbH’s revenue and earnings levels described in its business developments to date will increase by the revenue and earnings components presented for T-HOME.

The assets and liabilities to be spun off to T-Mobile Deutschland GmbH will be transferred from Deutsche Telekom AG’s balance sheet. In return, Deutsche Telekom AG will receive a new share in T-Mobile Deutschland GmbH, which will be reported in Deutsche Telekom AG’s balance sheet under “shares in affiliated companies.” The value of the new share corresponds to the net carrying amounts of the assets and liabilities transferred. There will be no effects on Deutsche Telekom AG’s results.

Overall, the spin-off will not affect the interest of Deutsche Telekom AG’s shareholders in its assets and liabilities. They will retain an indirect interest in the spin-off assets and liabilities via T-Mobile Deutschland GmbH.

The spin-off of the newly defined T-HOME business area in Germany will have no effects on Deutsche Telekom AG’s current listings on German and international stock exchanges.

3.5	Future delivery and service relationships of Deutsche Telekom AG on the one hand and T-Mobile Deutschland GmbH on the other

Insofar as the newly defined T-HOME business area uses goods and services provided by other areas of Deutsche Telekom AG, T-Mobile Deutschland GmbH, in which the newly defined T-HOME business area will be integrated, will be dependent on these goods and services after the spin-off becomes effective. Conversely, the same applies to the other areas of Deutsche Telekom AG that currently use goods and services provided by the newly defined T-HOME business area. Section 4.8 of the spin-off agreement therefore ensures that, after the spin-off, the areas remaining within Deutsche Telekom AG will continue to receive the required goods and services from the newly defined T-HOME business area, which will then be integrated in T-Mobile Deutschland GmbH, and that, conversely, T-Mobile Deutschland GmbH will receive the goods and services that the newly defined T-HOME business area requires from Deutsche Telekom AG. The leasing of office and business premises as well as other properties, the use of brands, design models, patents, and utility models, and the use of the “Telekom Global Network,” i.e., the international network, is of particular significance for T-Mobile Deutschland GmbH (as the recipient of goods and services); the use of the fixed network, the use of master procurement agreements and the provision of software licenses are of particular significance for Deutsche Telekom AG (as the recipient of goods and services).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

V.           EXPLANATORY INFORMATION ON THE SPIN-OFF AGREEMENT
The spin-off agreement, as it is to be submitted to the extraordinary shareholders’ meeting on November 19, 2009 for approval, was notarized by notary public Dr. Ingrid Doyé with offices in Cologne and concluded and, pursuant to § 125 sentence 1 UmwG in conjunction with § 61 sentence 1 UmwG, will be submitted to the Commercial Register at the Bonn Local Court, Register Court, prior to the calling of the shareholders’ meeting. The main contents of the spin-off agreement will be presented in the invitation to the shareholders’ meeting on November 19, 2009, which will be published in the electronic Bundesanzeiger (Federal Gazette) at the beginning of October 2009.

The contents of the spin-off agreement comply with the requirements pursuant to § 126(1) UmwG; the provisions of the agreement are explained in detail in the following:

1.           SECTION 1 (PREAMBLE)

In accordance with § 126(1) no. 1 UmwG, Sections 1.1 and 1.2 of the spin-off agreement define the legal entities involved in the spin-off, giving their business name and domicile.

Section 1.3 of the spin-off agreement initially describes the three strategic business areas within the Deutsche Telekom Group: (i) fixed-network telephony and broadband services plus Internet and entertainment offerings, (ii) mobile voice and data communications offerings, and (iii) telecommunications and IT solutions for selected corporate customers and MNCs (multinational companies) as well as for the public & healthcare sectors (agreements with public-sector bodies and in connection with the healthcare system). This is followed in particular by a description of the current cooperation in Germany between T-HOME and T-MOBILE (see also above Section II. 3.1 (a)) and an explanation of the considerable advantages offered by the merger of T-HOME and T-MOBILE in Germany into a single legal entity compared with the continued legal separation of the two companies’ domestic activities in the corresponding business areas. For additional information, see Section II. 3 above.

Section 1.4 of the spin-off agreement reports on the changes to Deutsche Telekom AG’s internal organizational structure that were initiated as of July 1, 2009. The goal of the changes to the internal organizational structure that had already been implemented as of July 1, 2009 as well as of those that are still outstanding is to redefine the T-HOME business area to enable it to focus on fixed-network telephony and broadband services as well as line-based Internet and entertainment offerings on the German market for consumers and business customers as well as for carriers, i.e., other network operators. Individual units that perform tasks within Deutsche Telekom AG extending beyond these activities, and in particular international tasks, have been or—where changes to the organizational structure are still outstanding—will be removed from the T-HOME business area.

Section 1.5 of the spin-off agreement then outlines the spin-off of the newly defined T-HOME business area from Deutsche Telekom AG as the transferring legal entity to T-Mobile Deutschland GmbH as the receiving legal entity. The spin-off will take the form of a spin-off by means of acquisition in accordance with § 123(3) no. 1 in conjunction with §§ 124 et seq., 138, and 141 et seq. UmwG.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Section 1.6 of the spin-off agreement contains an initial description of the assets and liabilities that will be transferred to T-Mobile Deutschland GmbH in the course of the spin-off or that will be retained by Deutsche Telekom AG. This description lists the individual organizational areas or units of the T-HOME business area that—with explicit exceptions that are contained in other provisions of the spin-off agreement—are to be transferred together with all their related assets to T-Mobile Deutschland GmbH under the spin-off.

In order to understand the provision in question, it should be noted that the T-HOME business area, which is to be transferred to T-Mobile Deutschland GmbH, will be restructured before the spin-off, as already mentioned in the explanatory information on Section 1.4 of the spin-off agreement. Individual units that perform tasks within Deutsche Telekom AG extending beyond these activities, in particular international tasks, will be removed from the T-HOME business area. These units that have been or will be removed from the T-HOME business area are to be retained by Deutsche Telekom AG. In order to describe the future structure of the T-HOME business area, which did not exist in this form when the spin-off agreement was entered into, Section 1.6 of the spin-off agreement builds on the organizational structure of Deutsche Telekom AG and the T-HOME business area as of July 1, 2009. The spin-off agreement specifies the areas or units belonging to the T-HOME business area as of July 1, 2009 that are to be transferred and, where necessary for delimitation purposes, specifies the units belonging to the T-HOME business area as of July 1, 2009 that will be removed from the T-HOME business area before the spin-off and are not included in the spin-off assets and liabilities pursuant to the spin-off agreement.

Accordingly, based on the new organizational structure as of July 1, 2009, the following areas that report to the Chairman of the “T-HOME Divisional Board of Management” together with all their related assets and liabilities are included in the transfer to T-Mobile Deutschland GmbH: “Marketing,” “Sales,” “Technology,” “Technical Customer Services,” “Customer Services,” “Market and Quality Management,” “Information Technology,” “Finance and Controlling,” and “Human Resources.” However, Section 1.6 (i) of the spin-off agreement also excludes certain parts of the above-mentioned areas, and therefore also the assets and liabilities belonging to these areas, that will not be transferred to T-Mobile Deutschland GmbH under the spin-off, but will be retained by Deutsche Telekom AG (“but excluding …”). In some cases, however, these units will not be retained in full by Deutsche Telekom AG; there are individual parts of these units that constitute a “reverse exception” and will also be transferred to T-Mobile Deutschland GmbH. This results in a complex description of the areas to be transferred including exceptions and reverse exceptions. Moreover, pursuant to Section 1.6 (ii) of the spin-off agreement, the “Business Customers” business unit, which was transferred to Deutsche Telekom AG on entry of the merger of T-Systems Business Services GmbH with Deutsche Telekom AG in the commercial register of Deutsche Telekom AG on April 1, 2009, will be transferred to T-Mobile Deutschland GmbH. In addition, the “Board of Management Support” and “T-HOME Strategy” organizational units, which report directly to the Chairman of the “T-HOME Divisional Board of Management,” will be transferred to T-Mobile Deutschland GmbH under the spin-off (see Section 1.6 (iii) of the spin-off agreement). The assets and liabilities mentioned in Section 1.6 (i), (ii), and (iii) of the spin-off agreement, which will be transferred to T-Mobile Deutschland GmbH under the spin-off, together form the “newly defined T-HOME business area.” Section 1.6 of the spin-off agreement therefore includes the definition of the business area to be transferred, which is used in a uniform manner in the following contractual provisions. See Section II. 2.4 (a) above for additional information on the areas and units to be transferred.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

However, the “Products & Innovation” area together with the “Product House” sub-area, including the related equity investments, does not belong to the newly defined T-HOME business area (see Sections II. 2.5 (e) and II. 2.6 (e) above). The last paragraph of Section 1.6 of the spin-off agreement therefore clarifies that this area is not included in the spin-off to T-Mobile Deutschland GmbH. The same applies to the other areas belonging to the “Group Headquarters & Shared Services” segment as of July 1, 2009, including the related equity investments, as well as to the equity investments belonging to the “U.S.A.,” “Europe,” “Southern and Eastern Europe,” and “Systems Business” segments and various support offices including the “Regulation” unit (“VBV2”), in addition to the equity investment in T-Mobile Deutschland GmbH.

Pursuant to Section 1.7 of the spin-off agreement, the newly defined T-HOME business area is to be transferred as an operating business unit. In particular, all the assets and liabilities that will be used exclusively by the newly defined T-HOME business area and that represent a key operating basis for the newly defined T-HOME business area as an operating business unit are therefore to be transferred to T-Mobile Deutschland GmbH under the spin-off agreement. If assets and liabilities that represent a key operating basis for the newly defined T-HOME business area as an operating business unit are not used exclusively by the newly defined T-HOME business area, a long-term right of use will be granted instead of the assets and liabilities being transferred. This provision by the parties should be viewed against the background that the newly defined T-HOME business area is to be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH as an operating business unit in accordance with § 20 UmwStG at its tax base and thus as an income tax-neutral transaction. If it were not possible to implement the spin-off as an income tax-neutral transaction, it would not be implemented at all because the resulting income tax burden would be prohibitive. The following provisions should also be interpreted against this background.

2.	SECTION 2 (GENERAL PROVISIONS)

2.1	Section 2.1 (spin-off by means of acquisition)

Under Section 2.1 of the spin-off agreement, Deutsche Telekom AG as the transferring legal entity will transfer those parts of its assets and liabilities that are specified in Section 3 of the spin-off agreement as the spin-off assets and liabilities collectively to T-Mobile Deutschland GmbH as the receiving legal entity under a spin-off by means of acquisition in accordance with § 123(3) no. 1 UmwG, in exchange for the grant of a new share in T-Mobile Deutschland GmbH (see § 126(1) no. 2 UmwG).

The transfer under a spin-off by means of acquisition in accordance with the Umwandlungsgesetz results in partial universal succession; this means that T-Mobile Deutschland GmbH will become a partial universal successor of Deutsche Telekom AG, i.e., in respect of the spin-off assets and liabilities, when the spin-off takes effect by way of its entry in the commercial register of Deutsche Telekom AG. Consequently, it is not necessary to transfer every single asset or every single liability or other legal position.

2.2	Section 2.2 (closing balance sheet, effective spin-off date, effective transfer date for tax purposes)

Pursuant to Section 2.2  (a) of the spin-off agreement, the audited balance sheet of Deutsche Telekom AG as of December 31, 2009 will be used as a basis for the spin-off as a closing balance sheet within the meaning of § 17(2) in conjunction with § 125 sentence 1 UmwG. T-Mobile Deutschland GmbH will take over the assets and liabilities being transferred to it at the carrying amounts recognized by Deutsche Telekom AG and will roll forward these assets and liabilities at the carrying amounts taken over from Deutsche Telekom AG in both its financial and tax accounts.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Section 2.2  (b) of the spin-off agreement specifies January 1, 2010 as the effective spin-off date within the meaning of § 126(1) no. 6 of the UmwG. Regardless of the date on which the spin-off becomes effective by way of entry in the commercial register of Deutsche Telekom AG, the transfer will take place internally between the parties with economic effect on the effective spin-off date. All acts and transactions by Deutsche Telekom AG that affect the spin-off assets and liabilities that are defined in detail in Section 3 of the spin-off agreement are deemed effected for the account of T-Mobile Deutschland GmbH for the period from the effective spin-off date until the spin-off comes into force. Deutsche Telekom AG and T-Mobile Deutschland GmbH will put each other in economic terms in the position they would have been in if the spin-off assets and liabilities had already been transferred to T-Mobile Deutschland GmbH on the effective spin-off date. Section 8.1 of the spin-off agreement, which is explained below (see Section V. 8.), includes a provision on the postponement of the effective spin-off date (change of effective date).

In accordance with § 20(6) sentence 2 UmwStG, the effective transfer date for tax purposes is therefore December 31, 2009.

3.	SECTION 3 (SPIN-OFF ASSETS AND LIABILITIES)

Section 3 of the spin-off agreement defines in detail the assets and liabilities that Deutsche Telekom AG will transfer to T-Mobile Deutschland GmbH under the spin-off. The assets and liabilities that will be transferred to the receiving legal entity are therefore designated in detail within the meaning of § 126(1) no. 9 UmwG. In particular, the intangible fixed assets to be transferred (Section 3.2 of the spin-off agreement), the property, plant, and equipment to be spun off (Section 3.3 of the spin-off agreement), the limited personal easements and other land registry rights to be spun off (Section 3.4 of the spin-off agreement), the investments in subsidiaries and other long-term equity investments to be spun off (Section 3.5 of the spin-off agreement), the current assets to be spun off (Section 3.6 of the spin-off agreement), the liabilities and obligations, risks and charges to be spun off (Section 3.7 of the spin-off agreement), the liabilities to pensioners and former employees to be spun off (Section 3.8 of the spin-off agreement), and the agreements and other legal relations to be spun off (Section 3.9 of the spin-off agreement) are described in further detail—in some cases with reference to corresponding annexes to the spin-off agreement. Section 3 of the spin-off agreement concludes with a provision on the additions and disposals prior to the execution date (Section 3.10 of the spin-off agreement) and a provision on retentions of title, expectancies, and recovery claims (Section 3.11 of the spin-off agreement).

3.1	Section 3.1 (subject matter of the spin-off)

Pursuant to Section 3.1 (a) (i) of the spin-off agreement, Deutsche Telekom AG will transfer collectively to T-Mobile Deutschland GmbH all tangible and intangible fixed assets that are to be assigned to the newly defined T-HOME business area within the meaning of Section 1.6 of the spin-off agreement, i.e., both assets and liabilities, including contractual relations and other legal relations and legal positions of all kinds, receivables and liabilities, uncertain obligations, and future and contingent assets and liabilities, the legal grounds for which have already been established, regardless of whether they are required or eligible to be recognized or have actually been recognized or not (referred to above and below in the spin-off agreement as “assets” or as an “asset” if individual assets are signified).
Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

However, the assets that are explicitly excluded from the transfer in the spin-off agreement will not be transferred to T-Mobile Deutschland GmbH. Pursuant to Section 3.1 (a) (ii) of the spin-off agreement, the assets to be transferred include in particular all assets belonging to the “Business Customers” business unit that were transferred to Deutsche Telekom AG on entry of the merger of T-Systems Business Services GmbH with Deutsche Telekom AG in the commercial register of Deutsche Telekom AG on April 1, 2009. This business unit was continued with the structure that was transferred when it merged with Deutsche Telekom AG and is therefore mentioned again separately here and elsewhere in the spin-off agreement. Pursuant to Section 3.1 (a) (iii) of the spin-off agreement, the assets to be transferred also comprise all assets listed below that are explicitly attributable to the spin-off assets and liabilities in the spin-off agreement. The assets designated in Section 3.1 (a) (i), (ii), and (iii) of the spin-off agreement, which Deutsche Telekom AG will transfer to T-Mobile Deutschland GmbH under the spin-off, are defined by the spin-off agreement as the “spin-off assets and liabilities.”

The spin-off assets and liabilities as of July 1, 2009 are indicated in the pro forma balance sheet as of July 1, 2009 that is attached as Annex 3.1 (a) to the spin-off agreement. This pro forma balance sheet corresponds to the pro forma balance sheet comprising the spin-off assets and liabilities as of June 30, 2009, which is presented and explained in Section II. 2.7 above. It includes the liability recognized by T-Mobile Deutschland GmbH that is established by Section 3.7 (g) of the spin-off agreement (see Section V. 3.7 below). The provisions in Section 2.2 (a) sentence 1 and in Section 3.10 of the spin-off agreement relating to the effective spin-off date and to additions and disposals prior to the execution date remain unaffected.

If an asset is only to be assigned partially to the newly defined T-HOME business area and if it is not explicitly allocated to the spin-off assets and liabilities in the spin-off agreement, the asset in question is not transferred to T-Mobile Deutschland GmbH pursuant to Section 4.4 (a) of the spin-off agreement.

Section 3.1 (b) of the spin-off agreement should be viewed against the background that the newly defined T-HOME business area is to be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH as an operating business unit in accordance with § 20 UmwStG at its tax base and thus as an income tax-neutral transaction. Section 3.1 (b) of the spin-off agreement serves to further define the spin-off assets and liabilities in this respect. Under this provision, the spin-off assets and liabilities include in particular all assets that represent a key operating basis for the newly defined T-HOME business area as an operating business unit and that are used exclusively by the newly defined T-HOME business area.

Section 3.1 (c) of the spin-off agreement also serves to further define the spin-off assets and liabilities. Unless otherwise provided in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement, the spin-off assets and liabilities include in particular all assets that are contained in company codes 1001, 1021, and 1022 in the “Software Integration Telekom” (“SINTEL R/3”) accounting system, i.e., the SAP R/3 central management accounting system and Deutsche Telekom AG’s interface systems on January 1, 2010. The spin-off agreement defines these company codes as of January 1, 2010 as “company codes included in the spin-off.” As of January 1, 2010, these three company codes in the “Software Integration Telekom” (“SINTEL R/3”) accounting system exclusively comprise assets that are to be assigned to the newly defined T-HOME business area. From January 1, 2010 onwards, these three company codes constitute the newly defined T-HOME business area and therefore the assets to be transferred—insofar as they are included in the “Software Integration Telekom” (“SINTEL R/3”) accounting system.
Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

However, assets that are contained in the “Software Integration Telekom” (“SINTEL R/3”) accounting system as of January 1, 2010 will not be transferred if they are explicitly excluded from the spin-off assets and liabilities pursuant to the spin-off agreement. The qualification “unless expressly provided otherwise below in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10” of the spin-off agreement serves to clarify this.

Section 3.1 (d) of the spin-off agreement then identifies assets that are not included in the spin-off assets and liabilities and that are accordingly excluded from the transfer to T-Mobile Deutschland GmbH. This provision therefore provides a detailed delimitation of the spin-off assets and liabilities using a negative list. The assets excluded from the spin-off assets and liabilities under Section 3.1 (d) of the spin-off agreement include (i) all brands, design models, patents, and utility models belonging to Deutsche Telekom AG. The brands, design models, patents, and utility models held by Deutsche Telekom AG are not used exclusively by the T-HOME business area (see above Sections II. 2.5 (a) and II. 2.6 (b)). The following are also excluded: (ii) all properties, buildings, and hereditary building rights belonging to Deutsche Telekom AG that are also not assigned to the T-HOME business area, but to the independent unit “asset holding company resulting from a business separation involving corporations” (see above Sections II. 2.5 (c) and II. 2.6 (c)). Excluded are also the agreements concerning a collateral promise in relation to commitments for company occupational pensions and partial early retirement arrangements that Deutsche Telekom AG concluded on June 21, 2007 with Deutsche Telekom Netzproduktion GmbH, with its registered offices in Bonn, on June 22, 2007 with Deutsche Telekom Kundenservice GmbH, with its registered offices in Bonn, and on June 22, 2007 with Deutsche Telekom Technischer Service GmbH, with its registered offices in Bonn, together with the rights and obligations under such collateral promise and any agreements concerning the assumption of contractual undertakings to perform the obligation of another party concluded by Deutsche Telekom AG with the three aforementioned companies in conjunction with the collateral promise, in each case including any and all rights and obligations resulting from such agreements (see Section II. 2.6 (f) above). Furthermore, Section 3.1 (d) of the spin-off agreement excludes the following from the spin-off assets and liabilities: (iv) the equity investment held by Deutsche Telekom AG in T-Mobile Deutschland GmbH, (v) the control agreement entered into by Deutsche Telekom AG and T-Mobile Deutschland GmbH dated December 4, 2000, and (vi) the profit and loss transfer agreement entered into by Deutsche Telekom AG and T-Mobile Deutschland GmbH dated December 4, 2000 (see above Section II. 1.2 (h) (ii)).

Section 3.1 (e) of the spin-off agreement stipulates that Deutsche Telekom AG’s liabilities under the agreements to which the contract numbers listed in Annex 3.1 (e) to the spin-off agreement are assigned in the “Integrated Treasury System” (“ITS”) are included constructively in the spin-off assets and liabilities, but that they should be retained by Deutsche Telekom AG as the external debtor in relation to the respective creditors. Consequently, pursuant to Section 3.1 (e) of the spin-off agreement, they are legally excluded from the assets and liabilities to be transferred to T-Mobile Deutschland GmbH when the spin-off becomes effective. This is followed by the statement that T-Mobile Deutschland GmbH undertakes to settle the liabilities internally as against Deutsche Telekom AG (see Section V. 3.7 below) pursuant to Section 3.7 (g) of the spin-off agreement.

3.2	Section 3.2 (intangible fixed assets)

Section 3.2 of the spin-off agreement specifies the intangible fixed assets belonging to the spin-off assets and liabilities. Section 3.2 follows a system that is repeated in an identical or similar manner in Sections 3.3, 3.6, 3.7, and 3.9 of the spin-off agreement: At the beginning (Section 3.2 (a) of the spin-off agreement) there is a provision relating to balance sheet items that includes the qualification “unless expressly provided otherwise below in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10” of the spin-off agreement, as in Section 3.1 (c) of the spin-off agreement.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

This qualification relates specifically to the provisions under which certain assets are not included in the spin-off assets and liabilities and are therefore excluded from the transfer, i.e., it relates to the explicitly stipulated exceptions. After this, Section 3.2 (b) through (i) of the spin-off agreement expressly identifies assets and liabilities classified as spin-off assets and liabilities. These specific provisions do not represent an exhaustive list of the spin-off assets and liabilities. Even if an asset or a group of assets is not mentioned explicitly, it may nevertheless be included in the spin-off assets and liabilities. This is always the case if an asset is covered by Section 3.1 (a) through (c) of the spin-off agreement or by one of the provisions relating to balance sheet items in Sections 3.2, 3.3, 3.6, 3.7, and 3.9 of the spin-off agreement and is not at the same time covered by a provision that explicitly excludes it from the spin-off assets and liabilities. At the end (Section 3.2 (f) of the spin-off agreement) there is a provision that lists the assets or groups of assets that are not included in the spin-off assets and liabilities and are therefore excluded from the transfer. This provision serves to provide a detailed delimitation of the spin-off assets and liabilities using a negative list. This list comprises the assets or groups of assets that, in the understanding of the parties, are not to be assigned or are only partially to be assigned to the newly defined T-HOME business area, and are therefore not to be included in the spin-off assets and liabilities and that are listed for clarification purposes to ensure that they will not be transferred. This negative list is not exhaustive.

Pursuant to Section 3.2 (a) of the spin-off agreement, all the intangible fixed assets that are contained in the company codes covered by the spin-off or that are otherwise to be assigned to the newly defined T-HOME business area are included in the spin-off assets and liabilities, unless explicitly stipulated otherwise in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement. Unless explicitly provided otherwise in Section 3.1 (c) or in Sections 3.2 to 3.10 of the spin-off agreement, these include in particular (i) the concessions, licenses, and similar rights to be assigned to the newly defined T-HOME business area (allotment rights, syndicate rights, rights of use, purchase rights, usufructuary rights, supply and distribution rights, rights of transmission and rights of way, emission reduction certificates, rights to use telephone numbers including porting IDs, IP addresses, rights to the linear transfer of film and television products, rights to broadcast sporting events, etc.), and (ii) the rights and legal positions to be assigned to the newly defined T-HOME business area, in particular claims arising from prepayments on intangible fixed assets, in each case including all rights and duties under the contractual or other legal relations underlying or relating to these assets.

Section 3.2 (b) of the spin-off agreement contains provisions regarding the rights to software to be transferred. Pursuant to Section 3.2 (b) (i) of the spin-off agreement, the spin-off assets and liabilities include firstly all rights to network-specific software that is deployed in the fixed network, including to the software deployed in the fixed network and in the technical equipment, platforms, and other technical components for transmission, switching, and other network management purposes belonging to the fixed network, in particular to the internally generated and third-party generated software listed in Annex 3.2 (b) (i) to the spin-off agreement. However, Section 3.2 (b) (i) of the spin-off agreement provides for the exception that, insofar as rights of use are limited to technical components belonging to the fixed network, only these rights of use that are limited to technical components belonging to the fixed network will be covered by Section 3.2 (b) (i) of the spin-off agreement and transferred to T-Mobile Deutschland GmbH; this means that rights of use relating to the same software that are limited to other technical components, in particular to technical components belonging to the “Telekom Global Network,” (see Section 3.2 (f) (iv) of the spin-off agreement) will not be covered by Section 3.2 (b) (i) of the spin-off agreement and accordingly will not be transferred to T-Mobile Deutschland GmbH.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

As a rule, all rights to network-specific software should therefore be transferred. If the original right (“Stammrecht”) or only a right of use relating to network-specific software exists, this will be transferred to T-Mobile Deutschland GmbH. If the “Telekom Global Network” also uses the software concerned, Deutsche Telekom AG will require its own right of use after the spin-off. It may obtain this in particular by being granted a corresponding license or—if permitted—a sublicense by T-Mobile Deutschland GmbH (see Section 4.8 of the spin-off agreement). However, if Deutsche Telekom AG currently holds several rights of use, in particular because an individual right of use is limited to certain technical components, i.e., the fixed network and the “Telekom Global Network” each have their “own” right of use relating to the software deployed in their technical components, only the right of use that is limited to the technical components belonging to the fixed network should be transferred.

Pursuant to Section 3.2 (b) (ii) of the spin-off agreement, the spin-off assets and liabilities also include all rights to the network-specific software that is deployed in the “Technology Introduction Center” (“ZTE”), including to the software for managing and operating the systems and platforms that reproduce future products and developments for tests and validations, in particular to the internally generated and third-party generated software listed in Annex 3.2 (b) (i) to the spin-off agreement. However, in a similar way to Section 3.2 (b) (i) of the spin-off agreement, Section 3.2 (b) (ii) provides for the exception that, to the extent that rights of use are limited to technical components belonging to the “Technology Introduction Center,” only these rights of use that are limited to technical components belonging to the “Technology Introduction Center” will be covered by Section 3.2 (b) (ii) of the spin-off agreement and transferred to T-Mobile Deutschland GmbH; this means that rights of use relating to the same software that are limited to other technical components, in particular to technical components belonging to the “Telekom Global Network,” (see Section 3.2 (f) (iv) of the spin-off agreement) will not be covered by Section 3.2 (b) (ii) of the spin-off agreement and will not be transferred to T-Mobile Deutschland GmbH.

Pursuant to Section 3.2 (b) (iii) of the spin-off agreement, the spin-off assets and liabilities also include all rights to the specific software deployed to produce value-added services in the “Value-Added Services Center,” and in particular to the internally generated and third-party generated software listed in Annex 3.2 (b) (iii) (Y) to the spin-off agreement. At the same time, Section 3.2 (b) (iii) of the spin-off agreement specifies more precisely what is meant by value-added services and refers to the additional information in Annex 3.2 (b) (iii) (X) to the spin-off agreement, in which the value-added services are defined.

While all the rights to the network-specific software and the specific software used to provide value-added services—with the above-mentioned exceptions—are to be transferred to T-Mobile Deutschland GmbH because they are used exclusively or predominantly in the newly defined T-HOME business area, the allocation of software rights in the case of the non-network-specific software that supports business processes and of standard software to the spin-off assets and liabilities is more tightly restricted. Accordingly, the spin-off assets and liabilities only include (iv) the rights to the non-network-specific software that supports business processes that is listed in Annex 3.2 (b) (iv) to the spin-off agreement, as well as (v) all rights to the standard software that is deployed exclusively in the newly defined T-HOME business area, and all the rights to standard software that are used exclusively in the newly defined T-HOME business area, as well as (vi) all rights to the software that is deployed exclusively in the “Business Customers” (“DT GK”) business unit, and all the rights to software that are used exclusively in the “Business Customers” (“DT GK”) business unit, including to the extent that they are not yet covered by Section 3.2 (b) (i) through (v) of the spin-off agreement.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Annex 3.2 (b) (iv) to the spin-off agreement provides an exhaustive list of the non-network-specific software that supports business processes in principle (i.e., disregarding the special provision in (vi) relating to the software belonging to the “Business Customers” (“DT GK”) business unit); the aim of the provisions in (v) and (vi) is that either the software or the right to the software is deployed or used exclusively in the newly defined T-HOME business area or in the “Business Customers” (“DT GK”) business unit.

All software rights are transferred in each case including the related rights to upgrades that have been granted under the relevant contract or to which Deutsche Telekom AG is otherwise entitled. As clarified at the end of Section 3.2 (b) of the spin-off agreement, “software rights” are defined in the provisions of the spin-off agreement above and below both as rights of use and as all other rights to or from software as well as relating to software.

Section 3.2 (c) of the spin-off agreement contains provisions regarding expertise. Under these provisions, the spin-off assets and liabilities include the expertise to be assigned to the newly defined T-HOME business area. Specifically, this comprises in particular (i) the expertise relating to the fixed network, including the architectural and solution concepts, technical descriptions and data, as well as working instructions relating to the fixed network, (ii) the expertise relating to the testing and reference systems belonging to the “Technology Introduction Center,” including the architectural concepts (systems architecture), solution concepts, technical descriptions and data, as well as working instructions on the innovative implementation of product and platform developments for the fixed network, in particular those for which a business decision in favor of implementation has already been taken, and (iii) the expertise relating to the “Value-Added Services Center,” including the architectural and solution concepts, technical descriptions and data, as well as working instructions relating to value-added services.

Pursuant to Section 3.2 (d) of the spin-off agreement, the spin-off assets and liabilities include the entire contents of the technical databases, customer databases, and other databases to be assigned to the newly defined T-HOME business area, as well as all rights to, from, and relating to these databases.

The transfer of the customer base is also required to merge the German fixed-network and German mobile business at the level of T-Mobile Deutschland GmbH. This is governed by Section 3.2 (e) of the spin-off agreement. Under this provision, the spin-off assets and liabilities include in particular (i) the customer base from the business with national line-based products, such as voice lines, DSL lines, double/triple play lines, data products, TDN (Telekom Designed Network) solutions, T-VPN (Virtual Private Networks) voice solutions, national wholesale/resale products, national wholesale solutions, interconnect products and solutions, in particular consisting of the customers listed in Annex 3.2 (e) (i) to the spin-off agreement (the Annex lists “Wholesale Center” customers), (ii) the customer base from the business with non-line-based products, such as ISP products (Internet access), value-added services (see Section 3.2 (b) (iii) of the spin-off agreement), including value-added solutions for customers that are also customers of T-Systems Enterprise Services GmbH, domiciled in Frankfurt am Main, rental equipment (e.g., rented telephones, routers, telecommunications systems, PCs), services (e.g., assembly, remote services), in particular consisting of the customers listed in Annex 3.2 (e) (ii) to the spin-off agreement (the Annex lists the key “Value-Added Center” customers), with the exception of the customer base from the “Product House” sub-area with digital services (non-access products), which is to remain with Deutsche Telekom AG (see Sections II. 2.5 (e) and II. 2.6 (e) above), (iii) the customer base from the business with ancillary services for the categories mentioned in (i) and (ii), such as line-related add-on options (e.g., mailbox, security package, homepage, add-on options for Entertain, etc., insofar as these are booked via T-HOME Access, regardless of their availability via the Internet at large), tariff options (e.g., discounts for time/volume limits, hot spots), equipment extensions (e.g., extensions to telecommunications systems), service level agreements (individual service agreements, e.g., regarding fault clearance times), and infrastructure services (e.g., collocation and ventilation technology, including associated additional services and emergency power systems), and (iv) the customer base of the “Business Customers” (“DT GK”) business unit.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The latter consists in particular of the customers listed in Annex 3.2 (e) (iv) (X) to the spin-off agreement, including the customer base relating to the AGB network business consisting of the customers that are also customers of T-Systems Enterprise Services GmbH, domiciled in Frankfurt am Main, in particular comprising the customers listed in Annex 3.2 (e) (iv) (Y) to the spin-off agreement, including insofar as this customer base is not yet covered by (i) through (iii). The AGB network business is defined here as all agreements relating to the provision of a service in accordance with one or more of the item and service nos. (AL nos.) listed in Annex 3.2 (e) (iv) (Z) to the spin-off agreement. See Section II. 2.4 (e) above for additional information on the customer base.

Finally, Section 3.2 (f) of the spin-off agreement identifies certain intangible fixed assets that are not included in the spin-off assets and liabilities and accordingly are excluded from the transfer to T-Mobile Deutschland GmbH. Under this provision, the following items are excluded: (i) the IT applications that are developed and supported by the “Finance & Controlling IT Solutions” sub-department (“Z IT 4”) and that support the secondary processes of finance, controlling, and purchasing, (ii) the rights to the software listed in Annex 3.2 (f) (ii) to the spin-off agreement, (iii) the rights to the network-specific software that is deployed exclusively in the “Telekom Global Network,” (iv) the rights of use that are limited to technical components belonging to the “Telekom Global Network” to the network-specific software that is deployed in the “Telekom Global Network,” (v) long-term rights of use relating to capacity abroad (“DDP”), and (vi) the customer base from the business with international wholesale/resale products and international wholesale solutions, as well as termination and peering, including the customers of the “Business International” (“BIN” or “ICSS”) units, arising from the use of the “Telekom Global Network,” and (vii) the customer base from the digital services business generated by the Product House sub-area (non-access products) and the rights to the items and works underlying the products in this business area (including video on demand, music rights, and other rights of use). The assets and liabilities excluded pursuant to Section 3.2 (f) (i) through (vii) of the spin-off agreement serve to perform international tasks or other tasks extending beyond those of the newly defined T-HOME business area and are therefore not to be assigned to the newly defined T-HOME business area. Section 3.2 (f) (vii) of the spin-off agreement serves to differentiate the portion of the assets and liabilities being transferred from the “Product House” sub-area belonging to “Products & Innovation” (in this context see Sections II. 2.5 (e) und II. 2.6 (e)).

3.3	Section 3.3 (property, plant, and equipment)

Section 3.3 of the spin-off agreement specifies the items of property, plant, and equipment that are included in the spin-off assets and liabilities and that will be transferred to T-Mobile Deutschland GmbH or that are not included in the spin-off assets and liabilities and that accordingly will not be transferred to T-Mobile Deutschland GmbH.

Section 3.3. (a) of the spin-off agreement contains a provision relating to balance sheet items. Accordingly, all the items of property, plant, and equipment that are contained in the company codes covered by the spin-off or that are otherwise to be assigned to the newly defined T-HOME business area are included in the spin-off assets and liabilities, unless explicitly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Unless explicitly provided otherwise in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement, these items of property, plant, and equipment include in particular (i) the technical equipment and machinery to be assigned to the newly defined T-HOME business area, (ii) the other equipment and items of operating and office equipment to be assigned to the newly defined T-HOME business area, and (iii) the rights and legal positions to be assigned to the newly defined T-HOME business area, in particular claims arising from prepayments on property, plant, and equipment and property, plant, and equipment under construction, especially extensions to the fixed network that have not yet been completed, in each case including all rights and duties under the contractual or other legal relations underlying or relating to these assets.

After this, Section 3.3 (b) through (g) of the spin-off agreement expressly identifies assets classified as spin-off assets and liabilities. These specific provisions do not provide an exhaustive list of the spin-off assets and liabilities (see Section V. 3.2 above).

In particular, Deutsche Telekom AG’s domestic fixed network must be transferred to T-Mobile Deutschland GmbH in order to merge the national fixed network and mobile communications business at the level of T-Mobile Deutschland GmbH.

The transfer of the domestic fixed network is governed by Section 3.3 (b) of the spin-off agreement. Under this provision, the spin-off assets and liabilities include Deutsche Telekom AG’s entire fixed network in the Federal Republic of Germany, including the telecommunications lines and all rights to the components of the fixed network. These include all below and above ground telecommunications cable systems including the related switching and distribution equipment, masts and supports, manholes and cable conduit lines, as well as the other components of the cable routes, plus accessories.

As only the national fixed network and mobile communications business is to be bundled in T-Mobile Deutschland GmbH in the course of the spin-off, the network components to be assigned to the “Telekom Global Network” (i.e., the international network) will not be spun off (see above Sections II. 2.5 (f) and II. 2.6 (a)). Furthermore, the technical equipment and machinery to be assigned to the “Products & Innovation” area are not covered by the spin-off (see above Sections II. 2.5 (e) and II. 2.6 (e)).

Specifically, the fixed network comprises in particular (i) all customer network connections, the outside plant termination points (APL), as well as the network, including the telecommunications lines, the related technical equipment and machinery, as well as the accessories between an outside plant termination point and a main distribution frame, in particular the cable distribution box and the multi-function cabinet, in each case including the technical equipment contained therein (“access” network level), (ii) the main distribution frames specified in Annex 3.3 (b) (ii) of the spin-off agreement, comprising among other things the converging telecommunications lines, technical equipment and machinery, (iii) the network components that are positioned behind the main distribution frames from the perspective of the outside plant termination point, including telecommunications lines, the related technical equipment and machinery, as well as accessories, the “aggregation” network level, in particular the asynchronous transfer mode (ATM) and Ethernet nodes (routers) contained therein, and the “backbone” network level, in particular the computers that manage the telecommunications traffic (network nodes), (iv) the switching centers that are positioned in the vicinity of the main distribution frames mentioned in Section 3.3 (b) (ii) of the spin-off agreement, and (v) all network-related hardware, in particular the hardware used for transmission, switching, and other network management purposes, for the three network levels (access, aggregation, and backbone), in each case with the exception of the network components to be assigned to the “Telekom Global Network” and with the exception of the technical equipment and machinery to be assigned to the “Products & Innovation” area. See Section II. 2.4 (c) above for additional information on the fixed network.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The fixed network is connected to the networks of other carriers or third parties and in this respect extends as far as the technical handover points used in collocation. This is explicitly clarified in the spin-off agreement and serves to provide an abstract definition of the fixed network’s reach.

The network components to be assigned to the “Telekom Global Network” and the technical equipment and machinery to be assigned to the “Products & Innovation” area are located in the vicinity of the fixed network. In order to sufficiently define the fixed network as a group of assets that will be transferred, the agreement uses a negative delimitation insofar as it individually describes and exhaustively lists the network components to be assigned to the “Telekom Global Network” and the technical equipment and machinery to be assigned to the “Products & Innovation” area, which are not to be included in the spin-off assets and liabilities despite being located in the vicinity of the fixed network. This delimitation is scarcely possible without such an exhaustive list because, for example, individual items of technical equipment belonging to the “Telekom Global Network” are housed in the same rack as those belonging to the fixed network. In these cases, the technical equipment must be legally removed from the spin-off assets and liabilities with reference to their location in the rack. The same applies to the technical equipment and machinery belonging to the “Products & Innovation” area, which are situated at locations in the fixed network.

Accordingly, the network components to be assigned to the “Telekom Global Network” that are excluded from partial universal succession and that will be retained by Deutsche Telekom AG are the submarine cable systems including the technical facilities and the main distribution frames in the submarine cable termination points at German coasts with the operating site codes 493100, 493600, 382107, and 465100, all technical equipment and machinery and other items of property, plant, and equipment that are located in the building of the “International Network Management Center Frankfurt” (“INMC”) (operating site code 691601), with the exception of the cable feeds up to the cable distribution room, and the technical equipment and machinery exhaustively listed in Annex 3.3 (b) (viii) to the spin-off agreement. See Section II. 2.5 (f) above for additional information on the “Telekom Global Network.”

The technical equipment and machinery to be assigned to the “Products & Innovation” area that are excluded from partial universal succession and that will be retained by Deutsche Telekom AG are exhaustively listed in Annex 3. (b) (ix) to the spin-off agreement. See Section II. 2.5 (e) above for additional information on the “Products & Innovation” area.

Section 3.3 (c) of the spin-off agreement stipulates that the spin-off assets and liabilities include all terminal equipment and in-house networks that are owned by Deutsche Telekom AG. This also includes the terminal equipment at Deutsche Telekom AG that is not within the newly defined T-HOME business area. T-Mobile Deutschland GmbH must make this equipment available to Deutsche Telekom AG after the spin-off for a normal market fee (see Section 4.8 of the spin-off agreement).

Pursuant to Section 3.3 (d) of the spin-off agreement, the spin-off assets and liabilities also include the testing and reference systems belonging to the “Technology Introduction Center,” in particular the hardware systems (network components, servers, routers, cable systems, etc.) that reproduce future products and developments for tests and validations, testing and checking devices and the reproduction of a copper cable network (cable testing system). See Section II. 2.4 (d) above for additional information on the “Technology Introduction Center.”

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Pursuant to Section 3.3 (e) of the spin-off agreement, the spin-off assets and liabilities additionally include the items of property, plant, and equipment to be assigned to the “Value-Added Services Center,” in particular the telephony platform for the directory assistance service, public telecommunication facilities (terminal equipment and housing), advertising media, conference call bridges plus back-end systems, and hardware for customized value-added solutions and for the tax platform. See Section II. 2.4 (d) above for additional information on the “Value-Added Services Center.”

Pursuant to Section 3.3 (f) of the spin-off agreement, the spin-off assets and liabilities also include the assets defined by asset class in Annex 3.3 (f) to the spin-off agreement insofar as they are not to be assigned to the “Telekom Global Network” pursuant to Section 3.3 (b) (vi) through (viii) of the spin-off agreement or to the “Products & Innovation” area pursuant to Section 3.3 (b) (ix). This relates to fixed network components and the network periphery.

Finally, pursuant to Section 3.3 (g) of the spin-off agreement, the spin-off assets and liabilities include all the items of property, plant, and equipment belonging to the “Business Customers” (“DT GK”) business unit, including to the extent that they are not yet covered by Section 3.3 (b) through (f) of the spin-off agreement.

Section 3.3 (h) of the spin-off agreement lists assets that are not included in the spin-off assets and liabilities. This list is not exhaustive (see Section V. 3.2 above). Deutsche Telekom AG will retain the network components to be assigned to the “Telekom Global Network” and to the “Products & Innovation” area pursuant to Section 3.3 (b) (vi) through (ix) of the spin-off agreement; once again, this is explicitly clarified in Section 3.3 (h) of the spin-off agreement.

3.4	Section 3.4 (limited personal easements and other land registry rights)

Pursuant to Section 3.4 of the spin-off agreement, the spin-off assets and liabilities also include all limited personal easements and other land registry rights (i) that are entered in the land register to the benefit of Deutsche Telekom AG or of one of its legal predecessors and (ii) that secure the construction or use of, or provision of infrastructure for, spin-off assets and liabilities, in particular that permit the use of the property for telecommunications systems or telecommunications lines or that otherwise serve to secure cable or line rights or rights relating to the operation and use of switching centers, with the exception of those limited personal easements and other land registry rights that are restricted purely to pedestrian and vehicle rights of way. The spin-off assets and liabilities include in particular the limited personal easements and land registry rights to the benefit of Deutsche Telekom AG or of one of its legal predecessors that are mentioned in Annex 3.4 to the spin-off agreement in relation to the properties and buildings listed in this Annex. The transfer of the above-mentioned limited personal easements and other land registry rights ensures among other things that both the fixed network and the security in rem furnished for the rights to run lines through private properties or buildings will be transferred to T-Mobile Deutschland GmbH. In order to meet the requirements of § 126(2) of the UmwG in conjunction with § 28 of the Grundbuchordnung (Land Register Code) in the best possible manner, both the contents of the limited personal easement and other land registry rights and the properties concerned are identified in Annex 3.4 to the spin-off agreement by naming the Land Registry/location of the land register and the land register, volume, page, cadastral subdistrict, and parcel.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

3.5	Section 3.5 (investments in subsidiaries and other equity investments)

The spin-off assets and liabilities also include all shares and equity investments held by Deutsche Telekom AG in the companies listed in Annex 3.5 to the spin-off agreement. Accordingly, the shares and equity investments in the following companies will be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH:

100% equity investments:

·	ActiveBilling GmbH & Co. KG

·	ActiveBilling Beteiligungs-GmbH

·	congstar GmbH

·	Deutsche Telekom Kundenservice GmbH

·	Deutsche Telekom Netzproduktion GmbH

·	Deutsche Telekom Technischer Service GmbH

·	Deutsche Telekom Value Added Services Austria GmbH

·	Telekom Shop Vertriebsgesellschaft mbH

Minority interests:

·	CTDI Nethouse Services GmbH

·	Elektrorecycling Anlagen GmbH

·	Elektrorecycling GmbH

·	Bremen Online Services Entwicklungs- und Betriebsgesellschaft mbH & Co. KG

See Section II. 2.4 (b) for information on these companies.

Where equity investments in partnerships are concerned (for tax purposes: commercial partnerships (Mitunternehmerschaften)), these shall be transferred to T-Mobile Deutschland GmbH together with the partnership's "special business assets and liabilities" (Sonderbetriebsvermögen) if this is an operating base of the commercial partnership (Sonderbetriebsvermögen I) or to the co-ownership interest (Sonderbetriebsvermögen II). This provision should be viewed against the background that the newly defined T-HOME business area is to be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH as an operating business unit in accordance with § 20 UmwStG at its tax base and thus as an income tax-neutral transaction.

The provisions in Section 4.2 (b) and Section 4.8 (d) of the spin-off agreement apply with the necessary modifications. Shares and equity investments in companies other than those covered by Section 3.5 sentence 1 of the spin-off agreement are not included in the spin-off assets and liabilities and are therefore excluded from the transfer unless otherwise stipulated in Section 4.2 (b) of the spin-off agreement. The latter restriction is also for tax reasons.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

3.6	Section 3.6 (current assets)

Section 3.6 of the spin-off agreement specifies the current assets that will be transferred to T-Mobile Deutschland GmbH in the course of the spin-off.

Section 3.6. (a) of the spin-off agreement contains a provision relating to balance sheet items. Pursuant to Section 3.6 (a) of the spin-off agreement, all the current assets that are contained in the company codes covered by the spin-off or that are otherwise to be assigned to the newly defined T-HOME business area are included in the spin-off assets and liabilities, unless explicitly provided otherwise in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement. Unless explicitly provided otherwise in Section 3.1  (d) and (e) or Sections 3.2 to 3.10 of the spin-off agreement, these current assets include in particular (i) the inventories, in particular raw materials, production consumables, and supplies and other inventories, work in progress, finished goods and merchandise to be assigned to the newly defined T-HOME business area, in each case including all rights and legal positions, in particular claims arising from prepayments, as well as consumables, (ii) the trade receivables to be assigned to the newly defined T-HOME business area, including those from affiliated companies and other long-term investees and investors, and other assets, and (iii) the legal relations to be assigned to the newly defined T-HOME business area on which prepaid expenses are based, in each case including all rights and duties under the contractual or other legal relations underlying or relating to these assets. Trade receivables relate in particular to receivables from domestic network operators (carriers).

After this, Section 3.6 (b) and (c) of the spin-off agreement expressly identifies assets and liabilities classified as spin-off assets and liabilities. These specific provisions do not provide an exhaustive list of the spin-off assets and liabilities (see Section V. 3.2 above).

Under these provisions, the spin-off assets and liabilities include all rights and duties under the banking and account agreements relating to the accounts listed in Annex 3.6 (b) to the spin-off agreement. Apart from these, the spin-off assets and liabilities do not include any cash funds.

Furthermore, pursuant to Section 3.6 (c) of the spin-off agreement, the spin-off assets and liabilities include all the current assets belonging to the “Business Customers” (“DT GK”) business unit, including to the extent that they are not yet covered by Section 3.6 (b) of the spin-off agreement.

3.7	Section 3.7 (liabilities and obligations, risks and charges)

Section 3.7 of the spin-off agreement contains provisions on liabilities and obligations, risks and charges.

Section 3.7. (a) of spin-off agreement also contains a provision relating to balance sheet items. Unless explicitly provided otherwise in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement, Section 3.7 (a) of the spin-off agreement specifies that the spin-off assets and liabilities include all the liabilities and obligations, including uncertain liabilities, contingent liabilities, and future liabilities of Deutsche Telekom AG that are contained in the company codes covered by the spin-off or that are otherwise to be assigned to the newly defined T-HOME business area, the legal grounds for which have already been established. Unless explicitly provided otherwise in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement, these include in particular the following items to be assigned to the newly defined T-HOME business area: (i) liabilities from payments received on account of orders, (ii) trade payables, (iii) liabilities to affiliated companies or other long-term investees and investors, (iv) other liabilities, (v) uncertain liabilities and charges on which provisions are based (the procedures listed under Section 3.8 of the spin-off agreement apply to pension liabilities), and (vi) legal relations on which deferred income is based. Trade payables comprise in particular liabilities to domestic network operators (carriers).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

After this, Section 3.7 (b) through (g) of the spin-off agreement expressly identifies assets and liabilities classified as spin-off assets and liabilities. These specific provisions do not provide an exhaustive list of the spin-off assets and liabilities (see Section V. 3.2 above).

Under these provisions, the spin-off assets and liabilities include the liabilities and obligations under the agreements and other legal relations that are included in the spin-off assets and liabilities pursuant to Section 3.9 (b) through (h) of the spin-off agreement.

The spin-off assets and liabilities include the restoration obligations relating to the fixed network, as well as restoration obligations for the public telecommunications facilities.

The spin-off assets and liabilities include the repayment obligations arising from collateral furnished that are to be assigned to the newly defined T-HOME business area, in particular those relating to the agreements mentioned in Section 3.9 (c) of the spin-off agreement, as well as the corresponding means of collateral (chattel mortgages, legal positions under guarantee agreements, etc.), although these means of collateral should only be included in the spin-off to the extent that they do not take the form of a cash payment.

Finally, pursuant to Section 3.7 (f) of the spin-off agreement, the spin-off assets and liabilities also include all liabilities and obligations, risks and charges of the “Business Customers” (“DT GK”) business unit, including to the extent that they are not yet covered by Section 3.7 (b) through (d) of the spin-off agreement.

Pursuant to Section 3.7 (f) of the spin-off agreement, the spin-off assets and liabilities include the liabilities under the loan agreements with Deutsche Telekom International Finance B.V., domiciled in Amsterdam, the Netherlands, to which the following contract numbers are assigned in the “Integrated Treasury System” (“ITS”): 21332 (loan relating to MTN 21403 (ISIN XS0132407957) due as of July 11, 2011), 24408 (loan relating to MTN 25656 (ISIN XS0155312829) due as of May 29, 2012) and 27596 (loan relating to MTN 27565 (ISIN XS0166575067) due as of December 9, 2010). The assignment of these liabilities to the spin-off assets and liabilities serves to appropriately account for the financing requirements of the newly defined T-HOME business area. The liabilities concerned have a volume of approximately €4 billion.

A special factor applies to Section 3.7 (g) of the spin-off agreement: In it, T-Mobile Deutschland GmbH undertakes internally as against Deutsche Telekom AG to settle Deutsche Telekom AG’s liabilities under the agreements to which the contract numbers listed in Annex 3.1 (d) (vii) to the spin-off agreement have been assigned in the “Integrated Treasury System” (“ITS”) with economic effect from the effective spin-off date. These are agreements entered into with external third parties and with Deutsche Telekom International Finance B.V., Amsterdam, the Netherlands. As there are legal reasons against the transfer of these agreements and of the liabilities resulting from the agreements, the parties will put each other internally in the position that would apply if the liabilities concerned were included in the spin-off assets and liabilities. As in Section 3.7 (f) of the spin-off agreement, the establishment of this corresponding liability (contractual undertaking to perform the obligation of another party) on the part of T-Mobile Deutschland GmbH to Deutsche Telekom AG serves to appropriately account for the financial expenses of the newly defined T-HOME business area. The liabilities that T-Mobile Deutschland GmbH will settle under these provisions have a volume of approximately €6 billion.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Section 3.7 (h) of the spin-off agreement identifies assets that are not included in the spin-off assets and liabilities. This list is not exhaustive (see Section V. 3.2 above). Under this provision, the following items are not included in the spin-off assets and liabilities and are therefore excluded from the transfer: The liabilities and obligations to be assigned to the “Telekom Global Network,” in particular for rights of use relating to international capacity including ongoing operating and restoration services and the restoration obligations relating to submarine cables, as well as the liabilities and obligations under the agreements and other legal relations that are not included in the spin-off assets and liabilities pursuant to Section 3.9 (j) of the spin-off agreement. These liabilities and obligations are not to be assigned to the newly defined T-HOME business area.

3.8	Section 3.8 (liabilities under occupational pensions, partial early retirement arrangements, and long-term time accounts)

Whereas Section 3.7 of the spin-off agreement contains general provisions on the liabilities and obligations, risks, and charges of the T-HOME business area, Section 3.8 of the spin-off agreement contains specific provisions governing liabilities under occupational pensions, partial early retirement arrangements, and long-term time accounts. In this context, the spin-off agreement makes the following distinctions:

With economic effect as of the effective spin-off date, T-Mobile Deutschland GmbH will enter into all rights and duties under the occupational pension commitments made by Deutsche Telekom AG to the employees being transferred. Deutsche Telekom AG will transfer assets for the occupational pension entitlements accrued up until the effective spin-off date for the employees taken over by T-Mobile Deutschland GmbH in accordance with Annex 3.8 (a) to the spin-off agreement to T-Mobile Deutschland GmbH. The assets transferred will be in the amount of the defined benefit obligation (DBO) pursuant to IAS 19 for the pension provisions in the annual financial statements as of December 31, 2009, determined using standard Group transfer pricing methods. The precise amount to be transferred to T-Mobile Deutschland GmbH by Deutsche Telekom AG shall be calculated by T-Mobile Deutschland GmbH in consultation with Deutsche Telekom AG without undue delay following the end of the fiscal year on December 31, 2009 and no later than March 31, 2010. The calculation shall be based on the same assumptions used in the preparation of the consolidated financial statements of Deutsche Telekom AG as of December 31, 2009.

With economic effect as of the effective spin-off date, T-Mobile Deutschland GmbH will enter into all rights and duties arising from the liabilities existing at Deutsche Telekom AG, specifically pensions obligations (under pension claims and vested entitlements) of Deutsche Telekom AG, towards employees leaving between the effective spin-off date and the execution date whose employment relationship, if it were to continue unchanged until after the execution date, would be transferred by law to T-Mobile Deutschland GmbH in accordance with § 613 a(1) sentence 1 Bürgerliches Gesetzbuch (BGB—German Civil Code) and § 324 UmwG. The provisions of Section 3.8 (a) of the spin-off agreement apply accordingly to the transfer of assets.

Deutsche Telekom AG’s rights and duties under pension liabilities existing at Deutsche Telekom AG towards employees who have already left as at the Effective Spin-off Date (occupational pension recipients and potential pension beneficiaries) shall remain with Deutsche Telekom AG and shall not be assumed by T-Mobile Deutschland GmbH.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In addition, T-Mobile Deutschland GmbH will assume the responsibilities under partial early retirement arrangements and long-term time accounts towards the employees being transferred. T-Mobile Deutschland GmbH will receive assets in the amount of the obligations measured in accordance with IFRSs as consideration for assuming the obligations under early partial retirement arrangements and long-term time accounts. It undertakes to invest these assets without delay in a manner that protects them against insolvency in line with the statutory requirements. The shares in the Contractual Trust Arrangement recorded in the balance sheet for covering the obligations under the partial early retirement arrangements and long-term time accounts of the assumed employees at Deutsche Telekom AG shall remain with Deutsche Telekom AG.

3.9	Section 3.9 (agreements and other legal relations)

Furthermore, in order to merge T-HOME and T-MOBILE in Germany at the level of T-Mobile Deutschland GmbH, the contractual and other legal relations and legal positions to be assigned to the newly defined T-HOME business area must be transferred to T-Mobile Deutschland GmbH.

In this context, Section 3.9 (a) of the spin-off agreement specifies that the spin-off assets and liabilities – subject to any express provision to the contrary in Section 3.1  (d) and (e) or in Sections 3.2 to 3.10 of the spin-off agreement – comprise all rights and duties under all contractual and legal relations and legal positions that are represented by the company codes affected by the spin-off or that are otherwise to be assigned to the newly defined T-HOME business area. Both private law and public law legal relations and legal positions are included.

After this, Section 3.9 (b) through (i) of the spin-off agreement expressly identifies assets and liabilities classified as spin-off assets and liabilities. These specific provisions do not provide an exhaustive list of the spin-off assets and liabilities (see Section V. 3.2 above).

Pursuant to Section 3.9 (b) of the spin-off agreement, the spin-off assets and liabilities consist in particular of the agreements mentioned in that Section. In line with this, the following will be transferred to T-Mobile Deutschland GmbH: (i) all agreements that have as their object the rights in and from software covered by Section 3.2 (b) of the spin-off agreement, (ii) all agreements between Deutsche Telekom AG and T-Systems Enterprise Services GmbH that have as their object the provision and operation of software listed in Annex 3.2 (b) (iv) to the spin-off agreement.

Moreover, Section 3.9 (b) (iii) of the spin-off agreement provides for the transfer of all agreements between Deutsche Telekom AG and T-Systems Enterprise Services GmbH that have as their object the provision and operation of the workstation systems for the newly defined T-HOME business area.

Finally, Section 3.9 (b) (iv) of the spin-off agreement specifies that the agreements with Deutsche Telekom International Finance B.V., domiciled in Amsterdam, the Netherlands, mentioned in Section 3.7 (f) of the spin-off agreement will also be transferred.

The transfer of the agreements comprises in each case all rights and duties resulting out of these agreements.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

The spin-off assets and liabilities also include the customer agreements mentioned in Section 3.9 (c) of the spin-off agreement. Specifically, the following agreements will be transferred to T-Mobile Deutschland GmbH: (i) all agreements with customers having as their object national line-based products such as voice lines, DSL lines, double/triple play lines, data products, TDN (Telekom Designed Network) solutions, T-VPN (Virtual Private Networks) voice solutions, national wholesale/resale products, national wholesale solutions, interconnect products and solutions, and in particular those agreements with the customers listed in Annex 3.2 (e) (i) to the spin-off agreement; (ii) all agreements with customers having as their object non-line-based products such as ISP products (Internet Access), value-added services (see Section 3.2 (b) (iii) of the spin-off agreement), including value-added solutions for customers that are also customers of T-Systems Enterprise Services GmbH, domiciled in Frankfurt am Main, rental equipment (e.g., rented telephones, routers, telecommunications systems, PCs), services (e.g., assembly, remote services), and in particular those agreements with the customers listed in Annex 3.2 (e) (ii) to the spin-off agreement, but with the exception of the customers from the “Product House” sub-area with digital services (non-access products), which are to remain with Deutsche Telekom AG (see above Sections II. 2.5 (e) and II. 2.6 (e)); (iii) all agreements with customers having as their object ancillary services for the categories mentioned in (i) and (ii), such as line-related add-on options (e.g., mailbox, security package, homepage, add-on options for Entertain, etc. insofar as these are booked via T-HOME Access, irrespective of their availability via the Internet at large), tariff options (e.g., discounts for time/volume limits, hot spots), equipment extensions (e.g., extensions to telecommunications systems), service level agreements (individual service agreements, e.g., regarding fault clearance times) and infrastructure services (e.g., collocation and ventilation technology, including associated additional services and emergency power systems); and (iv) all agreements entered into by the “Business Customers” (“DT GK”) business unit together with the customers assigned to this business area, and in particular the customers listed in Annex 3.2 (e) (iv) (X) to the spin-off agreement, including the customers from the AGB network business that are also customers of T-Systems Enterprise Services GmbH, domiciled in Frankfurt am Main, in particular the customers listed in Annex 3.2 (e) (iv) (Y) to the spin-off agreement, including insofar as they are not yet covered by (i) through (iii). The AGB network business is defined as all agreements relating to the provision of a service in accordance with one or more of the item and service nos. (AL nos.) listed in Annex 3.2 (e) (iv) (Z) to the spin-off agreement.

The transfer of these agreements also comprises in each case all rights and duties arising out of the agreements.

The penultimate sentence of Section 3.9 (c) of the spin-off agreement contains the clarification that these agreements also include such agreements that are established on the basis of an administrative act by the Bundesnetzagentur (Federal Network Agency) with respect to Deutsche Telekom AG.

Finally, the last sentence of Section 3.9 (c) of the spin-off agreement specifies that the spin-off assets and liabilities also include all agreements (e.g., guarantee contracts) providing for collateral in favor of Deutsche Telekom AG that relate to the agreements covered by (i) through (iv). Such agreements are to be found in particular in the Wholesale area.

Section 3.9 (d) of the spin-off agreement addresses other agreements, in particular those relating to the fixed network and value-added services. Pursuant to Section 3.9 (d) of the spin-off agreement, the spin-off assets and liabilities also include (i) all agreements with property owners having the object of the passage through and use of telecommunications lines, as well as all agreements having as their the object the co-use of other facilities intended to accommodate telecommunications cables (so-called “co-use agreements” or “permission agreements”); (ii) all agreements with property owners relating to access lines (agreements for the use of properties and so-called “property owners’ declarations” (Grundstückseigentümererklärungen)); (iii) all agreements with other carriers or third parties concerning rights to their networks located in the Federal Republic of Germany and

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

concerning their network-based services provided via these networks, as well as on the invoicing of receivables of Deutsche Telekom AG; (iv) all agreements having the object of regulating the responsibility for the cost of modifications and extensions to the fixed network; (v) all agreements (e.g., with carriers or municipal authorities) having the object of expanding the broadband network in Germany; (vi) all cooperation agreements relating to the fixed network for which Deutsche Telekom AG provides services free of charge; (vii) all agreements, especially leases, governing the use of third-party properties to erect public telecommunications facilities as well as agreements governing the acquisition, construction, operation, and marketing of advertising space on private and public property and marketing and brokerage agreements for “out of home media”; and (viii) all agreements for use pursuant to § 45a of the Telekommunikationsgesetz 2004 (TKG 2004—2004 German Telecommunications Act) or its predecessor legislation.

In this respect, too, the agreements are transferred in each case together with all rights and duties arising from them.

Section 3.9 (e) of the spin-off agreement specifies other agreements that are included in the spin-off assets and liabilities and that will therefore be transferred to T-Mobile Deutschland GmbH.

These include first the procurement agreements with external third parties with the agreement numbers listed in Annex 3.9 (e) (i) to the spin-off agreement that are stored under these agreement numbers in the central SAP systems at Deutsche Telekom AG or at T-Systems Enterprise Services GmbH, among other places, including the individual agreements entered into and individual drawdowns made on the basis of these procurement agreements (see Section 3.9 (e) (i) of the spin-off agreement), as well as the procurement agreements with affiliated companies with the agreement numbers listed in Annex 3.9 (e) (ii) to the spin-off agreement that are stored under these agreement numbers in the central SAP systems at Deutsche Telekom AG or at T-Systems Enterprise Services GmbH, among other places, including the individual agreements entered into and individual drawdowns made on the basis of these procurement agreements (see Section 3.9 (e) (ii) of the spin-off agreement).

Pursuant to Section 3.9 (e) (iii) of the spin-off agreement, the spin-off assets and liabilities also comprise the sports marketing agreements specified in Annex 3.9 (e) (iii) to the spin-off agreement, partly by way of general description and partly in addition by way of the naming of the other parties to the agreements, as well as (iv) all agreements governing linear broadcasting rights for film and TV products, especially the agreements listed in Annex 3.9 (e) (iv) to the spin-off agreement, as well as the archiving rights corresponding to these agreements. The latter agreements are specifically not assigned to the “Products & Innovation” area but to the newly defined T-HOME business area. They relate solely to the Entertain product from the newly defined T-HOME business area and not to digital services (non-access products).

Furthermore, the spin-off assets and liabilities comprise the contractual relationship between Deutsche Telekom AG and Active Billing GmbH & Co. KG, Bonn, with respect to invoicing services for third parties (see Section 3.9 (e) (iv) of the spin-off agreement).

These agreements are also transferred in each case together with all rights and duties arising from them.

Section 3.9 (f) of the spin-off agreement addresses the rights and duties under public-law agreements, approvals, permits, permissions, rights of use, and other entitlements (so-called “public-law entitlements”) as well as under other public-law orders, decisions, and other sovereign measures (hereinafter referred to as “other public-law measures") of whatever kind. Insofar as these entitlements and measures are to be assigned to the newly defined T-HOME business area, they are also included in the spin-off assets and liabilities.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Consequently, the following public-law entitlements in particular will be transferred to T-Mobile Deutschland GmbH insofar as this is legally permissible: (i) public-law entitlements and other public-law measures for the systems requiring approval transferred in the course of the execution of the spin-off and other operating permits; (ii) public-law entitlements and other public-law measures taken pursuant to the TKG 2004 or predecessor legislation, or legal regulations adopted on their basis, that are granted in connection with the establishment, expansion, maintenance, and use of the fixed network; and (iii) public-law entitlements and other public-law measures to be assigned to the newly defined T-HOME business area. With respect to the question of the transfer by way of the spin-off of public-law entitlements and other public-law measures under telecommunications law, please also see Section IV. 1.5 above.

Pursuant to Section 3.9 (g) of the spin-off agreement, the spin-off assets and liabilities also include all legal positions that are subject to public procurement law (e.g., prequalifications, qualifying competitions, and submissions of tenders), especially under tendering procedures for the “Mehr Breitband für Deutschland” (More Broadband for Germany) project, that are to be assigned to the newly defined T-HOME business area. No disadvantages are expected to arise from the transfer of these procedures.

Section 3.9 (h) of the spin-off agreement primarily comprises provisions governing the treatment of legal relationships under procedural law. According to it, the spin-off assets and liabilities include (i) all procedural legal positions, including those under administrative proceedings and arbitration proceedings, with third parties and all contractual agreements with third parties relating to the recognition or corresponding execution of the results of court proceedings, administrative proceedings, and arbitration proceedings, or that relate to the assertion of rights reserved to the parties to the proceedings, and (ii) all enforceable titles arising out of completed dunning proceedings and other legal relationships under procedural law that are non-appealable at the execution date, and especially those under the proceedings listed in Annex 3.9 (h) to the spin-off agreement, that relate to other items of the spin-off assets and liabilities or are otherwise to be assigned to the newly defined T-HOME business area.

Finally, Section 3.9 (i) of the spin-off agreement lays down, as a precautionary measure, that the spin-off assets and liabilities include all contractual and other legal relationships and legal positions for the “Business Customers” (“DT GK”) business unit, even if these are not yet listed in Section 3.9 (b) through (g) of the spin-off agreement.

Whereas the above provisions mainly addressed agreements and other legal relationships that are included in the spin-off assets and liabilities and that will be transferred to T-Mobile Deutschland GmbH, Section 3.9 (j) of the spin-off agreement comprises a catalog of items that are not to be transferred to T-Mobile Deutschland GmbH. This catalog is not exhaustive (see Section V. 3.2 above).

Firstly, it includes all rights to the software listed in Annex 3.2 (f) (i) to the spin-off agreement (see Section 3.9 (j) (i) of the spin-off agreement).

Since only the national fixed network business is to be transferred, Deutsche Telekom AG will also retain all agreements with customers governing international wholesale/resale products or international wholesale solutions, termination, and peering, including customers of the “Business International” (“BIN” or “ICSS”) units, arising from the use of the “Telekom Global Network” (see Section 3.9 (j) (ii) of the spin-off agreement).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Furthermore, Deutsche Telekom AG will retain all agreements with customers and suppliers (licensors) relating to digital services (non-access products) provided by the “Product House” sub-area (including video on demand, music rights, and other rights of use) (see Section 3.9 (j) (iii) of the spin-off agreement). This provision serves in turn to differentiate the portion of the assets and liabilities being transferred from the “Product House” sub-area belonging to the “Products & Innovation” area (in this context see above Sections II. 2.5 (e) and II. 2.6 (e)).

Moreover, none of the rental agreements with GMG Generalmietgesellschaft mbH, domiciled in Bonn, (see Section 3.9 (j) (iv) of the spin-off agreement) will be transferred. For further information see Sections II. 2.5 (c) and II. 2.6 (c).

Furthermore, Deutsche Telekom AG will retain the procurement agreements with external third parties with the agreement numbers listed in Annex 3.9 (j) (v) to the spin-off agreement (see Section 3.9 (j) (v) of the spin-off agreement), as well as the procurement agreements with affiliated companies with agreement numbers listed in Annex 3.9 (j) (vi) to the spin-off agreement (see Section 3.9 (j) (vi) of the spin-off agreement), in each case including the individual agreements entered into and the drawdowns made on the basis of these procurement agreements, insofar as these are not assigned to the spin-off assets and liabilities in Section 3.9 (e) (i) of the spin-off agreement.

Moreover, Deutsche Telekom AG will also retain all sports marketing agreements other than those listed in Annex 3.9 (e) (iii) to the spin-off agreement (see Section 3.9 (j) (vii) of the spin-off agreement).

Finally, no control agreements, profit and loss transfer agreements, and control and profit and loss transfer agreements between Deutsche Telekom AG and the companies listed in Annex 3.5 to the spin-off agreement are included in the spin-off assets and liabilities. Such agreements exist with Telekom Shop Vertriebsgesellschaft mbH (control agreement and profit and loss transfer agreement), Deutsche Telekom Kundenservice GmbH (control agreement and profit and loss transfer agreement), Deutsche Telekom Netzproduktion GmbH (control agreement and profit and loss transfer agreement), Deutsche Telekom Technischer Service GmbH (control agreement and profit and loss transfer agreement), and congstar GmbH (profit and loss transfer agreement). For further information see above Sections II. 2.6 (d) and IV. 2.1 (a).

Consequently, all of the above-mentioned contractual relationships will continue unchanged with Deutsche Telekom AG following the spin-off.

3.10	Section 3.10 (additions and disposals prior to the execution date)

Changes in the portfolio of spin-off assets and liabilities will also occur in the normal course of business in the period up to the execution date. Consequently, pursuant to Section 3.10 of the spin-off agreement, the volume of assets and liabilities transferred will be determined by the portfolio of spin-off assets and liabilities at the execution date. Additions to and disposals of assets and liabilities in the period up to the execution date, i.e., until the spin-off is entered in the commercial register of Deutsche Telekom AG, will be taken into account during the transfer. Consequently, insofar as nothing to the contrary is expressly specified in Section 3.1  (d) and (e) or in Sections 3.2 to 3.9 of the spin-off agreement, the spin-off assets and liabilities will also include those assets, including surrogates, to be assigned to the newly defined T-HOME business area that have been added to, or have arisen in, the newly defined T-HOME business area in the period up to the execution date. In line with this, the assets allocated to the newly defined T-HOME business area pursuant to this agreement that were disposed of before the execution date or that no longer exist (or no longer exist at Deutsche Telekom AG) on the execution date will not be transferred to T-Mobile Deutschland GmbH.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

3.11	Section 3.11 (retention of title, expectancies, and recovery claims)

Section 3.11 of the spin-off agreement covers those cases in which Deutsche Telekom AG is not the holder of the full rights (sentence 1) or not the sole holder of the full rights (sentence 2) with regard to items included in the spin-off assets and liabilities. Insofar as the items included in the spin-off assets and liabilities are subject to retentions of title by third parties as of the execution date, or Deutsche Telekom AG has assigned ownership in them to third parties by way of security, the spin-off assets and liabilities pursuant to Section 3.11 sentence 1 of the spin-off agreement will include all rights and duties accruing to Deutsche Telekom AG in this context, including expectancies and recovery claims. Insofar as the items included in the spin-off assets and liabilities are co-owned as of the execution date, Section 3.11 sentence 2 of the spin-off agreement specifies that Deutsche Telekom AG’s co-ownership portion is included in the spin-off assets and liabilities.

4.	SECTION 4 (MODALITIES OF TRANSFER)

Section 4 of the spin-off agreement describes the modalities of transfer.

4.1	Section 4.1 (spin-off execution, execution date)

The transfer of the spin-off assets and liabilities with effect in rem will take place as of the date of entry of the spin-off in the commercial register of Deutsche Telekom AG (so-called “execution date”, Section 4.1 (a) of the spin-off agreement).

However, it is not only the rights in rem that will be transferred to T-Mobile Deutschland GmbH as of the execution date. Rather, Deutsche Telekom AG will also transfer ownership of the immovable and movable spin-off assets and liabilities. Insofar as items affected by the spin-off are in the possession of third parties, Deutsche Telekom AG will transfer its corresponding recovery claims to T-Mobile Deutschland GmbH effective as of the execution date (Section 4.1 (b) of the spin-off agreement).

This provision will be supplemented with respect to the transfer of ownership in all books, documents, operating data, and other business records maintained at Deutsche Telekom AG in connection with the newly defined T-HOME business area (Section 4.1 (c) of the spin-off agreement). Additionally, T-Mobile Deutschland GmbH will receive ownership of all deeds required for it to assert the rights being transferred to it. Furthermore, T-Mobile Deutschland GmbH undertakes to keep the books, documents, operating data, and other business records for Deutsche Telekom AG for the statutory retention periods. This ensures that the statutory retention periods applicable to Deutsche Telekom AG will also be complied with following the transfer of the documents and records to T-Mobile Deutschland GmbH.

4.2	Section 4.2 (obstacles to transfer, catch-all clause, duties of cooperation)

Section 4.2 of the spin-off agreement contains catch-all provisions for cases in which the intended transfer of rights to individual assets may not have taken place by way of partial universal succession as of the execution date.

Pursuant to Section 4.2 (a) of the spin-off agreement, Deutsche Telekom AG undertakes to transfer these assets separately to T-Mobile Deutschland GmbH by way of singular succession in accordance with the applicable provisions in each case.
Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

In return, T-Mobile Deutschland GmbH undertakes to accept the transfer. The transfer by way of singular succession will also take place internally between Deutsche Telekom AG and T-Mobile Deutschland GmbH as of the effective spin-off date. Furthermore, until the transfer takes effect, T-Mobile Deutschland GmbH will, at the request of Deutsche Telekom AG, perform all necessary or appropriate acts and measures and issue all necessary or appropriate declarations that T-Mobile Deutschland GmbH would have had to perform or issue if the transfer had already taken place as of the execution date. In particular, these include all acts, measures, and declarations necessary or appropriate for performing contractual or other duties still devolving on Deutsche Telekom AG until the transfer. If necessary, the parties will enter into separate agency agreements on this. Section 4.7 (e) of the spin-off agreement remains unaffected by this; the special provision contained in it thus takes precedence over Section 4.2 (a) of the spin-off agreement.

Pursuant to Section 4.2 (b) of the spin-off agreement, a special transfer by way of singular succession will occur in particular in the case of assets that represent a key operating basis for the newly defined T-HOME business area as an operating business unit and that are used exclusively by the newly defined T-HOME business area. This applies even if (i) the assets are not expressly listed in Sections 3.1 to 3.11 of the spin-off agreement, (ii) Deutsche Telekom AG only becomes the legal or beneficial owner of the assets following the formally valid signature of the spin-off and take-over agreement, but before the execution date, or (iii) it is not recognized in good time that they are key operating bases, despite comprehensive efforts at clarification in this respect. In parallel to Section 4.2 (a) sentence 1 of the spin-off agreement, Section 4.2 (b) sentence 2 of the spin-off agreement specifies that Deutsche Telekom AG and T-Mobile Deutschland GmbH will also put each other internally in the economic position that would have applied if the asset concerned had already been transferred to T-Mobile Deutschland GmbH as of the effective spin-off date.

The same applies pursuant to Section 4.2 (b) sentence 3 of the spin-off agreement to the granting of a long-term right of use in assets that represent a key operating basis for the newly defined T-HOME business area as an operating business unit, but that are not used exclusively by the newly defined T-HOME business area (so-called multi-use assets). Section 4.7 (e) of the spin-off agreement remains unaffected by this; the special provision contained in it thus takes precedence over Section 4.2 (b) of the spin-off agreement.

These provisions must be seen in the context of the fact that the newly defined T-HOME business area as an operating business unit in accordance with § 20 UmwStG is to be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH at its tax base and thus as an income tax-neutral transaction.

Equally, in the case that a transfer to T-Mobile Deutschland GmbH is not possible externally, Deutsche Telekom AG and T-Mobile Deutschland GmbH will put each other internally in the position that would have applied if the transfer had also taken place externally as of the effective spin-off date. In this case, Deutsche Telekom AG is obliged in particular to make available the asset concerned to T-Mobile Deutschland GmbH for its long-term use for the duration of the operation of the fixed network, or to provide it with beneficial ownership in the asset by another means. Sentences 3 and 4 of Section 4.2 (a) of the spin-off agreement will apply accordingly. Sections 2.2 (b) and 4.7  (e) and (f) remain unaffected by this; the special provisions contained in them thus take precedence over Section 4.2 (c) of the spin-off agreement.

Section 4.2 (d) of the spin-off agreement lays down a supplementary provision for cases in which the approval of a creditor, debtor, trustee, co-shareholder, or other third party, or a public-law confirmation, correction, approval, permit, or other legal act under public law is

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

required for the transfer of certain assets. In these cases Deutsche Telekom AG and T-Mobile Deutschland GmbH will make efforts to obtain the approval or legal act under public law. If the above-mentioned approval or legal act under public law is not obtained, the provision laid down in Section 4.2 (c) of the spin-off agreement will apply accordingly to the companies internally.

4.3	Section 4.3 (general duties of cooperation)

Furthermore, Deutsche Telekom AG and T-Mobile Deutschland GmbH have undertaken in accordance with Section 4.3 of the spin-off agreement to issue all declarations and deeds, and to perform all other measures and legal acts that are necessary or appropriate in connection with the transfer of the spin-off assets and liabilities, be it by way of partial universal succession or by way of singular succession.

4.4	Section 4.4 (assets that cannot be assigned to a single party (multi-use assets), retransfer obligation)

Section 4.4 (a) of the spin-off agreement lays down provisions governing assets that are only partially allocable to the newly defined T-HOME business area (so-called “multi-use assets”). Insofar as a multi-use asset is not expressly allocated to the spin-off assets and liabilities in the spin-off agreement, it will not be transferred to T-Mobile Deutschland GmbH. In this case, Deutsche Telekom AG will make available the asset concerned to T-Mobile Deutschland GmbH pursuant to Section 4.8 (a) through (e) of the spin-off agreement for its long-term use (i.e., until the end of its economic life) on the basis of a contractual arrangement.

Section 4.4 (b) of the spin-off agreement provides for cases in which assets – and in particular agreements, equity investments, and memberships – that are not to be transferred to T-Mobile Deutschland GmbH pursuant to this agreement, are transferred to T-Mobile Deutschland GmbH for legal reasons. In these cases, T-Mobile Deutschland GmbH is obliged to retransfer the assets to Deutsche Telekom AG. In turn, Deutsche Telekom AG is obliged to accept the retransfer. Inter se, the parties will place each other in the position they would have been in if the transfer had not been made at the execution date, since Section 2.2 (b) of the spin-off agreement applies accordingly.

To safeguard these retransfer obligations, Section 4.4 (c) of the spin-off agreement specifies that the provisions of the agreement relating to the duties of cooperation in Sections 4.2 and 4.3 of the spin-off agreement will apply accordingly.

4.5	Section 4.5 (creditor protection and internal settlement, indemnity)

In accordance with §§ 133(1) and 133(3) UmwG, the legal entity that has not been assigned liabilities of the transferring legal entity under the spin-off agreement is liable on a joint and several basis for the settlement of the liabilities that were established before the spin-off took effect, provided that these become due within five years of the announcement of the entry of the spin-off in the commercial register of Deutsche Telekom AG and that claims against it arising out of this are established in a manner specified in § 197(1) nos. 3 to 5 BGB (non-appealable claims, claims under enforceable composition proceedings or enforceable deeds, claims that have become enforceable due to their having been established in insolvency proceedings) or court-ordered or public-authority enforcement proceedings have been performed or applied for; in the case of public-law liabilities the issue of an administrative act is sufficient. In the case of pension obligations established before the spin-off takes effect under the Betriebsrentengesetz (BetrAVG—German Occupational Pensions Improvement Act), the run-off period is not five but ten years.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Consequently, Deutsche Telekom AG will be liable in addition to T-Mobile Deutschland GmbH for the settlement of the liabilities transferred to T-Mobile Deutschland GmbH that were established before the execution date. Accordingly, T-Mobile Deutschland GmbH is jointly and severally liable for the settlement of the liabilities that have remained with Deutsche Telekom AG and that were established at Deutsche Telekom AG before the execution date. These liabilities will be borne internally by the legal entity to which the liability in question has been allocated. In line with this, Section 4.5 (a) of the spin-off agreement specifies that the legal entity against which a claim is brought by creditors on the basis of the provisions of § 133 UmwG or other statutory or contractual provisions in respect of liabilities, obligations, or contingent liabilities that are allocated to the other legal entity pursuant to the provisions of the spin-off agreement may demand from the other legal entity to be indemnified against such liabilities, obligations, or contingent liabilities at first request.

The provisions in Section 4.5 (b) of the spin-off agreement exclude all claims and rights (e.g., under warranties) by T-Mobile Deutschland GmbH with respect to the quality or existence of the assets and liabilities to be spun off by Deutsche Telekom AG pursuant to the spin-off agreement, or of individual items thereof. The exclusion covers all rights of and claims by T-Mobile Deutschland GmbH, whatever their type or legal grounds. It applies regardless of whether the rights of and claims by T-Mobile Deutschland GmbH are known or unknown, whether they have fallen due or are contingent, and whether they already exist or will only come into existence at a later date.

4.6	Section 4.6 (special aspects of easements and other land registry rights)

Insofar as limited personal easements and other land registry rights to the benefit of Deutsche Telekom AG or a legal predecessor of Deutsche Telekom AG that are covered by Section 3.4 of the spin-off agreement and that secure the construction or use of, or provision of infrastructure for, spin-off assets and liabilities, are not already transferred to T-Mobile Deutschland GmbH on entry of the spin-off in the commercial register of Deutsche Telekom AG, Deutsche Telekom AG is obliged under Section 4.6 (a) of the spin-off agreement to transfer the limited personal easements and other land registry rights to T-Mobile Deutschland GmbH by way of singular succession. T-Mobile Deutschland GmbH undertakes to accept the transfer.

Section 4.6 (b) of the spin-off agreement governs the internal relationship between the parties to the agreement with respect to the limited personal easements and other land registry rights. Under it, Deutsche Telekom AG and T-Mobile Deutschland GmbH will put each other in the position that they would have been in if all limited personal easements and other land registry rights covered by Section 3.4 of the spin-off agreement had already been transferred to T-Mobile Deutschland GmbH on the effective spin-off date. Irrespective of whether the limited personal easements and other land registry rights pursuant to Section 3.4 of the spin-off agreement are transferred to T-Mobile Deutschland GmbH by way of partial universal succession or by way of singular succession pursuant to Section 4.6 (a) of the spin-off agreement, the parties to the agreement will put each other in the position that they would have been in if all affected limited personal easements and other land registry rights in the land register had already been transferred to T-Mobile Deutschland GmbH as of the effective spin-off date. In particular, Deutsche Telekom AG will relinquish the exercise of the limited personal easements and other land registry rights to T-Mobile Deutschland GmbH.

In the event that Deutsche Telekom AG or another company affiliated with it pursuant to §§ 15 et seq. Aktiengesetz (AktG—German Stock Corporation Act) also needs the limited personal easements and other land registry rights to secure its assets or to ensure their construction or use, or the provision of infrastructure for them, or has promised them for exercise to a third party, T-Mobile Deutschland GmbH will grant Deutsche Telekom AG or the company affiliated with Deutsche Telekom AG, at its request, a free, transferable contractual right of co-use pursuant to Section 4.6 (c).

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Pursuant to Section 4.6 (d) of the spin-off agreement, Deutsche Telekom AG will also assign to T-Mobile Deutschland GmbH, which accepts the assignment, the claims to the entry in the land register of a limited personal easement listed in Annex 4.6 (d) to the spin-off agreement that have been secured by priority notice.

4.7	Section 4.7 (special aspects regarding main distribution frames)

In the course of the spin-off, all main distribution frames belonging to the national fixed network are to be transferred to T-Mobile Deutschland GmbH (see Section 3.3 (b) of the spin-off agreement); however, this does not apply to all properties, buildings, and hereditary building rights belonging to Deutsche Telekom AG (see Section 3.1 (d) (ii) of the spin-off agreement). With regard to the main distribution frames and the individual pieces of equipment within the main distribution frames, adequate assurance cannot be given that these do not represent essential components of the properties or buildings within the meaning of § 94 BGB. Should they be essential components, it would not be possible pursuant to § 93 BGB to transfer the ownership of the main distribution frames alone to T-Mobile Deutschland GmbH. Rather, ownership of the main distribution frames and ownership of the properties would both have to be transferred to T-Mobile Deutschland GmbH; however, this would run counter to the intention of the parties to the agreement to retain the property, buildings, and hereditary building rights at the level of Deutsche Telekom AG.

To do justice to this circumstance and to ensure the transfer in isolation of the main distribution frames without any transfer of the properties, buildings, and hereditary building rights, the parties have agreed to the provisions laid down in Section 4.7 of the spin-off agreement.

For the above-mentioned case in which main distribution frames or individual pieces of equipment within main distribution frames are essential components of the property or the building of Deutsche Telekom AG within the meaning of §§ 93, 94 BGB, Section 4.7 (a) of the spin-off agreement specifies as a precautionary measure that these “technical fixtures” pursuant to Section 4.7 (b) of the spin-off agreement will be reclassified as temporary components of the property within the meaning of § 95 BGB. With this provision, the parties are making use of the opportunity—which has also been recognized by the Federal Supreme Court—of reclassifying essential components within the meaning of §§ 93, 94 BGB as temporary components of the property within the meaning of § 95 BGB. Since temporary components of the property, in contrast to essential components, can be transferred in isolation, this makes it possible to transfer the technical fixtures of the fixed network in isolation to T-Mobile Deutschland GmbH. By contrast, the properties, buildings, and hereditary building rights will remain with Deutsche Telekom AG, in keeping with the intent of the parties.

After this, Section 4.7 (b) of the spin-off agreement specifies the agreements that have been reached for reclassifying essential components as temporary components of the property in line with the law of property. To this end, the parties to the agreement agree that (i) the technical fixtures are only attached to the properties and incorporated in the buildings for temporary purposes within the meaning of § 95 BGB, (ii) ownership of the technical fixtures will be transferred to T-Mobile Deutschland GmbH on entry of the spin-off in the commercial register of Deutsche Telekom AG, and (iii) T-Mobile Deutschland GmbH is entitled to use the technical fixtures at its own discretion for the duration of the operation of the fixed network on Deutsche Telekom AG’s properties or in its buildings.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Pursuant to Section 4.7 (c) of the spin-off agreement, Section 4.7 (a) and (b) of the spin-off agreement apply accordingly insofar as Deutsche Telekom AG (i) (e.g. as the beneficiary under a hereditary building right) is not the owner of the property, but the owner of the building in which a main distribution frame is located, or (ii) has rented the property in whole or in part.

In order to accommodate dissenting opinions in the legal literature, which—in derogation of the Federal Supreme Court—do not want to permit a reclassification of essential components of the property as temporary components without an act of disclosure, the parties have also purely agreed as a precautionary measure that Deutsche Telekom AG is obliged to grant T-Mobile Deutschland GmbH limited personal easements within the meaning of §§ 1190 et seq. BGB. Since these are entered in the land register (see § 873 BGB), this ensures the disclosure required by the dissenting opinions in the legal literature. Consequently, pursuant to Section 4.7 (d) of the spin-off agreement, Deutsche Telekom AG is obliged to create limited personal easements to the benefit of T-Mobile Deutschland GmbH in the properties and buildings that are owned by Deutsche Telekom AG, or in which Deutsche Telekom AG holds a hereditary building right, that are listed in Annex 4.7 (d) (i) to the spin-off agreement, and on or in which main distribution frames are located, governing the right to use the properties and buildings for the operation of main distribution frames. The precise content of the limited personal easement can be taken from Annex 4.7 (d) (ii) to the spin-off agreement.

Section 4.7 (e) of the spin-off agreement specifies that Section 4.2 (a), (b), and (d) of the spin-off agreement will apply to cases in which technical fixtures that are located on properties owned by or encumbered with hereditary building rights held by Deutsche Telekom AG, or in Deutsche Telekom AG buildings, and that are to be transferred to T-Mobile Deutschland GmbH pursuant to the spin-off agreement, are not already transferred to T-Mobile Deutschland GmbH as of the execution date. The provisions contained there regarding obstacles to the transfer and duties of cooperation will apply to this, subject to the proviso that these components of the fixed network will be transferred to T-Mobile Deutschland GmbH by way of singular succession, i.e., without the associated properties, hereditary building rights, and buildings. This clause ensures that the provisions of Section 3.1 (c) (ii) of the spin-off agreement are applied and that no properties, buildings, and hereditary building rights belonging to Deutsche Telekom AG are transferred to T-Mobile Deutschland GmbH.

Finally, with regard to the technical fixtures only, Section 4.7 (f) specifies that Section 4.2 (c) of the spin-off agreement will apply in cases in which technical fixtures that are located on Deutsche Telekom AG properties or buildings and that are to be transferred to T-Mobile Deutschland GmbH pursuant to the spin-off agreement, are not transferable, or are only transferable in conjunction with the properties or buildings. Consequently, Deutsche Telekom AG and T-Mobile Deutschland GmbH will put each other in the position internally that they would have been in if the transfer had also taken place externally as of the effective spin-off date.

4.8	Section 4.8 (future intragroup delivery and service relationships)

Insofar as the newly defined T-HOME business area uses goods and services provided by other areas of Deutsche Telekom AG, T-Mobile Deutschland GmbH, in which the newly defined T-HOME business area will be integrated, will be dependent on these goods and services after the spin-off becomes effective.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Conversely, the same applies to the other areas of Deutsche Telekom AG insofar as these currently use goods and services provided by the newly defined T-HOME business area (see Section IV. 3.5. above for additional information on this). Section 4.8 of the spin-off agreement therefore contains provisions with regard to the future intragroup delivery and service relationships.

Insofar as nothing to the contrary has been contractually agreed elsewhere, Deutsche Telekom AG undertakes in Section 4.8 (a) of the spin-off agreement to provide to T-Mobile Deutschland GmbH for the newly defined T-HOME business area the goods and services provided to date within Deutsche Telekom AG at the conditions laid down in Section 4.8 (c) of the spin-off agreement, with economic effect as of the effective spin-off date. The contractual basis for these future delivery and service relationships between Deutsche Telekom AG and T-Mobile Deutschland GmbH is the spin-off agreement itself, as is made clear there.

Section 4.8 (b) of the spin-off agreement provides for a corresponding obligation on the part of T-Mobile Deutschland GmbH. Also subject to the proviso that nothing to the contrary has already been contractually agreed elsewhere, T-Mobile Deutschland GmbH undertakes to provide to Deutsche Telekom AG the goods and services previously provided by the newly defined T-HOME business area to other areas and units within Deutsche Telekom AG at the conditions laid down in Section 4.8. (c) of the spin-off agreement, with economic effect as of the effective spin-off date. To this extent, too, the contractual basis for the relevant future delivery and service relationships between Deutsche Telekom AG and T-Mobile Deutschland GmbH is the spin-off agreement itself, as is also made clear there.

Pursuant to Section 4.8 (c) of the spin-off agreement, the intragroup delivery and service relationships on the basis of Section 4.8 (a) and (b) of the spin-off agreement will be performed on an arm’s length basis.

Pursuant to Section 4.8 (d) of the spin-off agreement, Deutsche Telekom AG will make available in particular so-called “multi-use assets”, i.e., assets that are not used exclusively by the newly defined T-HOME business area but that nevertheless represent a key operating basis for the newly defined T-HOME business area as an operating business unit, to T-Mobile Deutschland GmbH to the required extent for its long-term use, i.e., until the end of their economic life. Due to the corresponding application of Section 4.8 (c) of the spin-off agreement, this transfer for long-term use will also take place on an arm’s length basis. No transfer for long-term use can be made if these assets are not included in the spin-off assets and liabilities and are therefore not transferred to T-Mobile Deutschland GmbH as of the execution date. Once again, this provision should be viewed against the background that the newly defined T-HOME business area is to be transferred by Deutsche Telekom AG to T-Mobile Deutschland GmbH as an operating business unit in accordance with § 20 UmwStG at its tax base and therefore as an income tax-neutral transaction.

Section 4.8 (e) of the spin-off agreement contains an opening clause according to which Deutsche Telekom AG and T-Mobile Deutschland GmbH are not prevented by the provisions in Section 4.8 (a) through (d) of the spin-off agreement from regulating the delivery and service relationships by way of separate contracts in future. Therefore, insofar as it appears convenient to the parties, they can put individual delivery and service relationships, or individual groups of them, on a separate contractual basis.

The parties to the agreement are agreed that Section 4.8 (a) through (e) of the spin-off agreement also relate, among other things, to the granting of drawdown facilities under master agreements or the granting of rights of use in the form of sublicenses.
Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

However, Section 4.8 (f) of the spin-off agreement clarifies once again that Section 4.8 (a) through (e) of the spin-off agreement applies in particular to the granting of rights of use, including the granting by T-Mobile Deutschland GmbH of rights of use in software in respect of which the original right (“Stammrecht”) is included in the spin-off assets and liabilities, and including the granting by Deutsche Telekom AG of rights of use in software in respect of which the original right is not included in the spin-off assets and liabilities.

5.	SECTION 5 (CONSIDERATION)

5.1	Section 5.1 (grant of a share in T-Mobile Deutschland GmbH)

Pursuant to Section 5.1 (a) of the spin-off agreement, T-Mobile Deutschland GmbH will increase its share capital by €980,000,000.00, from €520,000,000.00 to €1,500,000,000.00, by creating a new share in the nominal amount of €980,000,000.00. The amount of the increase is thus somewhat less than double the amount of the current share capital. The amount of the increase was chosen so as to ensure that the share capital amounts to a full €1.5 billion following the capital increase.

Section 5.1 (b) of the spin-off agreement provides for Deutsche Telekom AG to receive a new share in T-Mobile Deutschland GmbH in the nominal amount of €980,000,000.00 as consideration for its transfer of the spin-off assets and liabilities.

The share, which will be issued with a separate number in the shareholder list for T-Mobile Deutschland GmbH, will be granted free of charge and will entitle Deutsche Telekom AG to a share of the profits effective January 1, 2010. If the effective spin-off date in accordance with Section 8.1 (for further details see Section V. 8 below) is postponed, the date on which the new share entitles the holder to a share of the profits will also be postponed accordingly.

In accordance with Section 2.2 (a) of the spin-off agreement, T-Mobile Deutschland GmbH will take over the assets and liabilities at the carrying amounts recognized at Deutsche Telekom AG and will roll over these amounts. The amount by which the assets being transferred to T-Mobile Deutschland GmbH as a result of the spin-off from Deutsche Telekom AG exceed the aggregate amount of the liabilities being transferred to T-Mobile Deutschland GmbH as a result of the spin-off from Deutsche Telekom AG and the obligation in accordance with Section 3.7 (g) of the spin-off agreement as a result of the assumption in favor of Deutsche Telekom AG of the contractual obligation to perform the obligation of another party the notional interest in the share capital of the share granted in return for this, as measured by the carrying amounts, will be allocated to the capital reserve of T-Mobile Deutschland GmbH as a difference in accordance with § 272(2) no. 1 HGB.

5.2	Section 5.2 (special rights and benefits)

T-Mobile Deutschland GmbH will not grant any rights within the meaning of § 126(1) no. 7 UmwG; equally, no measures within the meaning of this provision are planned. This is clarified by Section 5.2 (a) of the spin-off agreement.

Section 5.2 (b) of the spin-off agreement contains the information pursuant to § 126(1) no. 8 UmwG. With the exception of the circumstances mentioned below, no members of the representative or supervisory bodies of the legal entities involved in the spin-off are to be granted special benefits within the meaning of § 126(1) no. 8 UmwG.

5.2.1.1
It is intended to appoint the chairman of the “T-HOME Divisional Board of Management” and Member of the Board of Management of Deutsche Telekom AG, Niek Jan van Damme, to the management of T-Mobile Deutschland GmbH effective October 1, 2009, subject to a resolution by the Supervisory Board of T-Mobile

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

5.2.1.2	Deutschland GmbH, and to entrust him with the chair of that body. This appointment is in addition to his membership of the Board of Management of Deutsche Telekom AG, which is to continue.

5.2.1.3
It is intended to reappoint the current members of the management of T-Mobile Deutschland GmbH Thomas Berlemann, Thomas Dannenfeldt, Dr. Christian P. Illek, and Dr. Bruno Jacobfeuerborn, whose term of office as managing directors of T-Mobile Deutschland GmbH will end as agreed when the spin-off takes effect, to the management of T-Mobile Deutschland GmbH, subject to a resolution by the Supervisory Board of T-Mobile Deutschland GmbH.

5.2.1.4
Mr. Albert Henn, member of the management of T-Mobile Deutschland GmbH, has been appointed a member of the management of Telekom Shop Vertriebsgesellschaft mbH, domiciled in Bonn, effective July 1, 2009.

6.	SECTION 6 (CONSEQUENCES OF SPIN-OFF FOR THE EMPLOYEES AND EMPLOYEE REPRESENTATIVES)

Section 6 of the spin-off agreement starts off by describing the consequences of the spin-off for individual and collective employment agreements. To the extent that it describes the legal consequences of the spin-off for the employees, this provision does not contain any contractual agreements between the parties to the spin-off agreement. These ensue from §§ 131(1) nos. 1 and 3, 324 UmwG and § 613a(1) and 613(4) through (6) BGB. In addition to the legal consequences, the Letter of Intent dated February 26, 2009 entered into with the employee representatives on the Supervisory Board of Deutsche Telekom AG regarding the employee representatives’ support for the “Konzentrieren und gezielt wachsen” (“Focus, fix and grow”) strategy (hereinafter referred to as the “LOI One Company”), including the addenda dated April 29, 2009, and August 27, 2009 form the basis for the implementation of and support for the measures to be taken.

The explanation of these consequences for the employees and their representatives in the spin-off agreement is based on the statutory provisions contained in § 126 no. 11 UmwG. It includes in particular the statement that the employment relationships of the Deutsche Telekom AG employees affected by the spin-off will be transferred to T-Mobile Deutschland GmbH, that their rights and duties under labor law will continue in respect of T-Mobile Deutschland GmbH, and that the periods of time for which they have served and which have been recognized by Deutsche Telekom AG will be credited. Redundancies by the employer due to the spin-off are prohibited by law; this is confirmed again in Section III of the LOI One Company, which states that compulsory redundancies due to the integration with T-Mobile Deutschland GmbH are prohibited. In addition, the employees affected by the spin-off remain covered at T-Mobile Deutschland GmbH by the redundancy waiver under the collective agreement in force at Deutsche Telekom AG. In addition, a termination waiver has been agreed for T-Mobile Deutschland GmbH until December  31, 2010 as part of a collective agreement. T-Mobile Deutschland GmbH is liable for claims by employees, including claims in arrears. In addition, Deutsche Telekom AG is liable for claims arising before the spin-off; depending on the type of the claim, liability may extend for up to ten years after the spin-off takes effect.

On spin-off, the Deutsche Telekom AG collective agreements will be replaced by the T-Mobile Deutschland GmbH collective agreements. However, according to the commitment made in the LOI One Company, the transfer of operations will be accompanied by the conclusion of corresponding collective agreements. The goal of these collective agreements is to harmonize the different starting collective agreements and related working conditions in order to support the integration of the T-HOME and T-MOBILE at a human resources policy level.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

At the same time, the move is designed to implement the commitment made in the course of the 2008 collective bargaining negotiations at T-Mobile Deutschland GmbH regarding the implementation of a new remuneration system with ver.di. The modification and harmonization of the starting collection agreements will be performed in compliance with the job protection provisions agreed in the LOI One Company. Existing tariff levels will not be undercut overall in the process. The modifications and harmonizations will be made in a cost-neutral manner. Insofar as the provisions of collective agreements apply to employees not covered by them due to a reference clause under labor law, the reference clause under labor law will specify what collective agreements are to be applied.

The works agreements in force in the T-HOME operational units will be transferred to T-Mobile Deutschland GmbH subject to the precondition that the identity of the operational units is preserved, that no collective agreement non-negotiability effect comes into effect and that the works agreements are not replaced by collective agreements in force at the receiving units. The central works agreements applicable for the operations of the T-HOME business area shall continue to apply as works agreements subject to the provisos specified in sentence 1. The spin-off will have no effect on the application of Group works agreements. If, as a result of its integration in existing operational units or as a result of the formation of new operational units, the identity of the operational unit existing before the spin-off ceases to exist, the rights and duties will remain in existence at the level of individual law until they are replaced by an existing collective agreement at the receiving operational unit or a new collective agreement.

In the course of the spin-off, the following operational units will be transferred from the T-HOME area (excluding “T-HOME DT GK”) to T-Mobile Deutschland GmbH: “Head Office T-HOME,” “Zentrum Wholesale” (Wholesale Center), “Zentrum Mehrwertdienste” (Value-Added Services Center), “Zentrum Informationstechnik” (Information Technology Center), and “Zentrum Personal, Organisation und Umweltschutz” (HR, Organization & Environmental Affairs Center). The following operational units from the T-HOME DT GK business area are affected by the spin-off: “Sales & Service Management Nord,” “Sales & Service Management Nordost,” “Sales & Service Management West,” “Sales & Service Management Mitte,” “Sales & Service Management Südwest,” “Sales & Service Management Süd.” In addition, the central “Marketing & Produktmanagement / Human Resources Management / Telecommunications Operations” unit is affected. All operational units are created under the Collective Agreement on Organizational Allocation (Zuordnungstarifvertrag), as a result of which, in particular, independent operating units are each allocated to one of the aforementioned principal operations.

The term of office and seats of the members of the Central Works Council of T-HOME and of the Central Works Council of “T-Home DT GK” will end when the spin-off takes effect. The elected works councils in the T-HOME operational units affected by the spin-off will continue to hold their seats for as long as the structure of the operational unit concerned remains unchanged. However, it is planned in connection with the restructuring to integrate these operational units or parts of operational units into the organizational structures/operational units to be created. In the case of associated changes in the structure of the operational units, the provisions of works constitution law, and in particular the transitional mandate pursuant to § 21a Betriebsverfassungsgesetz (BetrVG—German Works Constitution Act), will apply. If works council mandates expire as a result, the job protection provisions agreed in the LOI One Company will apply. The Group Works Agreement on the formation and composition of the Group Works Council in the Deutsche Telekom Group in the version dated June 22, 2007 will be reviewed and any necessary amendments will be agreed with the Group Works Council of Deutsche Telekom AG.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

All T-HOME business area and T-Mobile Deutschland GmbH employees will continue to be represented by the Group Works Council of Deutsche Telekom AG. Insofar as is necessary to ensure an effective codetermination structure at the operational units, negotiations will be instituted with the ver.di trades union regarding the modification of the current codetermination structures in the operational units. The provisions relating to the European Works Council formed at Deutsche Telekom by way of the agreement dated April 21, 2004 will remain unaffected by the spin-off. The spin-off shall not result in any changes in Deutsche Telekom AG's Supervisory Board. If a member of the Supervisory Board of Deutsche Telekom AG is among the employees whose employment relationships are transferred to T-Mobile Deutschland GmbH, this will not affect his or her mandate on the Supervisory Board. The employees transferred to T-Mobile Deutschland GmbH will remain entitled to vote and to stand for election in the elections for the employee representatives on the Supervisory Board of Deutsche Telekom AG under the same conditions as have applied to date. Upon the spin-off and the transfer of the employees affected by the spin-off from Deutsche Telekom AG to T-Mobile Deutschland GmbH, the Supervisory Board of T-Mobile Deutschland GmbH will comprise 20 members on the basis of the expected number of staff once the spin-off has become effective.

It is planned to create an integrated sales & service unit for the German fixed network and mobile communications business shortly following the entry of the Spin-off. This is to be achieved, inter alia, by transferring the necessary sales & service management units (approx. 720 full-time equivalents) from Deutsche Telekom Kundenservice GmbH to T-Mobile Deutschland GmbH. Furthermore, it is intended to transfer the present “T-HOME DT GK” unit from T-Mobile Deutschland GmbH to Deutsche Telekom Kundenservice GmbH following the Spin-off. It is a prerequisite for the transfer into Deutsche Telekom Kundenservice GmbH that the necessary IT and process-related measures will have also been taken both for the AGB business (business on the basis of General Terms and Conditions) and the individualized business for business customers at this point in time. The units are to be transferred immediately after these requirements have been met. The necessary changes for this will be reviewed on a quarterly basis. The review deadline for implementation and the fulfillment of the transfer requirements shall be June 30, 2011.

7.	SECTION 7 (CIVIL SERVICE EMPLOYMENT RELATIONSHIPS)

In addition to the regular employment relationships, approximately 8,992 civil service employment relationships are to be assigned to the area to be spun off. These civil servants belong to Deutsche Telekom AG under civil service law. In this respect special rules apply for civil service law reasons; the service relationship is not transferred pursuant to § 613a BGB. Just under 5,132 of these civil servants have taken leave from civil servant status within the meaning of § 4(3) Postpersonalrechtsgesetz (Deutsche Bundespost Former Employees Act) (“civil servants on temporary leave from civil-servant status”).

Section 7 of the spin-off agreement describes the manner in which the Deutsche Telekom AG civil servants will be employed at T-Mobile Deutschland GmbH following the spin-off. The civil servants working in the unit to be spun off will be offered leave from service pursuant to Section 13 of the Special Leave Regulations (“Sonderurlaubsverordnung”) for T-Mobile Deutschland GmbH, or will be assigned corresponding duties. In the case of leave, the civil servant employment relationship with Deutsche Telekom AG is suspended and the civil servant enters into an employment relationship with T-Mobile Deutschland GmbH. In the case of assignment, the civil servant continues to report to Deutsche Telekom AG from a civil service law perspective and would be paid his or her remuneration by Deutsche Telekom AG; however, T-Mobile Deutschland GmbH would be authorized to issue instructions insofar as the civil servant’s work in the company requires this. The further details of the assignment, such as settlement and payment procedures, will be regulated in a separate agreement.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

8.    SECTION 8 (MISCELLANEOUS)

In addition, Section 8 of the spin-off agreement contains the customary concluding provisions.

If the spin-off has not taken effect at the latest as of December 31, 2010 by way of entry in the commercial register of Deutsche Telekom AG, Section 8.1 of the spin-off agreement specifies that, in derogation of the provision laid down in Section 2.2 (b) of the spin-off agreement, the effective spin-off date will be the start of January 1, 2011. In this case the spin-off will be based on the balance sheet of Deutsche Telekom AG to be prepared as of December 31, 2010 as the closing balance sheet. If additional delays should occur beyond December 31 of the following year in each case, the effective spin-off date and the reporting date of the closing balance sheet will be postponed accordingly by one year in each case. Pursuant to Section 8.1 sentence 4 of the spin-off agreement, the same applies to the effective transfer date for tax purposes within the meaning of Section 2.2 (c) of the spin-off agreement, with the result that the effective transfer date for tax purposes will be postponed in line with the reporting date of the closing balance sheet. Section 8.1 sentence 5 of the spin-off agreement clarifies that, insofar as the spin-off agreement refers to Section 2.2 (b) of that Agreement, Section 8.1 of the spin-off agreement will be taken in account accordingly. Furthermore, the provision laid down in Section 5.1 (c) sentence 2 of the spin-off agreement ensures that the start of the entitlement to share in the profits conferred by the new share will be postponed accordingly. However, since Deutsche Telekom AG is the sole shareholder of T-Mobile Deutschland GmbH, the entire profit of T-Mobile Deutschland GmbH will accrue in all cases to Deutsche Telekom AG.

Section 8.2 of the spin-off agreement contains the provision that the agreement is subject to German law and that the forum for hearing any disputes should be Bonn.

Section 8.3 of the spin-off agreement lays down the following provisions with regard to costs and taxes: The costs arising as a result of the signing of this spin-off and take-over agreement and its execution (including the costs incurred in the preparation of this spin-off and take-over agreement, especially advisory and notary costs, the auditors’ services performed in association with the spin-off and take-over, and the related advance ruling), as well as any taxes arising, will be borne by T-Mobile Deutschland GmbH and Deutsche Telekom AG in equal portions. The costs of the capital increase at T-Mobile Deutschland GmbH will be borne by T-Mobile Deutschland GmbH. Each party will bear the costs of its own shareholders’ meeting and the costs of filing the spin-off with, and its entry in, the commercial register.

Section 8.4 of the spin-off agreement contains a standard severability clause designed to prevent the entire spin-off agreement from becoming ineffective in the case that one or more provisions of the Agreement are or become ineffective, unperformable, or incapable of being entered in the register. The same is to apply in the case of any omission to the spin-off agreement. The clause that is ineffective, unperformable, or incapable of being registered in the commercial register, or the omission, will be replaced or supplemented by the legally permissible provision most closely approximating to what the parties would have intended if they had considered the matter when signing the spin-off agreement.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Section 8.5 (a) of the spin-off agreement clarifies that the spin-off agreement will only take effect if the shareholders’ meeting of Deutsche Telekom AG and the shareholders’ meeting of T-Mobile Deutschland GmbH have granted their approval. Furthermore, the spin-off must be entered in the commercial register of Deutsche Telekom AG to be effective. Such entry may only be made once the entry in the commercial register of T-Mobile Deutschland GmbH has been made. Pursuant to Section 8.5 (b) of the spin-off agreement, the spin-off may not be filed for entry in the commercial register of Deutsche Telekom AG until after December 31, 2009 and after the closing balance sheet of Deutsche Telekom AG required for the filing has been prepared.

Finally, Section 8.6 of the spin-off agreement clarifies that all Annexes to the spin-off agreement are components of the spin-off agreement. Below please find an overview of the Annexes to the spin-off agreement:

§	Annex 3.1 (a) contains a pro forma balance sheet as of July 1, 2009, in which the spin-off assets and liabilities are presented indicatively as inventoried at July 1, 2009.

§
Annex 3.1 (e) lists contract numbers (of financing agreements). T-Mobile Deutschland GmbH promises Deutsche Telekom AG inter se with economic effect from the effective spin-off date to satisfy Deutsche Telekom AG's liabilities under those agreements allotted the contract numbers specified in Annex 3.1 (e) in the "Integrated Treasury System" ("ITS").

§
Annex 3.2 (b) (i) lists internally and externally developed network-specific software (designated, for example, by the abbreviated and full names). The rights in, to and from this software shall be included in the spin-off assets and liabilities, with the exception that, in so far as licenses are limited to technical components of the fixed network (as defined in Section 3.3 (b) of the spin-off and take-over agreement), only these licenses relating to technical components of the fixed network shall be covered by Sections 3.2 (b) (i) and (ii) of the spin-off and take-over agreement, in other words licenses relating to the same software but that are limited to other technical components, in particular to technical components of the "Telekom Global Network" ("TGN"), shall not be covered by Section 3.2 (b) (i) and (ii) of the spin-off and take-over agreement.

§	Annex 3.2 (b) (iii) (X) contains a more detailed definition of the value-added services.

§
Annex 3.2 (b) (iii) (Y) lists internally and externally developed software (designated, for example, by the abbreviated and full names) which is specific to the production of value-added services. The rights in, to and from this software shall be included in the spin-off assets and liabilities.

§
Annex 3.2 (b) (iv) lists non network-specific software (designated, for example, by the abbreviated and full names) that supports business processes. The rights in, to and from this software shall be included in the spin-off assets and liabilities. The agreements concluded between Deutsche Telekom AG and T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main and whose subject matter comprises the provision and operation of the software listed in Annex 3.2 (b) (iv) shall also be included in the spin-off assets and liabilities.

§
Annex 3.2 (e) (i) lists customers (designated by customer numbers or contract number from the Carrier Data Management ("CADAM") system) from business with domestic wireline products. These customers are part of the customer base that shall be included in the spin-off assets and liabilities. Agreements with these customers,

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

§	whose subject matter comprises domestic wireline products, shall also be included in the spin-off assets and liabilities.

§
Annex 3.2 (e) (ii) lists customers (designated by customer numbers from the " Termin Erinnerungs-System (deadline reminder system)” ("TESY") from business with non-wireline products. These customers are part of the customer base that shall be included in the spin-off assets and liabilities. Agreements with the customers listed in Annex 3.2 (e) (ii) whose subject matter comprises non-wireline products shall also be included in the spin-off assets and liabilities.

§
Annex 3.2 (e) (iv) (X) lists customers (designated by customer numbers from the "AutoKundePro" system) who are part of the customer base of the "Business Customers" business unit. This customer base shall be included in the spin-off assets and liabilities. Agreements concluded with these customers by the "Business Customers" business unit shall also be included in the spin-off assets and liabilities.

§
Annex 3.2 (e) (iv) (Y) lists customers (designated by customer numbers from the "AutoKundePro" system) who belong to the customer base relating to the networks business under the General Terms and Conditions, which comprises customers who are also customers of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main. This customer base shall be included in the spin-off assets and liabilities. Agreements concluded with these customers by the "Business Customers" business unit shall also be included in the spin-off assets and liabilities.

§
Annex 3.2 (e) (iv) (Z) lists those item and service numbers (AL numbers) that are defined in Deutsche Telekom's own telecommunications charges file and relate to the provision of services that define the network business under General Terms and Conditions.

§
Annex 3.2 (f) (ii) lists software (designated by the abbreviated and full names, for example). The rights in, to and from this software shall not be included in the spin-off assets and liabilities. Nor shall any agreements whose subject matter comprises the rights in, to and from this software be included in the spin-off assets and liabilities.

§	Annex 3.3 (b) (ii) lists the main distribution frames (designated by address) which are part of the fixed network and therefore included in the spin-off assets and liabilities.

§
Annex 3.3 (b) (viii) lists technical systems and machines (designated by location and shelf position) which are assignable to the "Telekom Global Network" ("TGN"). These shall not be included in the spin-off assets and liabilities.

§
Annex 3.3 (b) (ix) lists technical systems and machines (designated by SAP order number, inventory number and asset number) which are assignable to the "Products & Innovations" unit ("P & I"). These shall not be included in the spin-off assets and liabilities.

§
Annex 3.3 (f) lists assets defined by asset categories which, in so far as they are not assignable to the "Telekom Global Network" ("TGN") or the "Products & Innovation" ("P & I") unit, shall be included in the spin-off assets and liabilities (components of the fixed network and so-called network periphery).

§
Annex 3.4 lists limited personal easements and other rights recorded to the benefit of Deutsche Telekom AG or one of its legal predecessors and (designated, where existent, by land registry office, land register, district, lot and parcel of land, for example) the land and buildings on which such easements and rights have been granted; these easements and rights shall be included in the spin-off assets and liabilities.

§
Annex 3.5 lists companies (designated by company, registered offices, registration court and commercial register number) and the percentage of the equity investments of Deutsche Telekom AG in these companies. The shares and equity investments held by Deutsche Telekom AG in these companies shall be included in the spin-off assets and liabilities. However, control agreements, profit and loss transfer agreements, and control and profit and loss transfer agreements concluded between Deutsche Telekom AG and the companies listed in Annex 3.5 shall not be included in the spin-off assets and liabilities. Shares and equity investments in companies other than those listed in Annex 3.5 shall not be included in the spin-off assets and liabilities, unless stipulated otherwise in Section 4.2 (b) of the spin-off and take-over agreement.

§
Annex 3.6 (b) lists accounts (designated by bank and account number) with regard to which rights and obligations from the bank and account agreements shall be included in the spin-off assets and liabilities.

§
Annex 3.8 (a) lists non civil-servants (designated by personnel numbers in the SAP system (P91), client 200 of Deutsche Telekom AG) who have been transferred to T-Mobile Deutschland GmbH including benefits from the company pension plan. As part of the normal settlement procedures within the Group, Deutsche Telekom AG shall transfer assets to T-Mobile Deutschland GmbH corresponding to the total defined benefit obligation (DBO) for pension provisions determined in accordance with IAS 19 for the annual financial statements as of December 31, 2009 to reflect company pension benefits earned up until the effective spin-off date by those non civil-servants/employees who have been transferred to T-Mobile Deutschland GmbH as listed in Annex 3.8 (a).

§
Annex 3.9 (e) (i) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with external third parties which shall be included in the spin-off assets and liabilities. The spin-off assets and liabilities shall also include individual orders and requisitions completed on the basis of these procurement agreements.

§
Annex 3.9 (e) (ii) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with affiliated companies which shall be included in the spin-off assets and liabilities. The spin-off assets and liabilities shall also include individual orders and requisitions completed on the basis of these procurement agreements.

§
Annex 3.9 (e) (iii) lists the sports marketing agreements which shall be included in the spin-off assets and liabilities, specified by general description and, in part, also designated by parties to the agreement. These include agreements covering moving image rights and the production/feed/licensing of content and brands in the field of sports/soccer, in particular: agreements covering the audiovisual exploitation rights to Germany's Bundesliga in the areas of IPTV and mobile communications (DFL, Liga-Fußballverband e.V. (league association)), agreements with Constantin Medien AG covering production commissions, feed and licensing. These include, furthermore, agreements concluded with the clubs listed by name in Annex 3.9 (e) (iii) (in the second table), whose subject matter comprises the technical realization of a shared platform and a club-specific front end, which the clubs can use to offer their fans premium moving image content (the service provided by Deutsche Telekom AG includes the provision of associated (moving image) productions, streaming, hosting and billing). These shall ultimately include agreements relating to sports/soccer sponsoring and exploitation rights, in particular agreements with the soccer associations (DFB/DFL) and the clubs, as well as agreements concluded with testimonials and agreements concluded with marketers, e.g. for advertising boards, hospitality and sponsoring rights (e.g., with Infront, Sportfive, IMG, Kentaro), in particular agreements to this effect with the entities listed by name in Annex 3.9 (e) (iii) (in the third table).

§
Annex 3.9 (e) (iv) lists agreements (designated by parties to the agreement or agreement type from the T-Online agreement archive ("TOVA") and physical archives) covering rights to linear transmission of film and television products that shall be included in the spin-off assets and liabilities. Sports marketing agreements other than those listed in Annex 3.9 (e) (iii) shall not be included in the spin-off assets and liabilities.

§
Annex 3.9 (h) lists court and administration proceedings (designated by reference number of the Regulatory Authority for Telecommunications and Posts/Federal Network Agency and, where relevant, of the administrative court, or by reference number and court) relating to items that shall be included in the spin-off assets and liabilities or otherwise assignable to the newly defined T-HOME business area.

§
Annex 3.9 (j) (v) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with external third parties which shall not be included in the spin-off assets and liabilities. Nor shall the spin-off assets and liabilities individual orders and requisitions completed on the basis of these procurement agreements, in so far as these are not assigned to the spin-off assets and liabilities under Section 3.9 (e) (i) of the spin-off and take-over agreement.

§
Annex 3.9 (j) (vi) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with affiliated companies which shall not be included in the spin-off assets and liabilities. Nor shall the spin-off assets and liabilities individual orders and requisitions completed on the basis of these procurement agreements, in so far as these are not assigned to the spin-off assets and liabilities under Section 3.9 (e) (i) of the spin-off and take-over agreement.

§
Annex 4.6 (d) lists secured entitlements (designated, for example, by entitlement, land register, land register folio, lot and parcel of land) to entry of a limited personal easement to the benefit of an individual secured by reservation which Deutsche Telekom shall assign to the receiving company T-Mobile Deutschland GmbH.

§
Annex 4.7 (d) (i) lists land and buildings (designated by address). Deutsche Telekom AG shall, for the land and buildings that fall under the ownership or under the hereditary building rights of Deutsche Telekom AG, are listed in Annex 4.7 (d) (i) and on which or in which main distribution frames are located, grant a limited personal easement to the benefit of T-Mobile Deutschland GmbH on the right to use the land and buildings in order to operate the main distribution frames, and shall do so on the basis of the content specified in Annex 4.7 (d) (ii).

§	Annex 4.7 (d) (ii) contains a sample for the content of a limited personal easement.

§
Annex 6.2 (a) lists employment relationships (designated by personnel numbers in the SAP system (P91), client 200 of Deutsche Telekom AG) which the parties assume will transferred by force of law to T-Mobile Deutschland GmbH pursuant to §§ 613 a (1) sentence 1 BGB, 324 UmwG.

VI.	EFFECTS OF THE SPIN-OFF ON THE SHAREHOLDERS OF DEUTSCHE TELEKOM AG, THE SHARES, AND EXCHANGE TRADING

,The following section presents the effects of the spin-off on the shareholders of Deutsche Telekom AG (see Section VI. 1.), on the shares of Deutsche Telekom AG (see Section VI. 2.), on exchange trading of the securities (see Section VI. 3.), and on the dividend policy (see Section VI. 4.).

1.	NO EFFECTS OF THE SPIN-OFF ON THE SHAREHOLDERS OF DEUTSCHE TELEKOM AG

The spin-off has no effects on the position of the shareholders of Deutsche Telekom AG. However, the direct responsibility for the T-HOME business area, including the equity investments and shares in Group companies and other companies belonging to it, will rest in future not with the Board of Management of Deutsche Telekom AG, but with the management of T-Mobile Deutschland GmbH.

However, due to the existence of the control agreement (see Section II. 1. 1.2 (h) (ii) above), the Board of Management of Deutsche Telekom AG remains entitled to issue instructions to the management of T-Mobile Deutschland GmbH, including with regard to the operational management of the T-HOME business area, and thus to influence the management, up to and including decisions on day-to-day operations. There is no intention to terminate this control agreement.

Moreover, uniform management of T-Mobile Deutschland GmbH will be guaranteed in the person of Mr. Niek Jan van Damme, who will remain a member of the Board of Management of Deutsche Telekom AG and at the same time is to take over as chairman of the management of T-Mobile Deutschland GmbH, subject to a resolution to this effect by the Supervisory Board of T-Mobile Deutschland GmbH.

The members of the management of T-Mobile Deutschland GmbH will be appointed and supervised by the Supervisory Board of T-Mobile Deutschland GmbH. The shareholder representatives on the Supervisory Board of T-Mobile Deutschland GmbH will be appointed by Deutsche Telekom AG, as represented by its Board of Management. The Supervisory Board of Deutsche Telekom AG, whose shareholder representatives are elected by the shareholders’ meeting of Deutsche Telekom AG, must be included in this in accordance with § 32(1) of the Mitbestimmungsgesetz (MitbestG—German Codetermination Act). The shareholders’ meeting of Deutsche Telekom AG must also be involved in the case of structural measures at the level of T-Mobile Deutschland GmbH affecting the corporate purpose of Deutsche Telekom AG, or that require a fundamental resolution by the shareholders’ meeting of the parent company pursuant to the Holzmüller/Gelatine ruling by the Federal Supreme Court (see Section IV. 1. 1.1 (b) above).

2.           NO EFFECTS OF THE SPIN-OFF ON THE SHARES OF DEUTSCHE TELEKOM AG

The spin-off has no effects on the shares of Deutsche Telekom AG.

3.           NO EFFECTS OF THE SPIN-OFF ON EXCHANGE TRADING OF THE SECURITIES

The spin-off has no effects on exchange trading of shares of Deutsche Telekom AG. Equally, it has no effect on Deutsche Telekom AG’s American Depository Receipt program.

4.           NO EFFECTS OF THE SPIN-OFF ON THE DIVIDEND POLICY

No change to Deutsche Telekom AG’s dividend policy is intended as a result of the spin-off. Due to the profit and loss transfer agreement existing between Deutsche Telekom AG and T-Mobile Deutschland GmbH, the profit or loss from operations at the T-HOME business area will continue to accrue directly, along with the profit or loss from T-Mobile Deutschland GmbH’s other operations, to the profit or loss of Deutsche Telekom AG. To the extent that a profit is generated by the T-HOME business area, this will be available, as has been the case to date, at Deutsche Telekom AG for addition to the reserves, for distributions of profits, or to offset any losses. Consequently, there is no need for any change to the dividend policy due to the spin-off.

Disclaimer: This document is a convenience translation of the German original. In case of discrepancy between the English and German versions, the German version shall prevail.

Bonn, September 3, 2009

_______________________________          _______________________________
René Obermann                                                                     Hamid Akhavan
Deutsche Telekom AG                                                          Deutsche Telekom AG

_______________________________          _______________________________
Dr. Manfred Balz                                                                    Reinhard Clemens
Deutsche Telekom AG                                                          Deutsche Telekom AG

_______________________________          _______________________________
Niek Jan van Damme                                                             Timotheus Höttges
Deutsche Telekom AG                                                          Deutsche Telekom AG

_______________________________          _______________________________
Guido Kerkhoff                                                                      Thomas Sattelberger
Deutsche Telekom AG                                                          Deutsche Telekom AG

Bonn, September 3, 2009

_______________________________          _______________________________
Dr. Georg Pölzl                                                                       Thomas Berlemann
T-Mobile Deutschland GmbH                                             T-Mobile Deutschland GmbH

_______________________________          _______________________________
Thomas Dannenfeldt                                                            Albert Henn
T-Mobile Deutschland GmbH                                             T-Mobile Deutschland GmbH

_______________________________          _______________________________
Dr. Christian P. Illek                                                               Dr. Bruno Jacobfeuerborn
T-Mobile Deutschland GmbH                                              T-Mobile Deutschland GmbH

_______________________________
Dr. Dirk Rohweder
T-Mobile Deutschland GmbH